Exhibit 3

DENISON MINES CORP.

AND

FISSION ENERGY CORP.

AND

FISSION URANIUM CORP.

ARRANGEMENT AGREEMENT

DATED March 7, 2013

Suite 2200, HSBC Building

885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8

TABLE OF CONTENTS

ARTICLE 1—INTERPRETATION		1

1.1	DEFINITIONS	1
1.2	INTERPRETATION NOT AFFECTED BY HEADINGS	13
1.3	MINERAL RESOURCES AND MINERAL RESERVES	13
1.4	LEGISLATIVE REFERENCES	14
1.5	NUMBER AND GENDER	14
1.6	DATE FOR ANY ACTION	14
1.7	CURRENCY	14
1.8	ACCOUNTING MATTERS	14
1.9	KNOWLEDGE	14
1.10	SCHEDULES	14

ARTICLE 2—THE ARRANGEMENT		15

2.1	ARRANGEMENT	15
2.2	INTERIM COURT ORDER	15
2.3	TARGET MEETING	16
2.4	TARGET CIRCULAR	17
2.5	SOLICITATION OF PROXIES	19
2.6	FINAL ORDER	19
2.7	COURT PROCEEDINGS	19
2.8	PAYMENT OF CONSIDERATION	20
2.9	PREPARATION OF FILINGS	20
2.10	ARTICLES OF ARRANGEMENT	20
2.11	SHAREHOLDER COMMUNICATIONS	20
2.12	WITHHOLDING TAXES	21
2.13	U.S. SECURITIES LAWS	21

ARTICLE 3—REPRESENTATIONS AND WARRANTIES OF TARGET		22

3.1	REPRESENTATIONS AND WARRANTIES	22
3.2	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	39

ARTICLE 4—REPRESENTATIONS AND WARRANTIES OF ACQUIROR		40

4.1	REPRESENTATIONS AND WARRANTIES	40
4.2	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	49

ARTICLE 5—COVENANTS		50

5.1	COVENANTS OF TARGET – CONDUCT OF BUSINESS	50
5.2	COVENANTS OF TARGET – PRE-CLOSING REORGANIZATION	54
5.3	COVENANTS OF ACQUIROR – PRE-CLOSING REORGANIZATION	55
5.4	MUTUAL COVENANTS – ACQUIROR LOAN AND PRE-SPINOUT REORGANIZATION	56
5.5	COVENANTS OF TARGET – ARRANGEMENT	57
5.6	COVENANTS OF ACQUIROR – CONDUCT OF BUSINESS AND PERFORMANCE OF OBLIGATIONS	59
5.7	MUTUAL COVENANTS	60
5.8	COVENANTS – SPINCO COSTS	60
5.9	TARGET EMPLOYEES	61
5.10	INDEMNITY BY SPINCO	62
5.11	INDEMNITY BY ACQUIROR	62

ARTICLE 6—CONDITIONS		63

6.1	MUTUAL CONDITIONS PRECEDENT	63

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TABLE OF CONTENTS

6.2	ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ACQUIROR	64
6.3	ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF TARGET	65
6.4	SATISFACTION OF CONDITIONS	66

ARTICLE 7—ADDITIONAL AGREEMENTS		66

7.1	NOTICE AND CURE PROVISIONS	66
7.2	NON-SOLICITATION	66
7.3	RIGHT TO MATCH	70
7.4	ACCESS TO INFORMATION; CONFIDENTIALITY	72
7.5	INSURANCE AND INDEMNIFICATION	72

ARTICLE 8—TERM, TERMINATION, TERMINATION PAYMENT		73

8.1	TERM	73
8.2	TERMINATION	73
8.3	TERMINATION PAYMENT	76

ARTICLE 9—AMENDMENT AND WAIVER		77

9.1	AMENDMENT	77
9.2	WAIVER	78

ARTICLE 10—GENERAL PROVISIONS		78

10.1	COSTS AND EXPENSES	78
10.2	NOTICES	78
10.3	GOVERNING LAW	79
10.4	INJUNCTIVE RELIEF	80
10.5	TIME OF ESSENCE	80
10.6	ENTIRE AGREEMENT, BINDING EFFECT AND ASSIGNMENT	80
10.7	SEVERABILITY	80
10.8	COUNTERPARTS, EXECUTION	81
10.9	LANGUAGE	81

SCHEDULE A TO THE ARRANGEMENT AGREEMENT Plan of Arrangement Under Section 192 of the Canada Business Corporations Act		A-1

SCHEDULE B TO THE ARRANGEMENT AGREEMENT Arrangement Resolution		B-1

SCHEDULE C TO THE ARRANGEMENT AGREEMENT Key Regulatory Approvals		C-1

SCHEDULE D TO THE ARRANGEMENT AGREEMENT Key Third Party Consents		D-1

SCHEDULE E TO THE ARRANGEMENT AGREEMENT Retained Properties		E-1

SCHEDULE F TO THE ARRANGEMENT AGREEMENT Spinco Properties		F-1

SCHEDULE G TO THE ARRANGEMENT AGREEMENT Acquiror Loan Promissory Note		G-1

SCHEDULE H TO THE ARRANGEMENT AGREEMENT Spinco Purchase and Sale Agreement		H-1

SCHEDULE I TO THE ARRANGEMENT AGREEMENT Assumed Spinco Liabilities Assumption Agreement		I-1

SCHEDULE J TO THE ARRANGEMENT AGREEMENT Acquiror Property		J-1

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated March 7, 2013

B E T W E E N:

DENISON MINES CORP., a corporation existing under the laws of Ontario (“Acquiror”)

- and –

FISSION ENERGY CORP., a corporation existing under the laws of Canada (“Target”)

- and -

FISSION URANIUM CORP., a corporation existing under the laws of Canada (“Spinco”)

Preliminary Statement

A.	Acquiror wishes to acquire all the issued and outstanding shares of Target; and

B.	Acquiror, Target and Spinco have agreed to effect an arrangement under the CBCA (as defined below) involving, among other things, the transfer to Target Shareholders of common shares of Spinco, on the terms and subject to the conditions set out in this Agreement.

ARTICLE 1—INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquiror Disclosure Letter” means the disclosure letter executed by Acquiror and delivered to Target in connection with the execution of this Agreement;

“Acquiror Financial Statements” has the meaning ascribed thereto in Section 4.1(i);

“Acquiror Loan” has the meaning ascribed thereto in Section 5.4(a);

“Acquiror Mineral Rights” has the meaning ascribed thereto in Section 4.1(n)(i)(B);

“Acquiror Options” means options to purchase Acquiror Shares granted under the Acquiror Option Plan;

“Acquiror Option Plan” means the share option plan of Acquiror, as amended, last approved by Acquiror Shareholders on November 20, 2006;

“Acquiror Property” means the material properties of Acquiror listed in Schedule K;

“Acquiror Property Interests” has the meaning ascribed thereto in Section 4.1(n)(i)(A);

“Acquiror Public Disclosure Record” means all documents and information required to be filed by Acquiror under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the three years prior to the date hereof;

“Acquiror Shareholders” means the holders of Acquiror Shares;

“Acquiror Shares” means the common shares in the authorized share capital of Acquiror;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest (whether made publicly or not), or inquiry, whether oral or written, from any person (other than Acquiror or any of its affiliates) made after the date hereof relating to: (i) any acquisition or sale, direct or indirect, of: (a) the assets of Target and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries taken as a whole; or (b) 20% or more of any voting or equity securities of Target or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Target; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Target or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries;

“affiliate” has the meaning ascribed thereto in the Securities Act; “affiliated entity” has the meaning ascribed thereto in MI 61-101;

“Agreement” means this arrangement agreement, together with the Schedules to this Agreement, the Acquiror Disclosure Letter, the Schedules to the Acquiror Disclosure Letter, the Target Disclosure Letter and the Schedules to the Target Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Approvals” means the approvals listed in Schedule 5.1(b)(x) of the Target Disclosure Letter;

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendment or variation thereto in accordance with Section 9.1 of the Plan of Arrangement or at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the Target Shareholders and Target Optionholders, voting as a single class, approving the Arrangement, to be considered at the Target Meeting, substantially in the form and content set out in Schedule B;

“associate” has the meaning ascribed thereto in the Securities Act;

“Assumed Spinco Liabilities” means the accounts payable, and all other outstanding debts and amounts owing by Target in respect of the Spinco Properties on the day prior to the Effective Date;

“BCSC” means the British Columbia Securities Commission;

“business day” means any day that is not a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario, or Vancouver, British Columbia;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“CEE” means “Canadian exploration expense” as such term is defined in subsection 66.1(6) of the Tax Act;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Section 192(7) of the CBCA;

“CFPOA” means the Corruption of Foreign Public Officials Act, S.C. 1998, c. 34;

“Change in Recommendation” has the meaning ascribed thereto in Section 8.2(a)(iv)(A);

“Claim” means any demand, action, cause of action, investigation, inquiry, suit, proceeding, claim, complaint, arbitration, charge, prosecution, assessment or reassessment, including any appeal or application for review, judgment, arbitration award, grievance, settlement or compromise;

“Collective Agreements” has the meaning ascribed thereto in Section 3.1(dd)(ii);

“commercially reasonable efforts” with respect to either party hereto means the co-operation of such party and the use by it of its reasonable efforts consistent with reasonable commercial practice of similarly situated persons without payment or incurrence of unreasonable expense or the requirement to engage in litigation;

“Confidentiality Agreement” means the agreement between Acquiror and Target made with effect as of the 23rd day of November 2012 pursuant to which Acquiror has been provided with access to confidential information of Target and Target has been provided with access to confidential information of Acquiror;

“Consideration” means the consideration to be received by the Target Shareholders (other than a Dissenting Shareholder) pursuant to the Plan of Arrangement in consideration for their Target Class A Shares, consisting of both 0.355 of an Acquiror Share and a cash payment of $0.0001, for each Target Class A Share;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Target or any of its subsidiaries is a party or by which Target or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or financial institution agreed to in writing between Acquiror and Target;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date upon which all of the conditions to completion of the Arrangement as set forth in this Agreement have been satisfied or waived and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the Parties hereto, each acting reasonably, which will be the date shown in the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as may be agreed in writing by Target and Acquiror;

“Employee Obligations” has the meaning ascribed thereto in Section 5.9;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

“Environmental Liabilities” means, with respect to any person, all liabilities, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, (including punitive damages, property damages, consequential damages and treble damages), costs and expenses, fines, penalties and sanctions incurred as a result of, or related to, any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

“Exchanges” means, collectively, the TSX, the TSXV, the NYSE MKT and the OTCQX;

“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended;

“Final Order” means the final order of the Court in form acceptable to Target, Acquiror and Spinco, each acting reasonably, approving the Arrangement, as such order may be amended by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Flow-Through Common Shares” has the meaning ascribed thereto in Section 3.1(s)(vii);

“Flow-Through Obligation” has the meaning ascribed thereto in Section 3.1(s)(vii);

“Former Target Securityholders” has the meaning ascribed thereto in the Plan of Arrangement;

“GAAP” means, in relation to any financial year beginning on or before December 31, 2010, generally accepted accounting principles in Canada as then set out in the Canadian Institute of Chartered Accountants Handbook, and, in relation to any financial year beginning after December 31, 2010, International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee and the former Standing Interpretations Committee;

“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the Exchanges;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined under any Environmental Law;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Intellectual Property” means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of Target as set out in Schedule “Intellectual Property” of the Target Disclosure Letter;

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Target Meeting, as the same may be amended, supplemented or varied by the Court;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, as set out in Schedule C;

“Key Third Party Consents” means those consents, approvals and notices required from any third party to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, as set out in Schedule D;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchanges), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Locked-up Shareholders” means each of Gregory J. Downey, E. Frank Estergaard, Ross McElroy, Devinder Randhawa, George Sanders and Exploration Capital Partners 2009 Limited Partnership;

“Losses” means any and all loss, liability, damage, cost, expense, charge, fine, penalty or assessment, interest charges, punitive damages, fines, penalties and reasonable professional fees and disbursements, including in connection with any Claim;

“Material Adverse Effect” means in respect of any person, any change, effect, event or occurrence that either individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be, material and adverse to the business, results of operations or assets, properties, capitalization, condition (financial or otherwise) or liabilities of that person and its subsidiaries, on a consolidated basis, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated by this Agreement and, in the case of Target, the communication by Acquiror of its plans or intentions with respect to Target or any of its subsidiaries; (ii) changes in general economic, securities, financial, banking or currency exchange markets; (iii) any change in GAAP; (iv) changes affecting the global uranium mining industry generally or the price of uranium, provided that such changes do not have a materially disproportionate effect on that person relative to comparable exploration companies; (v) generally applicable changes in applicable Law; (vi) the commencement or continuation of any war, armed hostilities or acts of terrorism; (vii) changes in political or civil conditions in any jurisdiction in which the person has projects, operates or carries on business that do not disproportionately affect that person relative to comparable exploration companies; (viii) any actions taken (or omitted to be taken) upon the request of Acquiror or pursuant to this Agreement; (ix) any decrease in the market price or any decline in the trading volume of that person’s common shares (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (viii) above) may be taken into account in determining whether a Material Adverse Effect has occurred); provided that references in certain sections of, or definitions in, this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a “Material Adverse Effect” has occurred;

“Material Contracts” means any Contract: (i) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Target; (ii) under which Target or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $100,000 in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $100,000; (iv) providing for the establishment, organization or formation of any joint ventures; (v) under which Target or any of its subsidiaries is obligated to make or expects to receive payments in excess of $100,000 over the remaining term of the contract; (vi) that limits or restricts Target or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; (vii) which provides for change of control, severance, retention or related payments or benefits to directors, officers or employees of the Target or any subsidiary of the Target; (viii) that relates to a Target Benefit Plan; or (ix) that is otherwise material to Target and its subsidiaries, considered as a whole; and, for greater certainty, includes the Material Contracts listed in Schedule 3.1(t) to the Target Disclosure Letter;

“material fact” has the meaning ascribed thereto in the Securities Act;

“material subsidiaries” means Spinco, Waterbury Lake Uranium Corp., Waterbury Lake Uranium LP, Pitchstone Exploration Ltd., PXP Namibia (Pty) Ltd., Minera Peruran SAC and Fission Energy Peru SAC;

“MD&A” means management’s discussion and analysis of financial statements;

“MI 61-101” means Multilateral Instrument 61-101—“Protection of Minority Shareholders in Special Transactions” of the Canadian Securities Administrators;

“NYSE MKT” means the stock exchange operated by NYSE MKT LLC;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“OTCQX” means the top tier of the over-the-counter trading market in the United States operated by the OTC Markets Group, Inc.;

“Outside Date” means July 31, 2013, subject to extension in accordance with Section 8.2(a)(iii)(A) or such later date as may be agreed to in writing by the Parties;

“Parties” means Target, Acquiror and Spinco, and “Party” means any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

“person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, and any amendments or variations thereto made in accordance with Section 9.1 or the Plan of Arrangement or at the direction of the Court;

“Potential Acquisition Proposal” has the meaning ascribed thereto in Section 7.2(a)(i);

“Pre-Closing Reorganization” has the meaning ascribed thereto in Section 5.2(a);

“Pre-Spinout Reorganization” has the meaning ascribed thereto in Section 5.4(b)(ii);

“Regulatory Authorities” has the meaning ascribed thereto in Section 3.1(bb)(i);

“Regulatory Authorizations” has the meaning ascribed thereto in Section 3.1(bb)(ii);

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Replacement Spinco Options” has the meaning ascribed thereto in the Plan of Arrangement;

“Representatives” with respect to a Party means any officers, directors, employees, representatives (including any financial, legal or other advisors) affiliates or agents of the Party or any of its subsidiaries;

“Response Period” has the meaning ascribed thereto in Section 7.3(a)(ii);

“Retained Liabilities” means all debts, obligations and liabilities of Target related to the Retained Properties, including, for greater certainty, the Retained Property Liabilities and the Acquiror Loan;

“Retained Mineral Rights” has the meaning ascribed thereto in Section 3.1(t)(ii)(B);

“Retained Property Interests” has the meaning ascribed thereto in Section 3.1(t)(ii)(A) ;

“Retained Properties” means the properties listed in Schedule E;

“Retained Property Liabilities” means the amount of accounts payable of Target outstanding on the day prior to the Effective Date for expenses actually incurred but not paid by Target in respect of exploration, development and maintenance of the Retained Properties during the period up to and including January 16, 2013 as evidenced by evidence that is satisfactory to Acquiror and Target, acting reasonably and agreed between Target and Acquiror, acting reasonably;

“Retained Technical Information” has the meaning ascribed thereto in Section 3.1(t)(iv);

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means, collectively, the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces and Territories of Canada and the Exchanges;

“Securities Laws” means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Spinco” means Fission Uranium Corp.;

“Spinco Costs” means:

(a)	the actual costs incurred relating to establishing Spinco and listing Spinco on the TSXV, including regulatory and other filing fees and legal, accounting and technical consulting fees;

(b)	the actual costs incurred in connection with the Pre-Spinout Reorganization;

(c)	the actual costs incurred in connection with the Spinout; and

(d)	Taxes finally determined to be payable by Target, Spinco and/or Spinco’s subsidiaries as a direct consequence of the Pre-Spinout Reorganization or the Spinout, including, for greater certainty, any Taxes arising on the disposition of assets from Target to Spinco as part of the Pre-Spinout Reorganization;

but shall exclude any costs with respect to the transfer of the Spinco Properties in Peru other than Taxes, if any, finally determined to be payable pursuant to Tax Laws of Peru;

“Spinco Obligations” means all obligations and liabilities of any type whatsoever (including contingent or absolute obligations, and future obligations) of Target, including the Employee Obligations, all Environmental Liabilities related to the Spinco Properties and the matters disclosed in Schedule 3.1(r) of the Target Disclosure Letter, other than the Assumed Spinco Liabilities and the Retained Liabilities;

“Spinco Properties” means the properties listed in Schedule F;

“Spinco Purchase and Sale Agreement” has the meaning ascribed thereto in Section 5.4(b)(i);

“Spinco Shares” means the common shares in the capital of Spinco;

“Spinout” means the transfer or issuance of Spinco Shares and Replacement Spinco Options pursuant to the Plan of Arrangement;

“subsidiary” means, with respect to any person (a) any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) or (b) any partnership, joint venture or other entity of which more than 50% of the ownership or equity interests are at the time owned directly or indirectly by such person and shall include any body corporate, partnership, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal made by an arm’s length third party after the date of this Agreement (and not obtained in violation of Section 7.2) that relates to the acquisition of 100% of the outstanding Target Shares (other than Target Shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of Target and its subsidiaries, which did not result from a violation of this Agreement; and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that is not subject, either by the terms of the proposal or by virtue of any applicable Law or rule or regulation of any stock exchange, to any requirement that the approval of the shareholders of the party making the Acquisition Proposal be obtained; (iii) that is made available to all Target Shareholders on the same terms and conditions; (iv) that is not subject to a due diligence condition; (v) in respect of which the financing is then committed or confirmation is provided from the sources of financing to be used to complete the transaction contemplated by such Acquisition Proposal that such financing is available subject only to customary conditions; and (vi) in respect of which the Target Board determines in its good faith judgment and in consultation with and after obtaining the advice of its outside legal and financial advisors that: (a) failure to recommend such Acquisition Proposal to the holders of Target Shares would be inconsistent with its fiduciary duties under applicable Law; and (b) having regard for all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of Target Shares from a financial point of view than the Arrangement, after taking into account any changes to the Arrangement proposed by Acquiror pursuant to Section 7.3 and taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof (after due consideration of the legal, financial, regulatory and other aspects of such proposal and other factors deemed relevant by the Fission Board);

“Target Benefit Plans” has the meaning ascribed thereto in Section 3.1(cc)(i);

“Target Board” means the board of directors of Target as the same is constituted from time to time;

“Target Circular” means the notice of the Target Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Target Securityholders in connection with the Target Meeting, as amended, supplemented or otherwise modified from time to time;

“Target Class A Shares” means the class A common shares of Target which are to be created in accordance with the Plan of Arrangement and which shall have attached thereto the right to two votes at all meetings of Target Shareholders, the right to dividends as and when declared by the directors of Target and the right to participate in the remaining assets of Target upon a winding-up of Target;

“Target Disclosure Letter” means the disclosure letter executed by Target and delivered to Acquiror in connection with the execution of this Agreement;

“Target Financial Advisor” means Dundee Securities Ltd. and Primary Capital Inc.;

“Target Shares” means the issued and outstanding common shares of Target and, following the exchange of such common shares for Target Class A Shares in accordance with the Plan of Arrangement, means the Target Class A Shares;

“Target Financial Statements” has the meaning ascribed thereto in Section 3.1(k);

“Target Meeting” means the special meeting of Target Shareholders and Target Optionholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Target Meeting Date” means April 23, 2013;

“Target Optionholders” means the holders of Target Options;

“Target Option Plan” means the stock option plan of Target approved by Target Shareholders June 7, 2012;

“Target Options” means the outstanding options to purchase Target Shares granted under the Target Option Plan, listed in Schedule 3.1(g) to the Target Disclosure Letter;

“Target Public Disclosure Record” means all documents and information required to be filed by Target under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the three years prior to the date hereof;

“Target Securityholders” means the Target Shareholders and the Target Optionholders;

“Target Securityholder Approval” has the meaning ascribed thereto in Section 2.2(a)(iii);

“Target Shareholders” means the holders of Target Shares;

“Target Warrants” means the warrants to purchase Target Shares as set out in Schedule 3.1(g) to the Target Disclosure Letter;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Taxes” means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada, Namibia, Peru and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties, fines or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties, fines and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being liable for another person’s Taxes as a transferee or successor, by contract or otherwise;

“Termination Payment” means a payment in the amount of $3,500,000;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, amended;

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

“Voting Agreements” means the voting agreements (including all amendments thereto) between Acquiror and the Locked-up Shareholders setting forth the terms and conditions upon which they have agreed to vote all of their Target Shares (including any Target Shares issued upon the exercise of any Target Options ) and Target Options in favour of the Arrangement Resolution, subject to the terms of such voting agreements.

“Waterbury Lake Holdco” means Denison Waterbury Corp.;

“Waterbury Lake Project” means the uranium project located in Waterbury Lake Saskatchewan, in the eastern part of the Athabasca Basin, as more fully described in Schedule E;

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Mineral Resources and Mineral Reserves

In this Agreement, the terms “Mineral Resource”, “Inferred Mineral Resource”, “Indicated Mineral Resource”, “Measured Mineral Resource”, “Mineral Reserve”, “Probable Mineral Reserve” and “Proven Mineral Reserve” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended.

1.4	Legislative References

Any reference in this Agreement to an act passed by a government means that act as amended or replaced from time to time and including any rules or regulations promulgated thereunder.

1.5	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.6	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.7	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.8	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Target shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Target required to be made shall be made in a manner consistent with GAAP consistently applied.

1.9	Knowledge

In this Agreement, references to “the knowledge of Target” means the actual knowledge of the Chief Executive Officer of Target and the Chief Financial Officer of Target, after due enquiry within Target and its subsidiaries. In this Agreement, references to “the knowledge of Acquiror” means the actual knowledge of the Chief Executive Officer of Acquiror and the Chief Financial Officer of Acquiror, after due enquiry within Acquiror and its subsidiaries.

1.10	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	—	Plan of Arrangement
Schedule B	—	Arrangement Resolution
Schedule C	—	Key Regulatory Approvals
Schedule D	—	Key Third Party Consents
Schedule E	—	Retained Properties
Schedule F	—	Spinco Properties
Schedule G	—	Acquiror Loan Promissory Note

Schedule H	—	Spinco Purchase and Sale Agreement
Schedule I	—	Assumed Spinco Liabilities Assumption Agreement
Schedule J	—	Acquiror Property

ARTICLE 2—THE ARRANGEMENT

2.1	Arrangement

Target, Acquiror and Spinco agree that the Pre-Closing Reorganization, Pre-Spin Out Reorganization and Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Court Order

Target shall apply to the Court, in a manner acceptable to Acquiror, acting reasonably, pursuant to section 192 of the CBCA for the Interim Order as follows:

(a)	As soon as reasonably practicable following the date of execution of this Agreement and, in any event, in sufficient time to permit the Target Meeting to be held in accordance with Section 2.3(a), Target shall file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall provide, among other things:

(i)	the class of persons to whom notice is to be provided in respect of the Arrangement and the Target Meeting and the manner in which such notice is to be provided;

(ii)	that the Target Circular be prepared and distributed to the Target Securityholders in accordance with applicable Law no later than 21 days prior to the date of the Target Meeting;

(iii)	that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by Target Shareholders and Target Optionholders, voting as a single class, present in person or by proxy at the Target Meeting and such other approval as may be required pursuant to Multi-Lateral Instrument 61-101 – “Protection of Minority Securityholders in Special Transactions” (the “Target Securityholder Approval”);

(iv)	that in all other respects, the terms, conditions and restrictions of the constating documents of Target, including quorum requirements and other matters, shall apply in respect of the Target Meeting;

(v)	for the grant of Dissent Rights to registered holders of Target Shares;

(vi)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vii)	that the Target Meeting may be adjourned from time to time by management of Target in accordance with the terms of the Agreement without the need for additional approval of the Court;

(viii)	that the record date for Target Shareholders entitled to notice of and to vote at the Target Meeting will not change in respect of any adjournment(s) of the Target Meeting; and

(ix)	that representatives of Acquiror may attend and speak at the Target Meeting.

(b)	Target shall advise the Court that the Parties intend to rely on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof to issue Target Class A Shares to Target Shareholders in exchange for their Target Shares pursuant to the Arrangement, to issue Acquiror Shares and Spinco Shares to Target Shareholders in exchange for their Target Class A Shares pursuant to the Arrangement, and to issue Replacement Acquiror Options and Replacement Spinco Options to Target Optionholders in exchange for their Target Options pursuant to the Arrangement, based on the Court’s approval of the Arrangement.

2.3	Target Meeting

Subject to receipt of the Interim Order and the terms of this Agreement:

(a)	Target shall convene and conduct the Target Meeting in accordance with the Interim Order, Target’s constating documents and applicable Laws as soon as reasonably possible and in any event by the Target Meeting Date.

(b)	Target will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by Acquiror, by using a proxy solicitation service reasonably acceptable to Acquiror and the cost of such service will be paid by Acquiror.

(c)	Target will advise Acquiror as Acquiror may reasonably request, and at least on a daily basis on each of the last 10 business days prior to the date of the Target Meeting, as to the tally of the proxies received by Target in respect of the Arrangement Resolution.

(d)	Except as required for quorum purposes in accordance with applicable corporate Law and the constating documents of Target or as otherwise permitted under this Agreement, Target will not adjourn, postpone or cancel the Target Meeting without the prior written consent of Acquiror and the obligations of Target under this Section 2.3(d) will not be affected by the commencement, public proposal, public disclosure or communication to Target or another person of any Acquisition Proposal; provided, however, that if the date of the Target Meeting falls within a Response Period, Target may, upon giving notice to Acquiror, postpone the Target Meeting to a date that is no more than two business days after the expiry of the Response Period.

(e)	Target will promptly advise Acquiror of any written notice of dissent or purported exercise by any Target Shareholder of Dissent Rights received by Target in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Target and, subject to applicable Law, advise Acquiror of any written communications sent by or on behalf of Target to any Target Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution, consult with Acquiror prior to sending any such communications, and provide copies of any such communications to Acquiror on request.

(f)	Within five business days after the date of execution of this Agreement, Target will use its best efforts to prepare or cause to be prepared and provide to Acquiror a list of securityholders of all classes, as well as a security position listing from each depository of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to Acquiror thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(g)	Target will establish a cut-off date for the delivery of proxies for the purpose of voting at the Target Meeting that is not less than 48 hours prior to the commencement of the Target Meeting and will not waive such proxy cut-off without the prior consent of Acquiror, which consent may be withheld in Acquiror’s discretion.

(h)	As soon as reasonably practicable and in any event not later than 15 business days following execution of this Agreement, Target will convene a meeting of the Target Board to approve the Target Circular.

2.4	Target Circular

(a)	Target shall prepare the Target Circular in compliance with applicable Securities Laws and file the Target Circular as soon as practicable, and in any event in sufficient time to allow the Target Meeting to be held on or before the Target Meeting Date, in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof. Without limiting the generality of the foregoing, Target shall, in consultation with Acquiror, use all commercially reasonable efforts to abridge the timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in section 2.20 thereof.

(b)	The Target Circular will, subject to the other terms of this Agreement, including Section 7.2, include:

(i)	the recommendation of the Target Board that Target Shareholders and Target Optionholders vote in favour of the Arrangement Resolution;

(ii)	the Fairness Opinion; and

(iii)	a statement that four directors and each of the senior officers of Target intend to vote all of his or her Target Shares (including any Target Shares issued upon the exercise of any Target Options ) and Target Options in favour of the Arrangement Resolution and Exploration Capital Partners 2009 Limited Partnership intends to vote 1,187,500 Target Shares in favour of the Arrangement Resolution, subject to the terms of the Voting Agreements.

(c)	Target shall ensure that the Target Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Target Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Acquiror and its affiliates, including the Acquiror Shares) and shall provide Target Securityholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Target Meeting.

(d)	Acquiror will furnish to Target all such information regarding Acquiror, its affiliates and the Acquiror Shares, as may be reasonably required by Target (including, as required by Section 14.2 of Form 51-102 F5) in the preparation of the Target Circular and other documents related thereto. Acquiror shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons (as defined in National Instrument 43-101) to the use of any technical information, and its auditors to the use of any financial information, required to be included in the Target Circular. Acquiror shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Target Circular in order to make any information so furnished or any information concerning Acquiror not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning Acquiror.

(e)	Acquiror and its legal counsel shall be given a reasonable opportunity to review and comment on the Target Circular, prior to the Target Circular being printed and mailed to Target Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Acquiror and its counsel, provided that all information relating solely to Acquiror included in the Target Circular shall be in form and content satisfactory to Acquiror, acting reasonably. Target shall provide Acquiror with a final copy of the Target Circular prior to mailing to the Target Securityholders.

(f)	Target and Acquiror shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Target only with respect to Target and in the case of Acquiror only with respect to Acquiror) that the Target Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Target Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Target Circular, as required or appropriate, and Target shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Target Circular to Target Securityholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

(g)	Target shall keep Acquiror informed of any requests or comments made by Securities Authorities in connection with the Target Circular and promptly provide Acquiror with copies of any correspondence received by Target from, or sent by Target to, Securities Authorities in connection with the Target Circular.

2.5	Solicitation of Proxies

Acquiror may, at any time, directly or through a soliciting dealer or proxy solicitation agent, actively solicit proxies in favour of the Arrangement Resolution.

2.6	Final Order

If (i) the Interim Order is obtained, (ii) the Arrangement Resolution is passed at the Target Meeting by Target Shareholders and Optionholders as provided for in the Interim Order and as required by applicable Law, and (iii) the Key Regulatory Approvals and Key Third Party Consents are obtained, and subject to the terms of this Agreement, Target shall as soon as reasonably practicable thereafter and in any event within three business days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 192 of the CBCA.

2.7	Court Proceedings

Subject to the terms of this Agreement, Acquiror will cooperate with, assist and consent to Target seeking the Interim Order and the Final Order, including by providing Target on a timely basis any information required to be supplied by Acquiror in connection therewith. Target will provide legal counsel to Acquiror with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Target will also provide legal counsel to Acquiror on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Target or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Target will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Acquiror’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Acquiror to agree or consent to any increase in the Consideration or other modification or amendment to such filed or served materials that expands or increases Acquiror’s obligations set forth in this Agreement.

Target will oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement and if at any time prior to the issuance of the Final Order and prior to the Effective Date Target is required to return to Court with respect to the Final Order, it shall do so only after notice to and after Target, acting reasonably, consults and cooperates with Acquiror with respect to such Court application.

2.8	Payment of Consideration

Acquiror will, following receipt of the Final Order and prior to the Effective Time, ensure that the Depositary has been provided with sufficient: (i) funds in escrow to pay the aggregate cash component of the Consideration; and (ii) Acquiror Shares in escrow to issue the aggregate Acquiror Share component of the Consideration pursuant to the Arrangement.

2.9	Preparation of Filings

Acquiror and Target, both acting reasonably, shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement, including, without limitation, taking all such action as may be required under U.S. Securities Laws (including “blue sky laws”) to issue Target Class A Shares to Target Shareholders in exchange for their Target Shares pursuant to the Arrangement, to issue Acquiror Shares and Spinco Shares to Target Shareholders in exchange for their Target Class A Shares pursuant to the Arrangement, and to issue Replacement Acquiror Options and Replacement Spinco Options to Target Optionholders in exchange for their Target Options pursuant to the Arrangement.

2.10	Articles of Arrangement

Subject to obtaining the Final Order, as soon as practicable, and in any event not later than the fifth business day, after the satisfaction or waiver (if such condition is capable of waiver) of the conditions (excluding conditions that, by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, if capable of waiver, waiver of those conditions as of the Effective Date) set forth in Article 6, Target shall file the Articles of Arrangement with the Director. Upon such filing, unless otherwise provided in the Plan of Arrangement, the events set out in Section 3.1 of the Plan of Arrangement will occur in the sequence indicated in that Section and each Target Share and Target Option outstanding immediately prior to the Effective Time will be purchased as provided in the Plan of Arrangement. The Arrangement will, from and after the Effective Time, have all of the effects provided by applicable Laws, including the CBCA.

2.11	Shareholder Communications

Acquiror and Target shall co-operate in the preparation of presentations, if any, to Target Securityholders regarding the Plan of Arrangement. Target shall not:

(a)	issue any news release or otherwise make public announcements with respect to this Agreement or the Arrangement without the consent of Acquiror (which consent shall not be unreasonably withheld or delayed); or

(b)	make any filing with any Governmental Entity or with the TSXV or the OTCQX with respect to this Agreement or the Arrangement without prior consultation with Acquiror;

provided, however, that the foregoing shall be subject to Target’s overriding obligation to make any disclosure or filing required under applicable Laws or the policies of the TSXV or the OTCQX, and Target shall use all commercially reasonable efforts to give prior oral or written notice to Acquiror and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.12	Withholding Taxes

Acquiror and Target and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person pursuant to the Arrangement and from all dividends or other distributions otherwise payable to any Former Target Securityholder such amounts as Acquiror, Target or the Depositary may be required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.13	U.S. Securities Laws

The Arrangement shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement (both procedurally and substantively) at a hearing at which Target Shareholders and Target Optionholders have a right to appear and grants the Final Order, the issuance of the Target Class A Shares to Target Shareholders in exchange for their Target Shares pursuant to the Arrangement, the issuance of the Acquiror Shares and Spinco Shares to Target Shareholders in exchange for their Target Class A Shares pursuant to the Arrangement, and the issuance of the Replacement Acquiror Options and Replacement Spinco Options to Target Optionholders in exchange for their Target Options pursuant to the Arrangement, will not require registration under the U.S. Securities Act in reliance upon Section 3(a)(10) thereof. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.13.

ARTICLE 3—REPRESENTATIONS AND WARRANTIES OF TARGET

3.1	Representations and Warranties

Target hereby represents and warrants to and in favour of Acquiror as follows, except to the extent that such representations and warranties are qualified by the Target Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that Acquiror is relying upon such representations and warranties in connection with entering into this Agreement:

(a)	Board Approval. As of the date hereof, the Target Board, after consultation with its financial and legal advisors, has determined that the Plan of Arrangement is fair to the Target Shareholders and is in the best interests of Target and has resolved to recommend to the Target Shareholders and Target Optionholders that they vote in favour of the Arrangement Resolution. The Target Board has approved the Arrangement and the execution and performance of this Agreement.

(b)	Fairness Opinion. The Target Board has received the written opinion of Dundee Securities Ltd., its financial advisor, that, as of the date of such opinion, subject to the assumptions and limitations set out therein, the Consideration is fair, from a financial point of view, to the Target Shareholders, other than the Acquiror and its affiliates.

(c)	Organization and Qualification. Each of Target and its material subsidiaries (i) is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted (ii) has all material Permits necessary to conduct its business substantially as now conducted, as such business is disclosed in the Target Public Disclosure Record; and (iii) is duly registered or otherwise authorized and qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect.

(d)	Authority Relative to this Agreement. Target has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Target and the performance by Target of its obligations under this Agreement have been duly authorized by the Target Board and except for Target Securityholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Target and constitutes a legal, valid and binding obligation of Target, enforceable against Target in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)	No Violation. Neither the authorization, execution and delivery of this Agreement by Target nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by Target with any of the provisions hereof will:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than the Key Third Party Consents, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of Target or any of its material subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Target or any of its material subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective articles, charters or by-laws or other comparable organizational documents; or

(B)	any Permit or Material Contract to which Target or any of its material subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Target or any of its material subsidiaries is bound;

(ii)	subject to obtaining the Key Regulatory Approvals,

(A)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Target or any of its material subsidiaries or any of their respective properties or assets; or

(B)	cause the suspension or revocation of any Permit currently in effect in regard of Target or any of its material subsidiaries;

(except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents (expressly excluding the Key Third-Party Consents and Key Regulatory Approvals), approvals or notices which, if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect); or

(iii)	give rise to any rights of first offer, first refusal or, except as disclosed in Schedule 3.1(e) of the Target Disclosure Letter, trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit.

(f)	Consents and Approvals. The Key Third Party Consents listed in Schedule D are the only consents, approvals and notices required from any third party under any Material Contracts of Target or any of its material subsidiaries in order for Target and its material subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement. The Key Regulatory Approvals are the only sanctions, rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities that are required to be obtained by Target in order to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

(g)	Capitalization. As of the date of this Agreement, the authorized share capital of Target consists an unlimited number of common shares. As of the close of business on the Business Day before the date of this Agreement there are only: (i) 138,534,965 Target Shares issued and outstanding; (ii) an aggregate of up to 11,915,912 Target Shares are issuable upon the exercise of Target Options; and (iii) an aggregate of up to 10,169,494 Target Shares are issuable pursuant to Target Warrants, and there are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Target of any securities of Target (including Target Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Target (including Target Shares) or any subsidiaries of Target. All outstanding Target Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Target Shares issuable upon the exercise of Target Options or Target Warrants in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Target (including the Target Shares, the Target Options and the Target Warrants) have been issued in compliance with all applicable Laws. Schedule 3.1(g) of the Target Disclosure Letter sets out a complete list of all outstanding Target Options, including, in each case, name of holder, grant date, expiry date, vesting terms and exercise price, and a complete list of all outstanding Target Warrants, including, in each case, name of holder, grant date, expiry date and exercise price. Target has provided Acquiror with a copy of all agreements, indentures and certificates governing the Target Options and the Target Warrants. Other than the Target Options and the Target Warrants, there are no securities of Target or of any of its subsidiaries outstanding that have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Target Shareholders on any matter. There are no outstanding contractual or other obligations of Target or any subsidiary of Target to repurchase, redeem or otherwise acquire any securities of Target or any subsidiary of Target or with respect to the voting or disposition of any of the outstanding securities of Target or of any subsidiary of Target. There are no outstanding bonds, debentures or other evidences of indebtedness of Target or any of its subsidiaries having the right to vote with the holders of the outstanding Target Shares on any matter.

(h)	Reporting Status and Securities Laws Matters. Target is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of British Columbia and Alberta. The Target Shares are listed on the TSXV and quoted on the OTCQX and are not listed or quoted on any other stock exchange or over-the-counter quotation system. No delisting, suspension of trading in or cease trading order with respect to any securities of Target is in effect or ongoing and, to the knowledge of Target, no inquiry or investigation (formal or informal) of any Securities Authority, the TSXV or the OTCQX is in effect or ongoing or expected to be implemented or undertaken.

(i)	Ownership of Subsidiaries. Schedule 3.1(i) of the Target Disclosure Letter includes a complete and accurate corporate chart showing all subsidiaries owned, directly or indirectly, by Target, each of which is wholly-owned except as disclosed in Schedule 3.1(i) of the Target Disclosure Letter, and identifies corporations, partnerships, joint ventures and any other entities in which the Target owns any shares or partnership or ownership interests respectively. All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Target are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by Target are legally and beneficially owned free and clear of all Liens. There are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Target. Other than as disclosed in Schedule 3.1(i) of the Target Disclosure Letter, other than in connection with the Pre-Spinout Reorganization, there are no contracts, commitments, agreements, understandings, arrangements or restrictions that require any subsidiaries of Target to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for any shares of its share capital or other ownership interests, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Target, and all ownership interests of Target and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties.

(j)	Public Filings. Target has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities, the TSXV or the OTCQX. All such documents and information comprising the Target Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Target Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the Exchanges. Target has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential.

(k)	Target Financial Statements. Target’s audited consolidated financial statements as at and for the fiscal years ended June 30, 2012 and 2011 (including the notes thereto) and related MD&A and Target’s unaudited consolidated financial statements as at and for the three months ended September 30, 2012 (collectively, the “Target Financial Statements”) were prepared in accordance with GAAP consistently applied (except: (i) as otherwise indicated in such consolidated financial statements and the notes thereto or, in the case of audited consolidated statements, in the related report of Target’s independent auditors; or (ii) in the case of unaudited interim consolidated statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited consolidated statements) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of Target and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Target and its subsidiaries on a consolidated basis. There has been no material change in Target’s accounting policies, except as described in the notes to the Target Financial Statements, since June 30, 2012.

(l)	Work Programs. Except as disclosed in Schedule 3.1(l) of the Target Disclosure Letter, Target has not entered into any joint venture or work program relating to any property or project that is part of the Retained Properties for which Target will be required to pay greater than $1,000,000 between January 16, 2013 and April 16, 2013.

(m)	Internal Controls and Financial Reporting. Target: (i) has designed disclosure controls and procedures to provide reasonable assurance that material information relating to Target, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Target by others within those entities, particularly during the periods in which filings are being prepared; (ii) has designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; and (iii) has disclosed in its MD&A for its most recently completed financial year, for each material weakness relating to design existing at the financial year end (A) a description of the material weakness, (B) the impact of the material weakness on Target’s financial reporting and internal controls over financial reporting; and (C) Target’s further plans, if any, or any actions already undertaken, for remediating the material weakness. To the knowledge of Target, since June 30, 2012, Target has received no complaints from any source regarding accounting controls or auditing matters, or expressions of concern from employees of Target or its subsidiaries regarding questionable accounting or auditing matters.

(n)	Books and Records. The financial books, records and accounts of Target and its material subsidiaries, have in all material respects, been maintained in accordance with applicable Law, in accordance with GAAP and, in each case, are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Target and its material subsidiaries and accurately and fairly reflect the basis for Target Financial Statements.

(o)	Minute Books. Except as disclosed in Schedule 3.1(o) of the Target Disclosure Letter, the minute books of each of Target and its material subsidiaries are true and correct in all material respects and contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof.

(p)	No Undisclosed Liabilities. Target and its subsidiaries have no outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the material obligations, liabilities or indebtedness of any person, other than those specifically identified in the Target Financial Statements or incurred in the ordinary course of business consistent with past practice since the date of the most recent financial statements of Target filed on SEDAR.

(q)	No Material Change. Since June 30, 2012, except as disclosed in the Target Public Disclosure Record, there has been no material change in respect of Target and its subsidiaries taken as a whole, and the debt, business and material property of Target and its subsidiaries conform in all material respects to the description thereof contained in the Target Public Disclosure Record; and there has been no dividend or distribution of any kind declared, paid or made by Target on any Target Shares.

(r)	Litigation. Except as disclosed in Schedule 3.1(r) of the Target Disclosure Letter, there are no material Claims pending or, to the knowledge of Target, threatened affecting Target or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Target nor any of its subsidiaries nor any of their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(s)	Taxes.

(i)	Each of Target and its material subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects.

(ii)	Each of Target and its material subsidiaries has paid on a timely basis all Taxes that are due and payable and all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Target Financial Statements.

(iii)	Except as provided for in the Target Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Target or any of its material subsidiaries, and neither Target nor any of its material subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Target, threatened against Target or any of its material subsidiaries or any of their respective assets.

(iv)	No claim has been made by any Governmental Entity in a jurisdiction where Target and any of its material subsidiaries does not file Returns that Target or any of its material subsidiaries is or may be subject to Tax by that jurisdiction.

(v)	There are no Liens for unpaid Taxes upon any of the assets of Target or any of its material subsidiaries.

(vi)	Target and each of its material subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(vii)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Target or any of its material subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(viii)	Target has provided Acquiror with true, correct and complete copies of all Returns for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired, in respect of Target and each of its material subsidiaries.

(ix)	The Target Shares are listed on a “recognized stock exchange” as defined by the Tax Act.

(x)	Target is not a non-resident of Canada for purposes of the Tax Act and has, at all relevant times, been and is a “taxable Canadian corporation” within the meaning of subsection 89(1) of the Tax Act.

(xi)	Target has not claimed any reserves in computing its income for purposes of the Tax Act.

(xii)	Target is not a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation.

(xiii)	No amount in respect of any outlay or expense that is deductible for the purposes of computing the income of Target for Tax purposes has been owing by Target, for longer than two years to a person not dealing at “arm’s length” (for the purposes of the Tax Act) with Target at the time the outlay or expense was incurred.

(xiv)	There are no circumstances which exist and would result in, or which have existed and resulted in, sections 80 to 80.04 of the Tax Act applying to Target.

(xv)	Target has not either directly or indirectly transferred property to or supplied services to or acquired property or services from a person, corporation, partnership, trust or other taxpayer with whom it was not dealing at “arm’s length” (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services.

(xvi)	Target and the material subsidiaries have fulfilled all of their obligations to incur and renounce CEE and “Canadian development expense” (as defined in the Tax Act) in the full amount of any subscription funds received pursuant to any “flow-through share” (as defined in the Tax Act) subscription agreement, except for obligations with respect to the Flow-Through Common Shares.

(xvii)	Target has completed a private placement of 10,001,001 flow-through common shares (the “Flow-Through Common Shares”) at a price of $0.60 per Flow-Through Common Share for total gross proceeds of $6,000,600. The gross proceeds from the sale of the Flow-Through Common Shares must be used to incur CEE by December 31, 2013 (the “Flow-Through Obligation”), to be renounced effective December 31, 2012. Target has incurred CEE in the amount of at least $3,200,000 from December 21, 2012 to February 28, 2013, that will in part satisfy the Flow-Through Obligation, and expects to incur an additional $1,500,000 prior to the Effective Date.

(t)	Real Property and Mineral Interests and Rights.

(i)	Other than the Spinco Properties and the Retained Properties, Target does not own or have an option or right to acquire any interests in real or immoveable property, including licenses, leases, rights of way, surface rights, easements, permits for the use of land or other real property.

(ii)	Applying customary standards in the mining industry of the applicable jurisdiction, other than as disclosed in Schedule 3.1(t) of the Target Disclosure Letter, each of Target and its material subsidiaries:

(A)	has good and sufficient title, free and clear of any Liens, title defects or material encumbrances, to all of its interests in the Retained Property, including fee simple estates, leases, surface rights, rights of way, easements and licences from landowners or other authorities permitting the use of land but excluding the Retained Mineral Rights (collectively, the “Retained Property Interests”), other than Retained Property in respect of which it is the lessee, in which case it has a valid leasehold interest and Target and its material subsidiaries is not in default of any of the material provisions of such leases nor, to the knowledge of Target, has any default of any such leases been alleged, and the Retained Property Interests permit the use of land by Target and its material subsidiaries necessary to permit the operation of their respective businesses as presently conducted or contemplated in the Target Public Disclosure Record to be conducted, except in each case where the failure to do so would not have a Material Adverse Effect; and

(B)	holds all its mineral concessions, claims, leases, licenses, Permits, access rights and other rights and interests necessary to explore for, develop, mine or produce minerals, ore or metals for development purposes on the Retained Property (collectively, the “Retained Mineral Rights”), free and clear of all Liens, the Retained Mineral Rights are sufficient to permit the operation of the respective businesses of Target and its material subsidiaries as presently conducted or contemplated in the Target Public Disclosure Record to be conducted, except in each case where the failure to do so would not have a Material Adverse Effect, and, except as disclosed in Schedule 3.1(t) of the Target Disclosure Letter, none of Target or its material subsidiaries has any liability or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the Retained Mineral Rights. Schedule 3.1(t) of the Target Disclosure Letter includes a complete and accurate list, with respect to the Retained Properties, of: (1) all Retained Mineral Rights; (2) the interest of Target and its material subsidiaries in each Retained Mineral Right; and (3) the agreement or document pursuant to which Target or its material subsidiaries holds its interest in each Retained Mineral Right.

(iii)	Applying customary standards in the mining industry of the applicable jurisdiction, other than as disclosed in Schedule 3.1(t) of the Target Disclosure Letter, with respect to the Retained Properties:

(A)	Target and its material subsidiaries are the legal and/or beneficial owner of all right, title and interest in and to the Retained Mineral Rights pursuant to valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, and none of Target or its material subsidiaries is in default of any of the material provisions of such documents, agreements and instruments nor, to the knowledge of Target, has any such default been alleged;

(B)	each of the Retained Mineral Rights has been properly located and recorded in compliance with applicable Laws and each of the Retained Mineral Rights comprises a valid and subsisting mineral claim;

(C)	each of the Retained Mineral Rights is in good standing under applicable Laws, all assessment work required to be performed and assessment work reports required to be filed under the Retained Mineral Rights has been performed and filed, all Taxes and other payments, including rental payments, in respect of the Retained Mineral Rights have been paid, and all filings in respect of the Retained Mineral Rights have been made;

(D)	except as disclosed in Schedule 3.1(t) of the Target Disclosure Letter, there is no material adverse claim against or challenge to the title of Target or any of its material subsidiaries, or their respective ownership of, the Retained Mineral Rights, which if determined adversely to Target or any of its material subsidiaries, would materially and adversely affect the ability of Target or any of its material subsidiaries to make use of, transfer or otherwise exploit the Retained Mineral Rights;

(E)	no other person has any material interest in the Retained Mineral Rights or the production from any of the underlying properties or mineral deposits or any right to acquire any such interest;

(F)	there are no back-in rights, earn-in rights, rights of first refusal or similar provisions which would affect the interest of Target or any of its material subsidiaries in the Retained Mineral Rights;

(G)	none of Target or its material subsidiaries have entered into streaming agreements, royalty agreements or any similar types of agreements or rights of first agreements related to streaming agreements, royalty agreements or any similar types of agreements; and

(H)	none of Target or its material subsidiaries has received any notice, whether written or oral, from any Governmental Entity or any other person of any revocation or intention to revoke any of the respective interests of Target and its material subsidiaries in any of the Retained Mineral Rights.

(iv)	Target has provided and will continue to provide Acquiror with access to full and complete copies of all exploration information and data within the possession or control of Target and its material subsidiaries concerning the Retained Property Interests and Retained Mineral Rights, including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies (the “Retained Technical Information”). Target or its subsidiaries has the right, title, ownership and right to use all such Retained Technical Information, subject only to the rights of the counterparties to the agreements governing the Retained Property Interests set out in Schedule E. Except as disclosed in Schedule 3.1(t)(iv) to the Target Disclosure Letter, the Retained Technical Information is complete and, to the knowledge of Target, accurate in all material respects. For greater certainty, the Retained Technical Information shall not form part of the Spinco Properties.

(v)	All work and activities carried out on the Retained Property Interests and Retained Mineral Rights by Target or its material subsidiaries or, to the knowledge of Target, by any other person have been carried out in all material respects in compliance with all applicable Laws, and neither Target nor any of its material subsidiaries, nor, to the knowledge of Target, any other person, has received any notice of breach of any such applicable Laws.

(vi)	The execution, delivery and performance of this Agreement by Target will not violate, conflict with or result in a violation or breach of any provision of, or require a consent, approval or notice under or constitute a default under or result in a right of termination under or with respect to any Retained Property Interests or Retained Mineral Rights, except for such violations, conflicts or breaches which, or any consents (expressly excluding the Key Third-Party Consents and Key Regulatory Approvals), approvals or notices which, if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect.

(u)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect in respect of Target, all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments and obligations due or payable or performable or performed on or prior to the date hereof with respect to the Retained Properties have been duly paid, performed, or provided for prior to the date hereof.

(v)

Material Contracts. Schedule 3.1(v) of the Target Disclosure Letter includes a complete and accurate list of all Material Contracts to which Target or any of its material subsidiaries is a party. All Material Contracts are in full force and effect, and Target or its material subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Target has made available to Acquiror for inspection true and completed copies of all Material Contracts. All of the Material Contracts are valid and binding obligations of Target or a material subsidiary as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Target and its material subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Target or any of its material subsidiaries or, to the knowledge of Target, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, neither Target nor any of its material subsidiaries has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Target, no such action has been threatened. Except as set out in Schedule 3.1(v) of the Target Disclosure Letter:

(i)	neither Target nor any of its subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Target or any of its subsidiaries;

(ii)	no approval or consent of any counterparty to any Material Contract is necessary to permit any of the transactions contemplated by this Agreement to proceed or in order that the Material Contracts continue in full force and effect following consummation of the transactions contemplated by this Agreement; and

(iii)	the consummation of the transactions contemplated by this Agreement will not give any counterparty to any Material Contract the right to acquire any additional interest in any of the Retained Properties.

If any approval or consent of any counterparty to any Material Contract to any of the transactions contemplated by this Agreement is required, Target shall, following consultation with, and in ongoing consultation with Acquiror, forthwith seek such required consents and approvals.

(w)	Permits. Except where the failure to do so would not reasonably be expected to have a Material Adverse Effect, Target and each of its material subsidiaries has obtained and is in compliance with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted as set forth in the Target Public Disclosure Documents. To the knowledge of Target, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such material Permits as are necessary to conduct its business as it is currently being conducted as set forth in the Target Public Disclosure Documents.

(x)	Intellectual Property. There is no Claim pending or, to the knowledge of Target, threatened by others challenging the right of Target or any of its material subsidiaries in or to any Intellectual Property that is used for the conduct of the respective businesses of Target and its material subsidiaries as currently carried on as set forth in the Target Public Disclosure Documents.

(y)	HSR Act. Target is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal offices within the United States. As determined in accordance with the HSR Act and regulations thereunder, Target and all entities controlled by Target:

(i)	do not hold assets located in the United States having an aggregate fair market value in excess of US$68.2 million; and

(ii)	did not have aggregate sales in or into the United States in excess of US $68.2 million in Target’s most recent fiscal year.

If, before the Effective Time, the U.S. Federal Trade Commission changes the current US$68.2 million threshold amount for the exemption provided by Rule 802.51 of the HSR Act (Acquisition of voting securities of a foreign issuer), the new threshold amount shall apply and replace the US$68.2 million referenced above effective as of the date of this Agreement.

(z)	Environmental Matters. Each of Target and its material subsidiaries and their respective businesses and operations:

(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)	(A) is not a party to any litigation or administrative proceeding, nor, to the knowledge of Target, is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances; and (B) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and, to the knowledge of Target, has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)	is not involved in remediation operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any material Environmental Liabilities.

(aa)	Mineral Reserves and Resources. No Mineral Reserves and no Measured Mineral Resources have been estimated for any properties in which Target has an interest. Estimated Indicated and Inferred Mineral Resources disclosed in the Target Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by Target to the any “qualified person” (as such term is defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects) in connection with the preparation of such estimates was complete and accurate in all material respects at the time such information was furnished. To the knowledge of Target, no material mineral deposits of the Retained Properties are subject to illegal occupation. There has been no material reduction in the aggregate amount of estimated Mineral Resources of Target and its subsidiaries, taken as a whole, from the amounts disclosed in the Target Public Disclosure Record.

(bb)	Regulatory.

(i)	Target and its material subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable published rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Target or its material subsidiaries or their respective activities (collectively, the “Regulatory Authorities”); and

(ii)	Target and its material subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, permits, authorizations, approvals registrations and consents of the Regulatory Authorities (the “Regulatory Authorizations”) in all material respects and have made all requisite material declarations and filings with the Regulatory Authorities. Target and its material subsidiaries have not received any written notices or other correspondence from the Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Target or any of its material subsidiaries to operate their respective businesses in a manner which would have a Material Adverse Effect.

(cc)	Employee Benefits.

(i)	Target and each of its material subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon Target or such material subsidiary or in respect of which Target or any of its material subsidiaries has any actual or potential material liability (collectively, the “Target Benefit Plans”) and with all applicable Laws and collective bargaining agreements relating thereto.

(ii)	Schedule 3.1(cc) of the Target Disclosure Letter sets forth a complete list and description of the terms of the Target Benefit Plans.

(iii)	Each Target Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Target Benefit Plan (including the terms of any documents in respect of such Target Benefit Plan), all applicable Laws and any collective bargaining agreement relating thereto.

(iv)	All obligations of Target or any of its material subsidiaries regarding the Target Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Target Benefit Plans by Target or any of its material subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Target Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.

(v)	Each Target Benefit Plan is insured or funded in compliance with the terms of such Target Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Target or any of its material subsidiaries from any such Governmental Entities.

(vi)	To the knowledge of Target, (i) no Target Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and (ii) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Target Benefit Plan required to be registered or qualified.

(dd)	Labour and Employment.

(i)	All current assessments under applicable workers compensation legislation have been paid or accrued by Target and its material subsidiaries, as applicable, and Target and its material subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)	There are no collective agreements that exist, either directly or by operation of law, between Target or any of its material subsidiaries and any trade union or association which may qualify as a trade union (collectively the “Collective Agreements”). Other than as disclosed in Schedule 3.1(dd)(ii) of the Target Disclosure Letter, there are no outstanding or, to the knowledge of Target, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Target or any of its material subsidiaries. Other than as disclosed in Schedule 3.1(dd)(ii) of the Target Disclosure Letter there are no threatened or apparent union organizing activities involving employees of Target or any of its material subsidiaries nor is Target or any of its material subsidiaries currently negotiating any of the Collective Agreements. There is no strike or lockout involving the employees of Target or any of its material subsidiaries.

(ee)	Compliance with Laws. Target and its material subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect.

(ff)	Absence of Cease Trade Orders. No order ceasing or suspending trading in the Target Shares (or any of them) or any other securities of Target is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Target, are pending, contemplated or threatened.

(gg)	Related Party Transactions. Except as contemplated in this Agreement or as disclosed in the Target Financial Statements, there are no Contracts or other transactions currently in place between Target or any of its material subsidiaries, on the one hand, and to the knowledge of Target: (i) any officer or director of Target or any of its material subsidiaries; (ii) any holder of record or beneficial owner of 10% or more of the Target Shares; or (iii) any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(hh)	Expropriation. No part of the property or assets of Target or any of its material subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Target and any of its material subsidiaries, is there any intent or proposal to give such notice or commence any such proceedings.

(ii)	Registration Rights. No Target Shareholder has any right to compel Target to register or otherwise qualify the Target Shares (or any of them) for public sale or distribution.

(jj)	Rights of Other Persons. Other than as disclosed in Schedule 3.1(jj) of the Target Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the Retained Properties or any assets owned by Target or any of its material subsidiaries, or any part thereof.

(kk)	Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Target or any of its material subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect.

(ll)	Brokers. Except as disclosed in Schedule 3.1(ll) of the Target Disclosure Letter, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Target, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule 3.1(ll) of the Target Disclosure Letter.

(mm)	Insurance. As of the date hereof, Target and its material subsidiaries have such policies of insurance as are listed in Schedule 3.1(mm) of the Target Disclosure Letter. Such policies are in amounts, with such deductibles, and insure against such risks and losses all as are customary for businesses similar to the business carried on by Target and its material subsidiaries. All insurance maintained by Target or any of its material subsidiaries is in full force and effect and in good standing and neither Target nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance, nor has Target or any of its material subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Target or any of its material subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect.

(nn)	United States Securities Laws.

(i)	Target is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)	no securities of Target are registered or required to be registered under Section 12 of the U.S. Exchange Act, and Target is not required to file reports with the SEC under Section 13 or Section 15(d) of the U.S. Exchange Act;

(iii)	none of Target or any of its predecessors or affiliates has had the registration under the U.S. Exchange Act of a class of its securities revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act; and

(iv)	Target is not an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

(oo)	Foreign Corrupt Practices Act. Neither Target nor any of its subsidiaries nor, to the knowledge of Target, any director, officer, agent, employee, affiliate or other person acting on behalf of Target or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that has resulted or would result in a violation by any such person of the CFPOA or the FCPA or similar legislation of any other country in which Target or its subsidiaries carry on or have carried on business, including any offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. Target and its subsidiaries, and, to the knowledge of Target, its other affiliates have conducted their businesses in compliance with the CFPOA and the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance with the CFPOA and FCPA.

(pp)	Money Laundering Laws. The operations of Target and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act, as amended, the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, “Money Laundering Laws”) and no action, suit or proceeding by or before any Regulatory Authority involving Target or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of Target, threatened.

(qq)	OFAC. Neither Target nor any of its subsidiaries nor, to the knowledge of Target, any director, officer, agent, employee, affiliate or other person acting on behalf of Target or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and Target has not lent, contributed or otherwise made available and will not lend, contribute or otherwise make available, directly or indirectly, any funds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

3.2	Survival of Representations and Warranties

The representation and warranty of Target contained in Section 3.1(s)(xvii) shall survive the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement, including the Arrangement. The other representations and warranties of Target contained in this Agreement shall not survive the completion of the transactions contemplated by this Agreement, including the Arrangement, and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. Any investigations by Acquiror shall not mitigate, diminish or affect the representations or warranties of Target in this Agreement.

ARTICLE 4—REPRESENTATIONS AND WARRANTIES OF ACQUIROR

4.1	Representations and Warranties

Acquiror hereby represents and warrants to and in favour of Target as follows, and acknowledges that Target is relying upon such representations and warranties in connection with entering into this Agreement:

(a)	Authority Relative to this Agreement. Acquiror has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Acquiror and the performance of its obligations thereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Acquiror and constitutes a legal, valid and binding obligation of Acquiror enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(b)	Organization and Qualification. Each of Acquiror and its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Acquiror and each of its subsidiaries:

(i)	has all Permits necessary to conduct its business substantially as now conducted as disclosed in the Acquiror Public Disclosure Record; and

(ii)	is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing or to have such Permits would not reasonably be expected to have a Material Adverse Effect.

(c)	No Material Change. Since December 31, 2012, except as disclosed in the Acquiror Public Disclosure Record, there has been no material change in respect of Acquiror and its subsidiaries, taken as a whole, and the debt, business and material property of Acquiror and its subsidiaries conform in all material respects to the description thereof contained in the Acquiror Public Disclosure Record; and there has been no dividend or distribution of any kind declared, paid or made by Acquiror on any Acquiror Shares.

(d)	No Violations. Neither the authorization, execution and delivery of this Agreement by Acquiror nor the completion of the transactions contemplated by the Agreement or the Arrangement nor the performance of its obligations thereunder nor compliance by Acquiror with any of the provisions thereof will:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any material provision of, or require, other than the Key Third Party Consents, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of Acquiror or any of its material subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Acquiror or any of its material subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective articles, charters or by-laws or other comparable organizational documents; or

(B)	any Permit or Material Contract to which Acquiror or any of its material subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Acquiror or any of its material subsidiaries is bound;

(ii)	subject to obtaining the Key Regulatory Approvals,

(A)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Acquiror or any of its material subsidiaries or any of their respective properties or assets; or

(B)	cause the suspension or revocation of any Permit currently in effect in regard of Acquiror or any of its material subsidiaries;

except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents (expressly excluding the Key Third-Party Consents and Key Regulatory Approvals), approvals or notices which, if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect; or

(iii)	give rise to any rights of first offer, first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit.

(e)	Capitalization. The authorized share capital of Acquiror consists of an unlimited number of common shares. As of the close of business on the Business Day before the date of this Agreement, 396,781,413 Acquiror Shares were issued and outstanding and an aggregate of up to 7,516,485 Acquiror Shares were reserved for issuance pursuant to outstanding options, warrants, convertible securities and other rights to acquire Acquiror Shares and there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Acquiror of any securities of Acquiror (including Acquiror Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Acquiror (including Acquiror Shares) or subsidiaries of Acquiror. Other than Acquiror Options, there are no securities of Acquiror or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Acquiror Shareholders on any matter. There are no outstanding contractual or other obligations of Acquiror or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Acquiror or any in its subsidiaries having the right to vote with the holders of the outstanding Acquiror Shares on any matters.

(f)	Reporting Status and Securities Laws Matters. Acquiror is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of Canada and the Acquiror Shares are registered under Section 12 of the U.S. Exchange Act. The Acquiror Shares are listed on the TSX and the NYSE MKT. No delisting, suspension of trading in or cease trading order with respect to any securities of Acquiror and, to the knowledge of Acquiror, no inquiry or investigation (formal or informal) of any Securities Authority or the TSX or the NYSE MKT is in effect or ongoing or expected to be implemented or undertaken.

(g)	Canadian Public Filings. Acquiror has filed all documents in the Acquiror Public Disclosure Record required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the TSX. All such documents and information comprising the Acquiror Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto):

(i)	did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and

(ii)	complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Acquiror Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the TSX.

Acquiror has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in any of the information contained in the Acquiror Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Acquiror Public Disclosure Record.

(h)	U.S. Public Filings. (i) Acquiror has filed or furnished all reports and other documents with the SEC that it is required to file or furnish under Section 13 or 15(d) of the U.S. Exchange Act (the “SEC Reports”); (ii) the SEC Reports were prepared in accordance with the requirements of the U.S. Exchange Act and other applicable Laws and did not, at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading; and (iii) other than the Acquiror Shares, neither Acquiror nor any of its subsidiaries has any class of securities registered or required to be registered with the SEC under the U.S. Exchange Act.

(i)	Acquiror Financial Statements. Acquiror’s audited financial statements as at and for the fiscal years ended December 31, 2012 and 2011 (including the notes thereto and related MD&A) (together, the “Acquiror Financial Statements”) were prepared in accordance with GAAP consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Acquiror’s independent auditors) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of the Acquiror and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Acquiror and its subsidiaries on a consolidated basis. There has been no material change in Acquiror’s accounting policies, except as described in the notes to the Acquiror Financial Statements, since December 31, 2012.

(j)	Internal Controls and Financial Reporting. Acquiror: (i) has designed disclosure controls and procedures to provide reasonable assurance that material information relating to Acquiror, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Acquiror by others within those entities, particularly during the periods in which filings are being prepared; (ii) has designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; and (iii) has disclosed in its MD&A for its most recently completed financial year, for each material weakness relating to design existing at the financial year end (A) a description of the material weakness, (B) the impact of the material weakness on Acquiror’s financial reporting and internal controls over financial reporting; and (C) Acquiror’s further plans, if any, or any actions already undertaken, for remediating the material weakness. To the knowledge of Acquiror, since December 31, 2012, Acquiror has received no complaints from any source regarding accounting controls or auditing matters, or expressions of concern from employees of Acquiror or its subsidiaries regarding questionable accounting or auditing matters.

(k)	No Undisclosed Liabilities. Acquiror and its subsidiaries have no material outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Acquiror Financial Statements or incurred in the ordinary course of business since the date of the most recent financial statements of Acquiror filed on SEDAR or as set out in section 8.1 of the arrangement agreement made as of May 23, 2012 between Energy Fuels Inc. and Acquiror, a copy of which is attached as Appendix C to the information circular of Acquiror dated May 28, 2012 and filed under Acquiror’s profile on SEDAR on June 4, 2012 (the “EFI Indemnity”).

(l)	Litigation. There are no material Claims pending or, to the knowledge of Acquiror, threatened affecting Acquiror or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, except in connection with the EFI Indemnity. Neither Acquiror nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(m)	Taxes.

(i)	Each of Acquiror and its material subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects.

(ii)	Each of Acquiror and its material subsidiaries has paid on a timely basis all Taxes that are due and payable and all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Acquiror Financial Statements.

(iii)	Except as provided for in the Acquiror Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Acquiror or any of its material subsidiaries, and neither Acquiror nor any of its material subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Acquiror, threatened against Acquiror or any of its material subsidiaries or any of their respective assets.

(iv)	No claim has been made by any Governmental Entity in a jurisdiction where Acquiror and any of its material subsidiaries does not file Returns that Acquiror or any of its material subsidiaries is or may be subject to Tax by that jurisdiction.

(v)	There are no Liens for unpaid Taxes upon any of the assets of Acquiror or any of its material subsidiaries.

(vi)	Acquiror and each of its material subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(vii)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Acquiror or any of its material subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(n)	Real Property and Mineral Interests and Rights.

(i)	Applying customary standards in the mining industry of the applicable jurisdiction, other than as disclosed in Schedule 4.1(n) of the Acquiror Disclosure Letter, each of Acquiror and its material subsidiaries:

(A)	has good and sufficient title, free and clear of any Liens, title defects or material encumbrances, to all of its interests in the Acquiror Property, including fee simple estates, leases, surface rights, rights of way, easements and licences from landowners or other authorities permitting the use of land but excluding the Acquiror Mineral Rights (collectively, the “Acquiror Property Interests”), other than Acquiror Property in respect of which it is the lessee, in which case it has a valid leasehold interest and Acquiror and its material subsidiaries is not in default of any of the material provisions of such leases nor, to the knowledge of Acquiror, has any default of any such leases been alleged, and the Acquiror Property Interests permit the use of land by Acquiror and its material subsidiaries necessary to permit the operation of their respective businesses as presently conducted or contemplated in the Acquiror Public Disclosure Record to be conducted, except in each case where the failure to do so would not have a Material Adverse Effect; and

(B)	holds all its mineral concessions, claims, leases, licenses, Permits, access rights and other rights and interests necessary to explore for, develop, mine or produce minerals, ore or metals for development purposes on the Acquiror Property (collectively, the “Acquiror Mineral Rights”), free and clear of all Liens, the Acquiror Mineral Rights are sufficient to permit the operation of the respective businesses of Acquiror and its material subsidiaries as presently conducted or contemplated in the Acquiror Public Disclosure Record to be conducted, except in each case where the failure to do so would not have a Material Adverse Effect, and, except as disclosed in Schedule 4.1(n) of the Acquiror Disclosure Letter, none of Acquiror or its material subsidiaries has any liability or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the Acquiror Mineral Rights.

(ii)	Applying customary standards in the mining industry of the applicable jurisdiction, other than as disclosed in Schedule 4.1(n) of the Acquiror Disclosure Letter, with respect to the Acquiror Properties:

(A)	Acquiror and its material subsidiaries are the legal and/or beneficial owner of all right, title and interest in and to the Acquiror Mineral Rights pursuant to valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, and none of Acquiror or its material subsidiaries is in default of any of the material provisions of such documents, agreements and instruments nor, to the knowledge of Acquiror, has any such default been alleged;

(B)	each of the Acquiror Mineral Rights has been properly located and recorded in compliance with applicable Laws and each of the Acquiror Mineral Rights comprises a valid and subsisting mineral claim;

(C)	each of the Acquiror Mineral Rights is in good standing under applicable Laws, all assessment work required to be performed and assessment work reports required to be filed under the Acquiror Mineral Rights has been performed and filed, all Taxes and other payments, including rental payments, in respect of the Acquiror Mineral Rights have been paid, and all filings in respect of the Acquiror Mineral Rights have been made;

(D)	except as disclosed in Schedule 4.1(n) of the Acquiror Disclosure Letter, there is no material adverse claim against or challenge to the title of Acquiror or any of its material subsidiaries, or their respective ownership of, the Acquiror Mineral Rights, which if determined adversely to Acquiror or any of its material subsidiaries, would materially and adversely affect the ability of Acquiror or any of its material subsidiaries to make use of, transfer or otherwise exploit the Acquiror Mineral Rights;

(E)	no other person has any material interest in the Acquiror Mineral Rights or the production from any of the underlying properties or mineral deposits or any right to acquire any such interest;

(F)	there are no back-in rights, earn-in rights, rights of first refusal or similar provisions which would affect the interest of Acquiror or any of its material subsidiaries in the Acquiror Mineral Rights;

(G)	none of Acquiror or its material subsidiaries has entered into streaming agreements, royalty agreements or any similar types of agreements or rights of first agreements related to streaming agreements, royalty agreements or any similar types of agreements; and

(H)	none of Acquiror or its material subsidiaries has received any notice, whether written or oral, from any Governmental Entity or any other person of any revocation or intention to revoke any of the respective interests of Acquiror and its material subsidiaries in any of the Acquiror Mineral Rights.

(iii)	All work and activities carried out on the Acquiror Property Interests and Acquiror Mineral Rights by Acquiror or its material subsidiaries or, to the knowledge of Acquiror, by any other person have been carried out in all material respects in compliance with all applicable Laws, and neither Acquiror nor any of its material subsidiaries, nor, to the knowledge of Acquiror, any other person, has received any notice of breach of any such applicable Laws.

(iv)	The execution, delivery and performance of this Agreement by Acquiror will not violate, conflict with or result in a violation or breach of any provision of, or require a consent, approval or notice under or constitute a default under or result in a right of termination under or with respect to any Acquiror Property Interests or Acquiror Mineral Rights.

(o)	Environmental Matters. Each of Acquiror and its material subsidiaries and their respective businesses and operations:

(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)	(A) is not a party to any litigation or administrative proceeding, nor, to the knowledge of Acquiror, is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances; and (B) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and, to the knowledge of Acquiror, has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)	is not involved in remediation operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any material Environmental Liabilities with respect to the Acquiror Property, except that Denison Environmental Services, a division of Denison Mines Inc., carries out operations involving mine decommissioning, including mine closure planning, implementation of mine closure plans and long-term care and maintenance and monitoring related to mine decommissioning.

(p)	Mineral Reserves and Resources. Estimated Mineral Reserves and Mineral Resources disclosed in the Acquiror Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by Acquiror to the Qualified Persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. No material mineral deposits are subject to illegal occupation. There has been no material reduction in the aggregate amount of estimated Mineral Resources of Acquiror and its subsidiaries, taken as a whole, from the amounts disclosed in the Acquiror Public Disclosure Record.

(q)	Issuance of Acquiror Shares. The Acquiror Shares to be issued as part of the Consideration will, when issued pursuant to the Arrangement or upon the due exercise after the Effective Date of the Acquiror Options or Target Warrants, be duly and validly issued as fully paid and non-assessable common shares in the capital of Acquiror.

(r)	Absence of Cease Trade Orders. No order ceasing or suspending trading in Acquiror Shares (or any of them) or any other securities of Acquiror is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Acquiror, are pending, contemplated or threatened.

(s)	Compliance with Laws. Acquiror and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on the business, prospects, results of operations or financial condition of Acquiror and its subsidiaries, taken as a whole.

(t)	HSR Act. Acquiror is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal offices within the United States.

(u)	United States Securities Laws.

(i)	Acquiror is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)	the Acquiror Shares are registered pursuant to the U.S. Exchange Act; and

(iii)	Acquiror is not an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

(v)	Use of Short Form Prospectus. Acquiror meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 of the Canadian Securities Administrators.

(w)	Foreign Corrupt Practices Act. Neither Acquiror nor any of its subsidiaries nor, to the knowledge of Acquiror, any director, officer, agent, employee, affiliate or other person acting on behalf of Acquiror or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that has resulted or would result in a violation by any such person of the CFPOA or the FCPA or similar legislation of any other country in which Acquiror or its subsidiaries carry on or have carried on business, including any offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. Acquiror and its subsidiaries, and, to the knowledge of Acquiror, its other affiliates have conducted their businesses in compliance with the CFPOA and the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance with the CFPOA and FCPA.

(x)	Money Laundering Laws. The operations of Acquiror and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Money Laundering Laws and no action, suit or proceeding by or before any Regulatory Authority involving Acquiror or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of Acquiror, threatened.

(y)	OFAC. Neither Acquiror nor any of its subsidiaries nor, to the knowledge of Acquiror, any director, officer, agent, employee, affiliate or other person acting on behalf of Acquiror or any of its subsidiaries is currently subject to any U.S. sanctions administered by OFAC; and Acquiror has not lent, contributed or otherwise made available and will not lend, contribute or otherwise make available, directly or indirectly, any funds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

4.2	Survival of Representations and Warranties

The representations and warranties of Acquiror contained in this Agreement shall not survive the completion of the transactions contemplated by this Agreement, including the Arrangement, and shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms. Any investigations by Target shall not mitigate, diminish or affect the representations and warranties of Acquiror in this Agreement.

ARTICLE 5—COVENANTS

5.1	Covenants of Target – Conduct of Business

(a)	Target covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, applicable Laws or any Governmental Entities or consented to by Acquiror in writing, Target shall, and shall cause each of its subsidiaries to:

(i)	conduct its and their business and affairs and maintain its and their properties and facilities in the ordinary course of business consistent with past practice;

(ii)	use commercially reasonable efforts to preserve intact its and their present business organization, assets (including intellectual property) and goodwill, maintain its and their real property interests (including title to, and leasehold interests in respect of, any real property) in good standing, keep available the services of its and their officers and employees as a group and preserve the current material relationships with suppliers, distributors, employees, consultants, customers and others having business relationships with it or them;

(iii)	conduct expenditures and take actions with respect to exploration, development and maintenance of the Waterbury Lake Project consistently with past practice and the budget disclosed in the news release of Target dated January 7, 2013, consult regularly with Acquiror and follow the requirements of Acquiror with respect to such activities, and make no change in the personnel, equipment, contractors, suppliers and plans regarding such activities without first obtaining the consent of Acquiror (which consent will not be unreasonably withheld), and not conduct any expenditures on, or make any decisions with respect to, any other Retained Properties without the prior written approval of Acquiror, acting reasonably; provided that Target shall promptly advise Acquiror of any licence, permit, order, authorization, consent, approval or registration with respect to any of the Retained Properties that comes up for renewal or ceases to be in good standing, obtain Acquiror’s direction, acting reasonably, as to any action to be taken in that regard, and forthwith take any action directed by Acquiror, in that regard, acting reasonably; and

(iv)	incur CEE to satisfy the Flow-Through Obligation in the amount of $1,500,000 prior to the Effective Date.

(b)	Without limiting the generality of Section 5.1(a), from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, Target shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Acquiror in that regard (which consent shall not be unreasonably withheld or delayed):

(i)	take any action except in the ordinary course of business of Target and its material subsidiaries;

(ii)	(A) except with respect to a Pre-Closing Reorganization, amend its articles, charter or by-laws or other comparable organizational documents; (B) split, combine or reclassify any shares in the capital of Target or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Target Shares owned by any person or the securities of any subsidiary owned by a person other than Target; (C) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Target or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Target or its subsidiaries, other than: (1) the issuance of Target Shares pursuant to the terms of the outstanding Target Options and the Target Warrants; (2) transactions in the ordinary course of business and consistent with past practices between two or more Target wholly-owned subsidiaries or between Target and a Target wholly-owned subsidiary; or (3) as required under applicable Law; (D) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Target or any of its subsidiaries, (E) amend the terms of any of its securities; (F) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Target or any of its subsidiaries; (G) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; or (H) enter into any agreement with respect to any of the foregoing;

(iii)	except in the ordinary course of business consistent with past practice (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Target or any of its subsidiaries; (ii) acquire (by merger, arrangement, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (iv) pay, discharge or satisfy any material liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(iv)	other than as is necessary to comply with applicable Laws or the current terms of any Contracts by which it is bound, or in accordance with the Target Benefit Plans: (A) grant to any officer, employee or director of Target or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (B) make any loan to any officer, employee, or director of Target or any of its subsidiaries; (C) take any action with respect to the grant of any severance, retention, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with, or hire or terminate the employment (except for just cause) of, any officer, employee or director of Target or any of its subsidiaries; (D) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Target Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Target or any of its subsidiaries; (E) increase bonus levels or other benefits payable to any director, executive officer or employee of Target or any of its subsidiaries; (F) provide for removal of restrictions or an exercise of any stock-based or stock-related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (G) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(v)	settle, pay, discharge, satisfy, compromise, waive, assign or release (A) any material action, claim or proceeding brought against Target and/or any of its subsidiaries; or (B) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(vi)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect Target or any of its subsidiaries or any successor thereto from competing in any manner, or that would, after the Effective Time, limit or restrict in any material respect Target or any of its subsidiaries from competing in any manner;

(vii)	waive, release or assign any material rights, claims or benefits of Target or any of its subsidiaries;

(viii)	other than in the ordinary course of business consistent with past practice: (A) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (B) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(ix)	change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(x)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any Approvals listed in Schedule 5.1(b)(x) of the Target Disclosure Letter of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted as disclosed in the Target Public Disclosure Record; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Approvals;

(xi)	take any action or fail to take any action which action or failure to act is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Target to consummate the Arrangement or the other transactions contemplated by this Agreement other than in connection with the Pre-Closing Reorganization and Pre-Spinout Reorganization;

(xii)	take any action, permit any inaction or enter into any transaction, including undertaking a reorganization other than in accordance with Section 5.2, Section 5.4 and the Plan of Arrangement, making an investment in securities of any person other than in accordance with Section 5.2 and Section 5.4, permitting any subsidiary to pay a dividend, or providing an indemnity to Spinco, that would preclude the application of the Canadian tax “bump” rules or that would have the effect of reducing the ability of Acquiror to obtain a full tax cost “bump” pursuant to paragraph 88(1)(d) of the Tax Act in respect of the shares of any affiliates or subsidiaries and other non-depreciable capital property owned by Target on the date hereof, upon an amalgamation or winding-up of Target (or its successor by amalgamation) including pursuant to paragraph 88(1)(c) of the Tax Act;

(xiii)	permit any subsidiary to pay any dividend;

(xiv)	provide an indemnity to Spinco; or

(xv)	agree, resolve or commit to do any of the foregoing.

(c)	Target shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Target or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to section 7.5(a), none of Target or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

(d)	Subject to compliance with applicable competition or anti-trust laws, Target shall promptly notify Acquiror in writing of any circumstance or development that, to the knowledge of Target, is or could reasonably be expected to constitute a Material Adverse Effect.

5.2	Covenants of Target – Pre-Closing Reorganization

(a)	On notice (the “Reorganization Notice”) from the Acquiror, Target shall effect the following transactions (collectively, the “Pre-Closing Reorganization”) on the dates (which will be before the Effective Date) and in accordance with any other instructions set out in the Reorganization Notice:

(i)	incorporate Waterbury Lake Holdco under the laws of a Canadian jurisdiction and with such authorized capital and initial capitalization as may be specified in the Reorganization Notice;

(ii)	transfer its 59.99% interest in Waterbury Lake Uranium Limited Partnership to Waterbury Lake Holdco in exchange for common shares of Waterbury Lake Holdco and such other consideration as is specified by Acquiror in the Reorganization Notice and agreed to by Target (acting reasonably); and

(iii)	complete and file a joint election as prescribed under section 85(1) of the Tax Act (and any similar provision under any applicable provincial tax statute) at the amount determined by Acquiror after the Effective Date.

(b)	Acquiror may give Target additional Reorganization Notice(s) and, on the date (which will be before the Effective Date) and in accordance with any other instructions set out in any such Reorganization Notice, Target shall:

(i)	incorporate such new wholly-owned subsidiary or subsidiaries under the laws of a Canadian jurisdiction and with such authorized capital and initial capitalization as may be specified in the Reorganization Notice;

(ii)	transfer such Retained Property Interest or Interests to such subsidiary or subsidiaries as have been incorporated pursuant to clause (i) as is specified in the Reorganization Notice in exchange for common shares of such subsidiary and such other consideration as is specified by Acquiror in the Reorganization Notice and agreed to by Target (acting reasonably); and

(iii)	complete and file a joint election as prescribed under subsection 85(1) of the Tax Act (and any similar provision under any applicable provincial tax statute) at the amount determined by Acquiror after the Effective Date.

(c)	Target need not effect a Pre-Closing Reorganization that in the opinion of Target, acting reasonably, would impede or materially delay the consummation of the Arrangement. Subject to the foregoing, Target shall use its commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Closing Reorganization, and Target shall cooperate with Acquiror in structuring, planning and implementing any such Pre-Closing Reorganization in accordance with the instructions of Acquiror.

(d)	Acquiror shall give any Reorganization Notice at least ten business days prior to the mailing date of the Target Meeting. In addition:

(i)	Any Pre-Closing Reorganization shall not require Target or any subsidiary to contravene any applicable Laws, their respective organizational documents or any Material Contract;

(ii)	Target and its subsidiaries shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Target Securityholder incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Closing Reorganization; and

(iii)	Acquiror and Target shall work cooperatively and use reasonable commercial efforts to prepare, 10 days prior to the Effective Time, all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Closing Reorganization. For greater certainty, Target shall not be liable for the failure of Acquiror to benefit from any anticipated tax efficiency as a result of a Pre-Closing Reorganization.

5.3	Covenants of Acquiror – Pre-Closing Reorganization

(a)	Acquiror acknowledges and agrees that the planning for and implementation of the Pre-Closing Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of Target hereunder has been breached.

(b)	Acquiror shall indemnify and save harmless Target and its subsidiaries from and against any and all Claims and Losses suffered or incurred by any of them in connection with or as a result of steps taken by Target and its subsidiaries in compliance with a Reorganization Notice, subject to Section 5.3(c).

(c)	To the extent that the costs and expenses, including legal and accounting costs, incurred in connection with complying with a Reorganization Notice are actually paid by Target prior to the Effective Date, Acquiror shall reimburse such amount to Spinco provided that: (i) all such costs and expenses are evidenced by invoices, bills, receipts or other statements of account or payment as are acceptable to Acquiror, acting reasonably; and (ii) as soon as reasonably possible, but in any event no later than 30 days after the Effective Date, Spinco provides Acquiror with such satisfactory evidence of such costs and expenses, together with an invoice for such costs and expenses. Acquiror shall pay such invoice within 30 days of the later of delivery of such invoice and Acquiror being reasonably satisfied with the evidence of the costs and expenses that are subject of the invoice. Such payment shall be in full and final satisfaction of such cost and expenses. The obligations in this Section 5.3(c) shall survive the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement, including the Arrangement.

(d)	The Pre-Closing Reorganization shall be effected and documented in a manner acceptable to Target and Acquiror, each acting reasonably.

5.4	Mutual Covenants – Acquiror Loan and Pre-Spinout Reorganization

(a)	On the day prior to the Effective Date, provided that Acquiror has confirmed that all conditions in its favour in Sections 6.1 and 6.2 have been satisfied or waived and Target has confirmed that all conditions in its favour in Sections 6.1 and 6.3 have been satisfied or waived (except, in each case, any conditions that are not required to have been, or cannot be (but are reasonably expected to be), completed by the day prior to the Effective Date, Acquiror will make a loan (the “Acquiror Loan”) in accordance with the following provisions:

(i)	the Acquiror Loan shall be in a principal amount equal to the expenses actually and properly incurred and paid by Target in respect of exploration, development and maintenance of the Retained Properties after January 16, 2013, in compliance with this Agreement plus 60% of the cash in bank accounts in the name of the Waterbury Lake Uranium Limited Partnership and Waterbury Lake Uranium Corp.;

(ii)	without limiting the obligations of Target in Section 5.1, the expenses and payments referred to in clause (i), above, shall be subject to the prior approval of Acquiror (not to be unreasonably withheld), and Acquiror shall be entitled to require evidence of such expenses and payments, such as invoices, statements of accounts and receipts or such other evidence as Acquiror may require, acting reasonably, which Target shall provide on an ongoing basis as requested; and

(iii)	the Acquiror Loan shall be evidenced by a demand promissory note in the form attached hereto as Schedule G, which shall be executed by Target concurrently with the advance of the Acquiror Loan and shall be a Retained Liability.

(b)	Target shall effect, on or before the day prior to the Effective Date, the following transactions:

(i)	Target will transfer the assets of the business of Target, including the Spinco Properties, but excluding the Retained Property Interests and the Retained Technical Information, to Spinco, on an “as is where is” basis, in exchange for Spinco Shares, in accordance with an agreement of purchase and sale substantially in the form attached hereto as Schedule H (the “Spinco Purchase and Sale Agreement”). The Spinco Purchase and Sale Agreement shall provide, among other things, that all obligations and liabilities of Target, including the Spinco Obligations (but, for greater certainty, excluding the Retained Liabilities and the Assumed Spinco Liabilities) shall be assumed by Spinco. For purposes of the election under section 85 of the Tax Act (and any similar provision under any applicable provincial tax statute), the “elected amount” in respect of the Spinco Properties will be the lowest amount permitted under section 85 of the Tax Act in respect of each type of property for purposes of the Tax Act, unless the Parties agree otherwise, provided that if there would be cash Taxes payable as a result of such elected amount, then the elected amount will be increased in respect of a Canadian resource property to the extent required to minimize the cash Taxes that arise from the transfer thereof to Spinco;

(ii)	Spinco will assume the Assumed Spinco Liabilities in consideration of a cash payment by Target in an amount equal thereto pursuant to an assumption agreement substantially in the form attached hereto as Schedule I (the “Assumption Agreement”), and Target will subscribe for Spinco Shares for an amount equal to the cash in bank accounts in Target’s name less the Retained Property Liabilities, (the steps in clauses (i) and (ii) are, together, the “Pre-Spinout Reorganization”); and

(iii)	following the completion of the Pre-Spinout Reorganization, the total number of outstanding Spinco Shares will equal the total number of outstanding Target Shares immediately prior to Effective Time.

The Pre-Spinout Reorganization shall be effected and documented in a manner acceptable to Target and Acquiror, each acting reasonably.

5.5	Covenants of Target – Arrangement

Target shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Target or any of its subsidiaries under this Agreement, co-operate with Acquiror in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Target shall and, where applicable, shall cause its subsidiaries to:

(a)	promptly, and in any event within five business days following the date of this Agreement, provide to Acquiror a copy of each confidentiality and/or standstill agreement which has been entered into by Target and any third party pursuant to which confidential information of Target has been provided (if such agreement remains in effect and if providing a copy of such agreement is not prohibited by the terms of such agreement), and if a copy of any such agreement may not be provided, a list of the Retained Properties that are subject to any confidentiality or protected area or “area of interest” obligations, and in the case of protected area or “area of interest” obligations, a description of the area that is protected;

(b)	provided that the Effective Date has occurred, it shall use its reasonable commercial efforts to cause such members of the Target Board to resign as Acquiror may require, at the time and in the manner requested by Acquiror, as of the Effective Date, with a nominee of Acquiror to be appointed to the Target Board immediately after each such resignation;

(c)	apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Target or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep Acquiror reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Acquiror with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Acquiror’s outside counsel on an “external counsel” basis), in order for Acquiror to provide its comments thereon, which shall be given due and reasonable consideration;

(d)	use its best efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts, and all Key Third Party Consents;

(e)	immediately inform Acquiror of and diligently defend all lawsuits or other legal, regulatory or other proceedings against Target challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(f)	until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, subject to applicable Law, make available and cause to be made available to Acquiror, and the agents and advisors thereto, information reasonably requested by Acquiror for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Acquiror and Target following the Effective Date and confirming the representations and warranties of Target set out in this Agreement;

(g)	allow representatives of Acquiror (including legal and financial advisors) to attend the Target Meeting and allow officers of Acquiror to speak to any motion relating to the Arrangement Resolution; and

(h)	elect under subsection 256(9) of the Tax Act for Target’s year-end to occur immediately before Acquiror’s acquisition of the Target Class A Shares pursuant to the Plan of Arrangement.

5.6	Covenants of Acquiror – Conduct of Business and Performance of Obligations

Acquiror shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Acquiror or any of Acquiror’s subsidiaries under this Agreement and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Acquiror shall and where appropriate shall cause its subsidiaries to:

(a)	apply for and use its best efforts to obtain all Key Regulatory Approvals relating to Acquiror or any of Acquiror’s subsidiaries which are typically applied for by an offeror and, in doing so, keep Target reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals;

(b)	subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein;

(c)	not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Acquiror to consummate the Arrangement or the other transactions contemplated by this Agreement;

(d)	use commercially reasonable efforts to preserve intact its business organizations;

(e)	not, directly or indirectly, do or permit to occur any of the following without the prior consent of Target, such consent not to be unreasonably withheld or delayed:

(i)	amend its articles or by-laws or the terms of the Acquiror Shares in a manner that could have a material adverse effect on the market price or value of the Acquiror Shares to be issued in connection with the Arrangement;

(ii)	split, consolidate or reclassify any of its shares or undertake any other capital reorganization;

(iii)	reduce capital in respect of the Acquiror Shares; or

(iv)	take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement; and

(f)	comply in all material respects with all applicable Laws.

5.7	Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to:

(i)	obtain all Key Regulatory Approvals required to be obtained by it;

(ii)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement;

(iii)	oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and

(iv)	co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder;

(b)	it shall not, subject to the terms and conditions of this Agreement, knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby; and

(c)	it shall not take any action or permit any action to be taken that is inconsistent with this Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by this Agreement.

If Acquiror is required pursuant to applicable Securities Laws or the requirements of any stock exchange on which its securities are listed or quoted to obtain Acquiror Shareholder approval of the Arrangement, Acquiror will use its best efforts to obtain voting agreements, on substantially similar terms to the Voting Agreements, with Acquiror’s directors and senior officers pursuant to which, subject to the terms and conditions thereof, they each agree to vote in favour of the Arrangement and which shall be entered into promptly following a determination that such approval is required.

5.8	Covenants – Spinco Costs

Target and Spinco will share up to $1,000,000 of Spinco Costs equally in accordance with the following provisions:

(a)	Acquiror shall have the right to approve, such approval not to be unreasonably withheld, in advance, the steps and costs to be taken in connection with structuring and implementing the Spinout, in order to maximize cost efficiency.

(b)	All Spinco Costs to be shared between Target and Spinco, or in respect of which Target seeks indemnification from Spinco, shall be evidenced by invoices, bills, receipts or other statements of account or payment as are acceptable to the Parties, acting reasonably.

(c)	Within five business days after the Effective Date, Spinco shall provide Target with evidence of Spinco Costs incurred by Spinco and Target shall provide Spinco with evidence of Spinco Costs incurred by Target. If the Spinout Costs incurred by Spinco exceed the Spinco Costs incurred by Target, Spinco shall invoice Target for one-half of such difference and Target shall pay such invoice within 30 days of the later of such invoice and Target being satisfied with the evidence of such Spinco Costs. If the Spinco Costs incurred by Target exceed the Spinco Costs incurred by Spinco, Target shall invoice Spinco for one-half of such difference and Spinco shall pay such invoice within 30 days of the later of such invoice and Spinco being satisfied with the evidence of such Spinco Costs. Any Spinco Costs incurred by Spinco or Target after five business days after the Effective Date shall be shared on the same basis.

(d)	Notwithstanding the foregoing, the maximum liability of Target in respect of Spinco Costs shall be $500,000. Spinco shall indemnify Target and its subsidiaries if and to the extent that Spinco Costs exceed $1,000,000.

(e)	The obligations in this Section 5.8 shall survive the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement, including the Arrangement, and shall expire and be terminated on the earlier of six months after the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

5.9	Target Employees

Target shall terminate the employment of all employees of Target as of the Effective Time and Spinco shall either offer employment to all employees of Target, with effect from and after the Effective Time, on terms that are substantially the same as the terms applicable to such employees when they were employees of Target or make arrangements for the payment of severance to such employees, such severance obligations to be assumed by and be the responsibility of Spinco. From and after the Effective Date, Spinco shall assume and be responsible for all obligations with respect to the engagement or employment of all employees and directors of Target, including with respect to all notice of termination and severance pay in accordance with applicable law (including employment standards), and contract, if applicable, and for all unpaid wages, accrued vacation pay, change of control, and other amounts owing to employees or directors of Target up to the Effective Time (whether or not payable after the Effective Time), and for all Claims of any nature or kind relating to employment or engagement by Target up to the Effective Time, including for breach of contract or wrongful dismissal. The obligations contained in this Section 5.9 (the “Employee Obligations”) shall survive the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement, including the Arrangement.

5.10	Indemnity by Spinco

From and after the Effective Time, Spinco shall indemnify Acquiror and Target and their respective directors, officers, employees, agents and subsidiaries from and against any and all Losses, including relating to Taxes, arising, whether before, on or after the Effective Date, in connection with or relating in any way to:

(a)	the Spinco Properties, including the operations, activities and work, including exploration programs, in connection therewith;

(b)	the Assumed Spinco Liabilities and the Spinco Obligations;

(c)	carrying out or implementing the Pre-Spinout Reorganization, subject to Section 5.8;

(d)	carrying out or implementing the Spinout, subject to Section 5.8;

(e)	any breach of Section 5.1(b)(xii);

(f)	there being insufficient CEE incurred in 2013 to discharge the Flow-Through Obligation in full as a result of any part of the expenditures: (i) represented in Section 3.1(s)(xvii) as having been incurred or as qualifying as CEE from December 31, 2012 to February 28, 2013 failing to have been incurred or to so qualify; and (ii) undertaken in Section 5.1(a)(iv) to be incurred as CEE by Target prior to the Effective Date failing to be incurred or to so qualify;

(g)	the Contracts with respect to the Spinco Properties and all liabilities and obligations relating thereto;

(h)	any work, including exploration programs, conducted with respect to any of the Spinco Properties at any time; or

(i)	the exercise of Dissent Rights, to the extent that the fair value paid to a Dissenting Shareholder for such Dissenting Shareholder’s Target Shares represents the value of Spinco.

The obligations of Spinco in this Section 5.10 shall survive the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement, including the Arrangement; provided that if a Claim or Loss relates to Taxes, the obligations of Spinco shall survive until one year after the expiration of the relevant statute of limitations for the applicable taxation year (giving effect to any waiver, mitigation or extension thereof).

5.11	Indemnity by Acquiror

Acquiror shall indemnify Spinco and its directors, officers, employees, agents and subsidiaries against any and all Claims arising in connection with or relating in any way to (A) the Retained Properties and Retained Liabilities; (B) the joint venture agreements governing the Retained Properties; or (C) any work, including exploration programs, conducted with respect to any of the Retained Properties at any time.

ARTICLE 6—CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Target Shareholders and Target Optionholders at the Target Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Target and Acquiror, acting reasonably, on appeal or otherwise;

(c)	there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Acquiror or Target which shall prevent the consummation of the Arrangement;

(d)	the Key Regulatory Approvals shall have been obtained;

(e)	the Key Third Party Consents shall have been obtained;

(f)	the TSXV shall have, if required, accepted notice for filing of all transactions of Target contemplated in this Agreement or necessary to complete the Arrangement, subject only to compliance with the customary conditions of the TSXV;

(g)	this Agreement shall not have been terminated in accordance with its terms;

(h)	the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102);

(i)	Acquiror shall make the Acquiror Loan, which will be evidenced by a demand promissory note payable on terms to be determined by Acquiror acting reasonably;

(j)	the Pre-Closing Reorganization and the Pre-Spinout Reorganization shall have been completed in a manner satisfactory to both Target and Acquiror, acting reasonably;

(k)	the subscription for Spinco Shares required under section 5.4(b)(ii) shall be effected in a manner satisfactory to both Target and Acquiror, acting reasonably; and

(l)	the issuance of the Target Class A Shares to Target Shareholders in exchange for their Target Shares pursuant to the Arrangement, the issuance of the Acquiror Shares and Spinco Shares to Target Shareholders in exchange for their Target Class A Shares pursuant to the Arrangement, and the issuance of the Replacement Acquiror Options and Replacement Spinco Options to Target Optionholders in exchange for their Target Options pursuant to the Arrangement, shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and shall be exempt or qualified under all applicable U.S. state securities laws, and such securities will not be subject to restrictions on transfer under U.S. Securities Laws except such as may be imposed by Rule 144 under the U.S. Securities Act with respect to “affiliates” (as such term is defined in Rule 405 under the U.S. Securities Act); provided, however, that Target shall not be entitled to rely on the provisions of this Section 6.1(l) in failing to complete the transactions contemplated by this Agreement in the event that Target fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemption and Section 1.1(b), that the Parties will rely on the foregoing exemption based on the Court’s approval of the fairness of the transaction to Target Shareholders and Target Optionholders.

6.2	Additional Conditions Precedent to the Obligations of Acquiror

The obligations of Acquiror to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Acquiror and may be waived by Acquiror):

(a)	all covenants of Target under this Agreement to be performed on or before the Effective Time which have not been waived by Acquiror shall have been duly performed by Target in all material respects, and Acquiror shall have received a certificate of Target addressed to Acquiror and dated the Effective Time, signed on behalf of Target by two senior executive officers of Target (on Target’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	all representations and warranties of Target set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of all such representations and warranties (other than those contained in Sections 3.1(c), 3.1(d) and 3.1(g) to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Target (it being a separate condition that the representations and warranties of Target made in Sections 3.1(c), 3.1(d) and 3.1(g) must be accurate in all respects when made and, except as contemplated by this Agreement, on and as of the Effective Time, as though made on and as of the Effective Time); and Acquiror shall have received a certificate of Target addressed to Acquiror and dated the Effective Time, signed on behalf of Target by two senior executive officers of Target (on Target’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)	since the date of this Agreement, there shall not have occurred or have been disclosed to Acquiror or the public, if previously undisclosed to Acquiror or the public, any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Target;

(d)	the Target Board shall not have made a Change in Recommendation; and

(e)	holders of no more than 5% of the Target Shares shall have exercised Dissent Rights.

The foregoing conditions will be for the sole benefit of Acquiror and may be waived by Acquiror in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of Target

The obligations of Target to complete the transactions contemplated by this Agreement, shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Target and may be waived by Target):

(a)	all covenants of Acquiror under this Agreement to be performed on or before the Effective Time shall have been duly performed by Acquiror in all material respects, and Target shall have received a certificate of Acquiror, addressed to Target and dated the Effective Time, signed on behalf of Acquiror by two of its senior executive officers (on Acquiror’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)	all representations and warranties of Acquiror set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Acquiror; and Target shall have received a certificate of Acquiror, addressed to Target and dated the Effective Time, signed on behalf of Acquiror by two senior executive officers of Acquiror (on Acquiror’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)	Acquiror shall have delivered evidence satisfactory to Target of the approval of the listing and posting for trading on the TSX of the Acquiror Shares comprising the Consideration, subject only to satisfaction of the customary conditions of the TSX;

(d)	since the date of this Agreement, there shall not have occurred or have been disclosed to Target or the public, if previously undisclosed to Target or the public, any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Acquiror;

(e)	Acquiror shall have delivered evidence satisfactory to Target of the approval of the listing for trading on the NYSE MKT of the Acquiror Shares comprising the Consideration; and

(f)	the shares of Spinco shall have been conditionally approved to be listed on the TSXV.

The foregoing conditions will be for the sole benefit of Target and may be waived by it in whole or in part at any time

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7—ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

Each Party will give prompt notice to the other Party if, at any time from the date hereof until the earlier of the termination of this Agreement and the Effective Time, any event or state of facts occurs or fails to occur, which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this paragraph shall not apply in the case of any event or state of facts resulting from actions or omissions of Target which are permitted or required by this Agreement); or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party prior to the Effective Time.

7.2	Non-Solicitation

(a)	Target shall not, directly or indirectly, through any of its Representatives:

(i)	solicit, assist, initiate, facilitate or encourage (including by way of discussion, negotiation, furnishing non-public information, permitting any visit to any facilities or properties of Fission, or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers regarding an Acquisition Proposal, or that may reasonably be expected to lead to an Acquisition Proposal (a “Potential Acquisition Proposal”);

(ii)	engage or participate in any discussions or negotiations or cooperate with any person (other than Acquiror or any of its Representatives) regarding an Acquisition Proposal or a Potential Acquisition Proposal;

(iii)	approve, accept, endorse or recommend, remain neutral with respect to or propose publicly to accept, approve, endorse or recommend, or remain neutral with respect to, any Acquisition Proposal;

(iv)	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal; or

(v)	Make a Change in Recommendation.

(b)	Target shall, and shall cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion, activity or negotiation with any person (other than Acquiror and its Representatives) conducted heretofore by Target or any Representatives with respect to any Acquisition Proposal or Potential Acquisition Proposal. Target will immediately discontinue access by any person (other than Acquiror and its Representatives) to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding Target and its subsidiaries previously provided to any person (other than Acquiror and its Representatives) and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding Target and its subsidiaries. Target agrees that, except as permitted by Section 7.2(c), neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into an announcement of this Agreement by Target, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.2(b) and Target undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof. Target shall ensure that its Representatives are aware of the prohibitions in this Section 7.2 and shall be responsible for any breach of this Section 7.2 by its Representatives.

(c)	Notwithstanding Sections 7.2(a) and 7.2(b) and any other provision of this Agreement or of any other agreement between Acquiror and Target, if at any time following the date of this Agreement and prior to obtaining the Securityholder Approval of the Arrangement Resolution at the Target Meeting, Target receives a bona fide, written Acquisition Proposal that did not result from a breach of Section 7.2 or an Acquisition Proposal is made to the Target Shareholders that did not result from a breach of Section 7.2, Target may contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is a Superior Proposal or could reasonably be expected to lead to a Superior Proposal. If the Target Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal is or, if consummated in accordance with its terms (disregarding, for the purposes of such determination, any term of such Acquisition Proposal that provides for a due diligence investigation), could reasonably be expected to be a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties, then Target may, for one period of ten consecutive Business Days only, in response to a request made by the party making such Acquisition Proposal and provided it is in compliance with Sections 7.2(b) and 7.2(d):

(i)	furnish information with respect to Target and its subsidiaries to the person making such Acquisition Proposal;

(ii)	allow such person and its Representatives access to Target’s facilities and properties only if:

(A)	such person has entered into a confidentiality and standstill agreement with such person containing terms that are no less favourable, in the aggregate, to the Target and are no more favourable to such person than those contained in the Confidentiality Agreement (except that it shall permit the disclosure to Acquiror required by this Section 7.2); and

(B)	Target sends a copy of such confidentiality agreement to Acquiror promptly following its execution; and

(C)	Target promptly provides Acquiror, on an ongoing basis, with a list of, and access to (to the extent not previously provided to Acquiror), the information provided to such person.

(iii)	enter into discussions or negotiations with the person making such Acquisition Proposal and its Representatives, provided that all such access and discussions shall cease after such ten consecutive business day period and during the Response Period;

provided that, for greater certainty, the limitation to one period of 10 consecutive business days set out above shall not apply to a person who in good faith makes a new or amended Acquisition Proposal following a determination that the person’s initial (or previous) Acquisition Proposal ceased to be a Superior Proposal as a result of the amendment of this Agreement and the Plan of Arrangement as contemplated in Section 7.3(b).

(d)	Target shall promptly notify Acquiror, at first verbally and then in writing within 24 hours of receipt of the Acquisition Proposal, if it receives an Acquisition Proposal or a Potential Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any such proposal, inquiry, offer or request, a copy of any agreement entered into in accordance with Section 7.3 hereof and a copy of any other agreements which relate to the Acquisition Proposal to which Target has access (for example, voting agreements with shareholders of Target or agreements to provide financial support or other assistance to the person making such Acquisition Proposal), or any amendment to any of the foregoing. Target shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Acquiror may reasonably request. Target shall keep Acquiror fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from Acquiror with respect thereto.

(e)	Subject to compliance with Section 7.3, at any time following the date of this Agreement and prior to obtaining Target Securityholder Approval, if Target receives an Acquisition Proposal that did not result from a breach of this Section 7.2 and which the Target Board concludes in good faith (after consultation with its financial advisors and outside counsel) constitutes a Superior Proposal, the Target Board may, subject to compliance with the procedures set forth in Section 8.2, make a Change in Recommendation and approve such Superior Proposal and terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

(f)	Nothing contained in this Agreement shall prohibit the Target Board from making a Change in Recommendation or from making any disclosure to any Target Securityholders prior to the Effective Time including, for greater certainty, disclosure of a Change in Recommendation in respect of an Acquisition Proposal, if, in the good faith judgment of the Target Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the Target Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under Securities Laws); provided that, for greater certainty, in the event of a Change of Recommendation and a termination by Acquiror of this Agreement pursuant to Section 8.2(a)(iii)(A), Target shall pay the Termination Payment as required by Section 8.3(a)(i). In addition, subject to the provisions of this Section 7.2 and Section 7.3, nothing contained in this Agreement shall prevent Target or the Target Board from responding through a directors’ circular or otherwise as required by applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal or from calling and holding a meeting of Target Shareholders, or any of them, in response to a valid requisition by Target Shareholders, or any of them, in accordance with the CBCA or ordered to be held by a court or Regulatory Authority of competent jurisdiction in accordance with applicable Laws. Acquiror and its legal advisors shall be given a reasonable opportunity to review and comment on the form and content of any such response prior to its printing, publication or announcement and Target shall incorporate all reasonable comments made by Acquiror and its legal advisors.

7.3	Right to Match

(a)	Target shall not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2(c)) unless:

(i)	Target has:

(A)	complied with its obligations under Section 7.2;

(B)	provided Acquiror with a copy of the Superior Proposal and all related documentation described in Section 7.2(d); and

(C)	delivered written notice (the “Superior Proposal Notice”) to Acquiror that the Target Board (A) has determined that the Acquisition Proposal is a Superior Proposal, and (B) has determined, subject to compliance with this Section 7.3, to approve or recommend such Superior Proposal and/or that Target enter into a binding agreement with respect to such Superior Proposal, together with a copy of such agreement that is capable of acceptance by Target;

(ii)	a period (the “Response Period”) of five business days has elapsed from the date that is the later of (i) the date on which Acquiror receives the Superior Proposal Notice and (ii) the date Acquiror receives a copy of the Superior Proposal and all related documentation described in Section 7.2(d); and

(iii)	Target has complied with the remaining provisions of this Section 7.3.

(b)	During the Response Period, Acquiror will have the right, but not the obligation, to offer in writing to amend this Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate consideration. Target shall cooperate with Acquiror with respect to any amendment offer, including negotiating in good faith with Acquiror to enable Acquiror to make such amendments to this Agreement and the Plan of Arrangement as Acquiror deems appropriate as would enable Acquiror to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement on such amended basis. The Target Board shall review any such offer by Acquiror to amend this Agreement and the Plan of Arrangement to determine, in good faith in the exercise of its fiduciary duties, whether the Acquisition Proposal to which Acquiror is responding would continue to be a Superior Proposal when assessed against this Agreement and the Plan of Arrangement as it is proposed by Acquiror to be amended. If the Target Board determines that the Acquisition Proposal to which Acquiror is responding:

(i)	no longer constitutes a Superior Proposal when assessed against this Agreement and the Plan of Arrangement as they are proposed to be amended, the Target Board shall cause Target to enter into an amendment to this Agreement with Acquiror incorporating the amendments to the Agreement and Plan of Arrangement as set out in Acquiror’s offer to amend, and shall promptly reaffirm its recommendation of the Arrangement by the issuance of a news release to that effect; or

(ii)	continues to be a Superior Proposal, Target may approve and recommend that holders of Target Shares accept such Superior Proposal provided that Target terminates this Agreement and concurrently with such termination Target pays the Termination Payment pursuant to Section 8.2(a)(iii)(A).

(c)	The Target Board shall reaffirm its recommendation of the Arrangement by news release promptly after:

(i)	any Acquisition Proposal, which is determined not to be a Superior Proposal, is publicly announced or made, promptly after such determination is made;

(ii)	the Target Board determines that a proposed amendment to the terms of this Agreement and the Plan of Arrangement would result in an Acquisition Proposal not being a Superior Proposal and the Parties have entered into an amendment to this Agreement incorporating such amendments; or

(iii)	the written request of Acquiror given on or within five business days ending the business day before the Target Meeting,

and Acquiror and its legal advisors shall be given a reasonable opportunity to review and comment on the form and content of any such news release and Target shall incorporate all reasonable comments made by Acquiror and its legal advisors.

(d)	If the Target Meeting falls during a Response Period, Target shall continue to take all reasonable steps necessary to hold the Target Meeting as originally scheduled, but may, upon giving notice to Acquiror, postpone the meeting to a date that is no more than two Business Days after the expiry of such Response Period.

(e)	Where, at any time before the Target Meeting, Target has provided Acquiror with a Superior Proposal Notice, an Acquisition Proposal has been publicly disclosed or announced and the Response Period has not elapsed, then, subject to applicable laws, at Acquiror’s request, Target will postpone or adjourn the Target Meeting to a date acceptable to Acquiror, acting reasonably.

(f)	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Target Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Acquiror shall be afforded a new Response Period and the rights afforded in paragraph 7.3(a)(ii) in respect of each such Acquisition Proposal.

7.4	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Target shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Acquiror and to the officers, employees, agents and representatives of Acquiror such access as Acquiror may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Acquiror with all data and information as Acquiror may reasonably request. Acquiror and Target acknowledge and agree that information furnished pursuant to this Section 7.4 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.5	Insurance and Indemnification

(a)	Acquiror will, or will cause Target and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Target and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that Acquiror acknowledges and agrees that prior to the Effective Date, Target may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date.

(b)	Acquiror agrees that, except with respect to certain potential Claims, as agreed between the parties, it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Target and its subsidiaries to the extent that they are disclosed in Schedule 7.5 of the Target Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Schedule 7.5 of the Target Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(c)	The provisions of this Section 7.5 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Target hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 7.5 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

ARTICLE 8—TERM, TERMINATION, TERMINATION PAYMENT

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

(a)	This Agreement, other than Section 8.3 and Section 10.1 which provisions shall survive any termination, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Target Shareholders and Target Optionholders or of the Arrangement by the Court):

(i)	by mutual written agreement of Target and Acquiror;

(ii)	by Acquiror if any consent or approval referred to in Section 3.1(v) is not obtained in a form satisfactory to Acquiror, acting reasonably, it being understood that Acquiror shall be entitled to terminate this Agreement if any consent or approval of the counterparty to the joint venture agreement for the Waterbury Lake Project is required and not obtained, or if the consummation of any of the transactions contemplated in this Agreement would give such counterparty the right to acquire any additional interest in the Waterbury Lake Project and such right is not unconditionally and irrevocably waived in a manner satisfactory to Acquiror in its sole discretion;

(iii)	by either Target or Acquiror, if:

(A)	the Effective Time shall not have occurred on or before the Outside Date otherwise than as a result of the breach by the terminating Party of any covenant or obligation under this Agreement or as a result of any representation or warranty of the terminating Party in this Agreement being untrue or incorrect in a material respect; provided, however, that if completion of the transactions contemplated by this Agreement is delayed by (1) an injunction or order made by a Regulatory Authority of competent jurisdiction, or (2) Acquiror not having obtained any regulatory waiver, consent or approval which is necessary to permit Acquiror to complete the transactions contemplated by this Agreement, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, Target shall not be entitled to terminate this Agreement pursuant to this Section 8.2(a)(iii)(A) until the earlier of September 30, 2013 and the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(B)	after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Target or Acquiror from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable;

(C)	if any Regulatory Authority shall have issued an order, decree or ruling permanently restraining or enjoining or otherwise prohibiting any of the transactions contemplated herein (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) which order, decree or ruling is final and non-appealable;

(D)	the Arrangement Resolution shall have failed to obtain the Target Securityholder Approval at the Target Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(E)	Acquiror elects not to match a Superior Proposal in accordance with the terms of Section 7.3, provided that if Target exercises this termination right, Target has concurrently paid Acquiror the Termination Payment in compliance with Section 8.3(a)(ii);

(iv)	by Acquiror, if:

(A)	the Target Board (i) withdraws its recommendation of the Arrangement, or (ii) amends, modifies or qualifies in a manner adverse to Acquiror its recommendation of the Arrangement, or (iii) fails to reaffirm its recommendation of the Arrangement within five calendar days (and in any case prior to the Target Meeting) after having been requested in writing by Acquiror to do so (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of three business days after receipt of the Acquisition Proposal, or beyond the date that is two business days prior to the date proxies in respect of the Target Meeting must be deposited shall be considered an adverse modification) (a “Change in Recommendation”);

(B)	the Target Board recommends or approves an Acquisition Proposal;

(C)	the Target Board has resolved to do any of the things referred to in subclauses (A)(i) or (ii), above;

(D)	Target is in breach or default of any of its obligations or covenants set out in Section 7.2 or 7.3;

(E)	any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(F)	the Target Meeting has not occurred on or before the Target Meeting Date, or such later date as Acquiror may specify in its sole discretion, provided that the right to terminate this Agreement pursuant to this Section 8.2(a)(iv)(F), shall not be available to Acquiror if the Target Meeting has not occurred on or before such date due to the failure by Acquiror to fulfil any obligation hereunder; or

(G)	the Target Board authorizes Target to enter into a binding written agreement relating to a Superior Proposal;

(v)	by Target, if:

(A)	Acquiror is required by any Governmental Authority, Securities Authority, the TSX or the NYSE MKT to call and hold a meeting of its shareholders to obtain their approval of the issuance of Acquiror Shares pursuant to the Arrangement or any other aspect of the Arrangement and the board of directors of Acquiror fails to approve or recommend that its shareholders vote in favour of the Arrangement or modifies, changes or qualifies its approval or recommendation in a manner that is adverse to Target;

(B)	the Target Board authorizes Target, subject to complying with the terms of this Agreement, to enter into a legally binding agreement with respect to a Superior Proposal; provided that concurrently with such termination, Target pays the Termination Payment to Acquiror in compliance with Section 8.3(a)(ii); or

(C)	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date.

(b)	A Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(a)(i)) shall give notice of such termination to the other Parties.

(c)	If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2(c) and Sections 7.4, 8.3, 10.3, 10.6 and 10.7 and the provisions of the Confidentiality Agreement (including the standstill provisions contained therein) shall survive any termination pursuant to Section 8.2; provided that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.

8.3	Termination Payment

(a)	Acquiror shall be entitled to be paid the Termination Payment upon the occurrence of any of the following events, which Target shall pay to Acquiror by wire transfer in immediately available funds to an account specified by Acquiror, within the time specified in respect of each such event:

(i)	this Agreement is terminated by Acquiror pursuant to Section 8.2(a)(iv)(A), 8.2(a)(iv)(B), 8.2(a)(iv)(C), 8.2(a)(iv)(D) or 8.2(a)(iv)(F), in which case Target shall pay the Termination Payment to Acquiror by 1:00 p.m. (Toronto time) on the first business day following such termination;

(ii)	this Agreement is terminated by Target pursuant to Section 8.2(a)(iii)(E) or 8.2(a)(v)(B) in which case Target shall pay the Termination Payment to Acquiror prior to or concurrently with such termination; or

(iii)	this Agreement is terminated by Acquiror pursuant to Section 8.2(a)(iii)(A), 8.2(a)(iii)(D) or 8.2(a)(iv)(F) and if, prior to the earlier of the termination of this Agreement and the Outside Date, the date of the Target Meeting or the specified date by which the Target Meeting is to be held, as applicable, an Acquisition Proposal, or the intention to make an Acquisition Proposal has been made to Target or publicly announced by any person (other than Acquiror or any affiliate of Acquiror) and within 12 months following such termination (i) an Acquisition Proposal is consummated, or (ii) Target and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Target Board approves or recommends, an Acquisition Proposal and such Acquisition Proposal is consummated any time thereafter, in which case Target shall pay the Termination Payment on the date such definitive agreement is entered into or the Target Board approves or recommends such Acquisition Proposal

(b)	Target shall be entitled to be paid the Termination Payment if Target terminates this Agreement pursuant to Section 8.2(a)(v)(A), in which case Acquiror shall pay the Termination Payment to Target by wire transfer in immediately available funds to an account specified by Target by 1:00 p.m. (Toronto time) on the first business day following such termination.

(c)	Each of the Parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 8.3 are payments of liquidated damages which are a genuine pre-estimate of the damages that the Party entitled to such payment will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of the Parties irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where a Party is entitled to a Termination Payment and such Termination Payment is paid in full, that Party shall be precluded from any other remedy against the other Party at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

(d)	Nothing in this Section 8.3 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

(e)	Nothing in this Section 8.3 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

(f)	In no event shall any Party be obligated to pay to another Party an amount in respect of the termination of this Agreement that is, in aggregate, greater than the Termination Payment.

ARTICLE 9—AMENDMENT AND WAIVER

9.1	Amendment

(a)	This Agreement and the Plan of Arrangement may be amended at any time and from time to time before or after the holding of the Target Meeting but not later than the Effective Time; provided that any such amendment: (i) is in writing and is agreed to in writing by the Parties; (ii) if required, is filed with the Court; and (iii) if made following the Target Meeting, is approved by the Court and, if and as required by the Court, communicated to Former Target Securityholders and/or consented to by Former Target Securityholders.

(b)	Any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(iii)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties; and/or

(iv)	waive compliance with or modify any mutual conditions precedent herein contained.

(c)	Any amendment made before the Target Meeting in accordance with this Section 9.1 may be made with or without any other prior notice or communication and, if accepted by the persons voting at the Target Meeting (other than as may be required under the Interim Order), shall become part of this Agreement and the Plan of Arrangement for all purposes.

9.2	Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 10—GENERAL PROVISIONS

10.1	Costs and Expenses

All costs and expenses of the Parties relating to the transactions contemplated herein, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses. Target represents and warrants to Acquiror that, with the exception of the Target Financial Advisors and their affiliates, the fees and expenses of which shall be the responsibility of Target, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the transactions contemplated herein based upon arrangements made by or on behalf of Target.

10.2	Notices

Any notice, consent, waiver, direction or other communication required or desired to be given under this Agreement by a Party (a “notice”) shall be in writing and may be given by facsimile transmission or by courier addressed to the party to which the notice is to be given at its address for service as provided below. Any notice shall, if couriered, be deemed to have been given and received on the date on which it was couriered to the address as provided below; provided that if such day is not a business day it will be deemed to have been given and received on the next day that is a business day, and if sent by facsimile transmission, be deemed to have been given and received on the day of receipt; provided that if such day is not a business day it will be deemed to have been given and received on the next day that is a business day, in each case provided that if the notice is actually received after 4:30 p.m. in the place of receipt on a business day, it shall be deemed to have been given and received on the next business day.

(a)	if to Acquiror:

Denison Mines Corp.

595 Bay Street

Suite 402

Toronto, Ontario M5G 2C2

Attention: Ron F. Hochstein, President and Chief Executive Officer

Fax: (416) 979-5893

With a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

Suite 2200, HSBC Building

885 West Georgia Street

Vancouver, British Columbia V6C 3E8

Attention: Gordon R. Chambers

Fax: (778) 776-1764

(b)	if to Target:

Fission Energy Corp.

700—1620 Dickson Avenue Kelowna, BC V1Y 9Y2

Attention: Devinder Randhawa, Chairman and Chief Executive Officer

Fax: (250) 868-8493

With a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP 595 Burrard Street

Suite 2600, Three Bentall Centre Vancouver BC V7X 1L3

Attention: Bob Wooder

Fax: (604) 631-3309

10.3	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof. The Parties hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the Courts of the Province of British Columbia for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against any Party to such Court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the Courts of the Province of British Columbia and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such Court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

10.4	Injunctive Relief

Subject to Section 8.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent any breach or threatened breach of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Such remedy will not be the exclusive remedy for a breach or threatened breach of this Agreement, but will be in addition to all other remedies available at law or equity to each of the Parties.

10.5	Time of Essence

Time shall be of the essence in this Agreement.

10.6	Entire Agreement, Binding Effect and Assignment

Acquiror may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a direct or indirect subsidiary of Acquiror, provided that if such assignment and/or assumption takes place, Acquiror shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto and the Target Disclosure Letter and the Acquiror Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

10.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.8	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement (including, without limitation, PDF), and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

10.9	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

[Remainder of this page is intentionally blank.]

IN WITNESS WHEREOF Acquiror and Target have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DENISON MINES CORP.

By:	/s/—Ron F. Hochstein
	Name:	Ron F. Hochstein
	Title:	President and Chief Executive Officer

FISSION ENERGY CORP.

By:	/s/—Ross McElroy

	Name:	Ross McElroy
	Title:	President and Chief Operating Officer

FISSION URANIUM CORP.

By:	/s/—Ross McElroy

	Name:	Ross McElroy
	Title:	President and Chief Operating Officer

SCHEDULE A

TO THE ARRANGEMENT AGREEMENT

Plan of Arrangement

Under Section 192 of the

Canada Business Corporations Act

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Plan of Arrangement:

(a)	“Acquiror” means Denison Mines Corp., a corporation incorporated under the laws of Ontario;

(b)	“Acquiror Shares” means the common shares in the authorized share capital of Acquiror;

(c)	“Acquiror Options” means the options to purchase Acquiror Shares pursuant to the Acquiror Option Plan;

(d)	“Acquiror Option Plan” means the share option plan of Acquiror, as amended, last approved by the shareholders of Acquiror on November 20, 2006;

(e)	“Arrangement” means an arrangement under section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement, the Plan of Arrangement, or at the direction of the Court in the Final Order;

(f)	“Arrangement Agreement” means the arrangement agreement between Target, Spinco and Acquiror dated March 7, 2013 to which this Plan of Arrangement is attached as Schedule A;

(g)	“Arrangement Resolution” means the special resolution of the Target Shareholders and Target Optionholders approving the Arrangement;

(h)	“Business Day” means any day that is not a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario, or Vancouver, British Columbia;

(i)	“Canadian Resident” means a beneficial owner of Target Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(j)	“CBCA” means the Canada Business Corporations Act R.S.C. 1985, c. C-44, as amended;

(k)	“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Section 192(7) of the CBCA;

(l)	“Consideration” means the consideration to be received by the Target Shareholders (other than a Dissenting Shareholder) pursuant to this Plan of Arrangement in consideration for their Target Class A Shares, consisting of both 0.355 of an Acquiror Share and a cash payment of $0.0001 for each Target Class A Share;

(m)	“Court” means the Supreme Court of British Columbia;

(n)	“Depositary” means any trust company, bank or financial institution agreed to in writing between Acquiror and Target for the purpose of, among other things, exchanging certificates representing Target Shares for Acquiror Shares in connection with the Arrangement;

(o)	“Dissent Rights” means the rights of dissent in respect to the Arrangement under the CBCA as described in Article 4;

(p)	“Dissenting Shareholder” means a registered Target Shareholder who duly exercises its Dissent Rights;

(q)	“Effective Date” means the date designated by Acquiror and Target by notice in writing as the date upon which all of the conditions to completion of the Arrangement as set forth in the Arrangement Agreement have been satisfied or waived and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the Parties hereto, each acting reasonably, which will be the date shown in the Certificate of Arrangement;

(r)	“Effective Time” means 12:01 a.m. (Vancouver Time) on the Effective Date or such other time on the Effective Date as may be agreed in writing by Target and Acquiror;

(s)	“Eligible Non-Resident” means a beneficial owner of Target Shares immediately prior to the Effective Time, who is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act, and whose Target Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act or a partnership any member of which is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act, and whose Target Shares are “taxable Canadian property” and not “treaty protected property”, in each case as defined in the Tax Act;

(t)	“Eligible Shareholder” means: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(u)	“Fair Market Value” with reference to:

(i)	an Acquiror Share means the amount that is the volume-weighted average price of the Acquiror Shares on the TSX over the twenty trading days before the Effective Date;

(ii)	a Target Class A Share means the amount that is the Fair Market Value of an Acquiror Share multiplied by 0.355; and

(iii)	a Spinco Share means the amount that is the volume-weighted average price of the Target Shares on the TSXV over the twenty trading days before the Effective Date minus the Fair Market Value of a Target Class A Share;

(v)	“Final Order” means the final order of the Court in form acceptable to Target, Acquiror and Spinco, each acting reasonably, approving the Arrangement, as such order may be amended by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(w)	“Former Target Optionholders” means holders of Target Options immediately prior to the Effective Time;

(x)	“Former Target Securityholders” means Former Target Shareholders and Former Target Optionholders;

(y)	“Former Target Shareholders” means the holders of Target Shares immediately prior to the Effective Time;

(z)	“In-The-Money Amount” in respect of a stock option means the amount, if any, by which the aggregate Fair Market Value at that time of the securities subject to the option exceeds the aggregate exercise price of the option;

(aa)	“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Target Meeting, as the same may be amended, supplemented or varied by the Court;

(bb)	“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the TSX and TSXV), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

(cc)	“Lien” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(dd)	“Notice of Dissent” means a notice given in respect of the Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(ee)	“Parties” means Target, Acquiror and Spinco, and “Party” means any of them;

(ff)	“Person” or “person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative, government (including any Governmental Entity, as such term is defined in the Arrangement Agreement) or any other entity, whether or not having legal status;

(gg)	“Plan of Arrangement” means this plan of arrangement, proposed under section 192 of the CBCA, and any amendments or variations hereto made in accordance herewith and Section 9.1 of the Arrangement Agreement or at the direction of the Court;

(hh)	“Replacement Acquiror Option” has the meaning set out in Section 3.1;

(ii)	“Replacement Spinco Option” has the meaning set out in Section 3.1;

(jj)	“Spinco” means Fission Uranium Corp., a corporation incorporated under the laws of Canada;

(kk)	“Spinco Options” means the options to purchase Spinco Shares pursuant to the Spinco Option Plan;

(ll)	“Spinco Option Plan” means the stock option plan of Spinco on substantially the same terms and conditions as the Target Option Plan;

(mm)	“Spinco Shares” means the common shares in the capital of Spinco;

(nn)	“Target” means Fission Energy Corp., a corporation incorporated under the laws of Canada;

(oo)	“Target Circular” means the notice of the Target Meeting and the accompanying management information circular, including all schedules thereto, to be sent to Target Securityholders and others in connection with the Target Meeting, together with any amendments or supplements thereto;

(pp)	“Target Class A Option” has the meaning set out in Section 3.1(e)(i);

(qq)	“Target Class A Shares” has the meaning ascribed thereto in Section 3.1(b) hereof;

(rr)	“Target Meeting” means the special meeting of the Target Shareholders and Target Optionholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and, if deemed advisable, approve, among other things, the Arrangement Resolution;

(ss)	“Target Options” means the issued and outstanding options to purchase Target Shares pursuant to the Target Option Plan or any predecessor plan of Target;

(tt)	“Target Optionholders” means the holders of Target Options;

(uu)	“Target Option Plan” means the stock option plan of Target approved by Target Shareholders June 7, 2012;

(vv)	“Target Securityholders” means, together, the Target Shareholders and the Target Optionholders;

(ww)	“Target Shareholders” means holders of Target Shares;

(xx)	“Target Shares” means the issued and outstanding common shares of Target and, following the exchange of the Target Shares for Target Class A Shares in accordance with this Plan of Arrangement, means the Target Class A Shares;

(yy)	“Target Warrants” means the issued and outstanding warrants to purchase Target Shares at varying exercise prices and with varying expiry dates;

(zz)	“Target Warrantholders” means the holders of Target Warrants;

(aaa)	“Target Warrant Certificates” means the certificates representing the Target Warrants listed in Schedule 3.1(g) to the Disclosure Letter, as that term is defined in the Arrangement Agreement;

(bbb)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(ccc)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(ddd)	“Taxes” means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada, Namibia, Peru and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties, fines or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties, fines and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being liable for another person’s Taxes as a transferee or successor, by contract or otherwise;

(eee)	“TSX” means the Toronto Stock Exchange; and

(fff)	“TSXV” means the TSX Venture Exchange.

1.2	Sections and Headings

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires, words importing the singular number shall include the plural and vice versa, and words importing gender shall include all genders.

1.4	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.5	Currency

Unless otherwise stated all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.6	Business Day

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7	Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.8	Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) Target; (ii) Acquiror; (iii) Spinco; (iv) all registered and beneficial Target Shareholders; (v) all registered Target Securityholders; and (vi) the Dissenting Shareholders.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms part of the Arrangement Agreement.

ARTICLE 3

THE ARRANGEMENT

3.1	The Arrangement

At the Effective Time, without any further act or formality, each of the events set out below shall occur and be deemed to occur in the following sequence and at the times specified below, unless specifically noted:

(a)	At the Effective Time, each Target Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Acquiror and Acquiror shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of each such holder shall be removed from the central securities register as a holder of Target Shares and such Target Shares so transferred to Acquiror shall thereupon be cancelled;

(b)	Five minutes following the Effective Time, the authorized capital of Target and its articles will be altered by creating an unlimited number of class A common shares without par value, which shall have attached thereto the right to two votes at all meetings of Target Shareholders, the right to dividends as and when declared by the directors of Target, which may be declared independently of dividends on the Target Shares, and the right to participate in the remaining assets of Target upon a winding up of Target (the “Target Class A Shares”);

(c)	Ten minutes following the Effective Time, the Spinco Option Plan will come into force;

(d)	Eleven minutes following the Effective Time, each Target Option shall be deemed to have been amended to provide that:

(i)	all Target Options that are unvested shall be vested as at the Effective Date; and

(ii)	no Target Options shall expire solely as a result of the holder thereof ceasing to be employed or engaged as a consultant, officer or director of Target and notwithstanding any such cessation all Target Options shall remain exercisable until their original Expiry Date.

(e)	Simultaneously with the step in Section 3.1(d) hereof, each Target Option held by a Target Optionholder that was outstanding at the Effective Time will be deemed to be exchanged for:

(i)	an option to purchase one Target Class A Share (a “Target Class A Option”) at an exercise price equal to the original exercise price of the Target Option multiplied by the Fair Market Value of one Target Class A Share divided by the total of the Fair Market Value of one Target Class A Share and the Fair Market Value of one Spinco Share at the Effective Date; and

(ii)	an option to purchase one Spinco Share (a “Replacement Spinco Option”) at an exercise price equal to the original exercise price of the Target Option multiplied by the Fair Market Value of a Spinco Share divided by the total of the Fair Market Value of one Target Class A Share and the Fair Market Value of one Spinco Share;

Except as otherwise provided in this Section 3.1, the term to expiry, conditions to and manner of exercising, and all other terms and conditions of a Target Class A Option or a Replacement Spinco Option, as the case may be, will be the same as the Target Option for which it is exchanged, and any document or agreement previously evidencing a Target Option shall thereafter evidence and be deemed to evidence such Target Class A Option or Replacement Spinco Option, as the case may be. It is intended that subsection 7(1.4) of the Tax Act apply to the above exchanges of Target Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Target Class A Option or a Replacement Spinco Option, as the case may be, will be increased such that the aggregate of the In-The-Money Amount of the Class A Target Option and the In-The-Money Amount of the Replacement Spinco Option immediately after the exchange does not exceed the In-The-Money Amount of the Target Option immediately before the exchange.

(f)	Twelve minutes following the Effective Time, for greater certainty the Target Options acquired pursuant to the exchange in Section 3.1(e) hereof shall be cancelled without payment;

(g)	Fifteen minutes following the Effective Time, Target shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act as follows, and in the following order:

(i)	each issued and outstanding Target Share, will be deemed to be exchanged for (A) one (1) Target Class A Share; and (B) one (1) Spinco Share;

(ii)	for greater certainty, the authorized but unissued Target Shares shall be cancelled and the authorized capital of Target shall be changed by deleting the Target Shares as a class of shares of Target;

(iii)	the amount added to the stated capital of the Target Class A Shares shall be the excess, if any, of (A) the paid-up capital (as that term is used for purposes of the Tax Act) of the Target Shares (other than Target Shares held by the Dissenting Shareholders) immediately prior to the Effective Time, less (B) the fair market value of the Spinco Shares distributed to Target Shareholders.

(h)	Twenty minutes following the Effective Time, Target will surrender the Spinco Share issued to Target on incorporation to Spinco for cancellation;

(i)	Thirty minutes following the Effective Time, all Target Class A Shares shall be transferred to Acquiror, free and clear of any Liens, and each holder thereof shall receive, in exchange therefor, the Consideration; and

(i)	each holder of the Target Class A Share shall cease to be the holder of such share and such holder’s name shall be removed from the central securities register of Target with respect to such shares; and

(ii)	Acquiror shall, and shall be deemed to be, the transferee of such share (free and clear of any Liens) and shall be entered in the central securities register of Target as the holder thereof;

(j)	Forty minutes following the Effective Time, each Target Class A Option held by a Target Optionholder will be exchanged for an option to purchase 0.355 of an Acquiror Share (a “Replacement Acquiror Option”) at an exercise price equal to the original exercise price of the Class A Target Option and each such Target Class A Option shall be cancelled. Except as otherwise provided in this Section 3.1, the term to expiry, conditions to and manner of exercising, and all other terms and conditions of a Replacement Acquiror Option, will be the same as the Class A Target Option for which it is exchanged, and any document or agreement previously evidencing a Class A Target Option shall thereafter evidence and be deemed to evidence such Replacement Acquiror Option. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Target Class A Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Acquiror Option will be increased such that the In-The-Money Amount of the Replacement Acquiror Option immediately after the exchange does not exceed the In-The-Money Amount of the Class A Target Option immediately before the exchange.

3.2	Post-Effective Time Procedure Regarding Section 85 Tax Election

(a)	An Eligible Shareholder whose Target Class A Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make a joint election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms, forms of which will be prepared and provided or made available to Eligible Shareholders by the Acquiror or its representatives, to an appointed representative, as directed by Acquiror, within 90 days after the Effective Date, duly completed with the details of the number of Target Class A Shares transferred and the applicable agreed amount for the purposes of such joint elections. Acquiror shall, within 90 days after receiving the completed joint election forms from an Eligible Shareholder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Shareholder, for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Neither Acquiror, Target nor any successor corporation shall be responsible for the proper completion of any joint election form, nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Shareholder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Acquiror or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so;

(b)	Upon receipt of a letter of transmittal in which an Eligible Shareholder has indicated that the Eligible Shareholder intends to make a Section 85 Election, Acquiror will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable) to the Eligible Shareholder.

3.3	Target Warrants

In accordance with the terms of the Target Warrant Certificates, each holder of a Target Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Target Warrant, in lieu of Target Shares to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of Acquiror Shares and Spinco Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Target Shares to which such holder would have been entitled if such holder had exercised such holder’s Target Warrants immediately prior to the Effective Time. Each Target Warrant shall continue to be governed by and be subject to the terms of the applicable Target Warrant Certificate.

Upon any exercise of a Target Warrant, Acquiror and Spinco shall issue the necessary number of Acquiror Shares and Spinco Shares needed to settle such exercise and the Acquiror shall promptly pay to Spinco, on receipt, a portion of the Target Warrant exercise price received from each exercising Target Warrantholder such that the Target Warrant exercise price is divided between Acquiror and Spinco as follows:

(a)	Acquiror shall receive a portion of the exercise price equal to the original exercise price of the Target Warrant multiplied by the Fair Market Value of a Target Class A Share divided by the total of the Fair Market Value of a Target Class A Share plus the Fair Market Value of one Spinco Share; and

(b)	Spinco shall receive a portion of the exercise price equal to the original exercise price of the Target Warrant multiplied by the Fair Market Value of a Spinco Share divided by the total of the Fair Market Value of a Target Class A Share plus the Fair Market Value of one Spinco Share.

The foregoing is subject to adjustment in accordance with the terms of the Target Warrants.

3.4	No Fractional Shares

No fractional Spinco Shares or Acquiror Shares will be issued. If a Target Shareholder would otherwise be entitled to a fractional Spinco Share or a Acquiror Share hereunder, the number of Spinco Shares or Acquiror Shares, as the case may be, issued to such Target Shareholder shall, without any additional compensation, be rounded down to the next lesser whole number of Spinco Shares or Acquiror Shares, as the case may be. In calculating such fractional interests, all Spinco Shares or all Acquiror Shares, as the case may be, registered in the name of or beneficially held by such Target Shareholder or their nominee shall be aggregated.

3.5	Fractional Cash Consideration

Any cash consideration owing to a Target Shareholder shall be rounded up to the next whole cent.

ARTICLE 4

RIGHTS OF DISSENT

4.1	Rights of Dissent

Notwithstanding Section 3.1 hereof, holders of the Target Shares may exercise rights of dissent (the “Dissent Rights”) in connection with the Arrangement pursuant to the Interim Order and the Final Order and in the manner set forth in Section 190 of the CBCA, provided that the written notice setting forth the objection of such registered Target Shareholders to the Arrangement and exercise of Dissent Rights must be received by Target not later than 5:00 p.m. (Vancouver Time) on the Business Day that is two Business Days before the Meeting or any date to which the Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Target Shares, which fair value, notwithstanding anything to the contrary contained in the CBCA, shall be determined immediately prior to the approval of the Arrangement Resolution, shall be deemed to have transferred their Target Shares to Acquiror as of the Effective Time in consideration for a debt claim against Acquiror to be paid the fair value of such Target Shares and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Target Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Target Shares.

4.2	Recognition of Dissenting Shareholders

In no circumstances shall Target or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those Target Shares in respect of which such rights are sought to be exercised. From and after the Effective Date, neither Target nor any other Person shall be required to recognize a Dissenting Shareholder as a shareholder of Target and the names of the Dissenting Shareholders shall be deleted from the register of holders of Target Shares previously maintained or caused to be maintained by Target.

ARTICLE 5

CERTIFICATES AND PAYMENTS

5.1	Target Class A Shares

Recognizing that the Target Shares shall be exchanged partially for Target Class A Shares pursuant to Section 3.1(g)(i), Target shall not issue share certificates representing the Target Class A Shares in replacement for outstanding share certificates representing the Target Shares and each certificate representing the outstanding Target Shares shall, as and from the time such exchange is effective, represent Target Class A Shares.

5.2	Spinco Share Certificates

As soon as practicable following the Effective Date, Spinco shall deliver or cause to be delivered to the Depositary certificates representing the Spinco Shares required to be issued to the registered Former Target Shareholders in accordance with the provisions Section 3.1(g)(i) hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Target Shareholders for distribution to such Former Target Shareholders in accordance with the provisions of Section 6.1(a) hereof.

5.3	Acquiror Share Certificates and Cash

Acquiror shall deliver or arrange to be delivered to the Depositary certificates representing the Acquiror Shares required to be issued to registered Former Target Shareholders and the requisite cash required to be paid to Former Target Shareholders in accordance with the provisions of Section 3.1(i) hereof, which certificates and cash shall be held by the Depositary as agent and nominee for such Former Target Shareholders for distribution to such Former Target Shareholders in accordance with the provisions of Section 6.1(a) hereof.

5.4	Withholding Rights

Acquiror and Target and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person pursuant to the Arrangement and from all dividends or other distributions otherwise payable to any Former Target Securityholders such amounts as Acquiror, Target or the Depositary may be required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Arrangement as having been paid to the person to whom such amounts would otherwise have been paid.

ARTICLE 6

DELIVERY OF SHARES

6.1	Delivery of Acquiror Shares and Spinco Shares

(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Target Shares, together with such other documents and instruments as would have been required to effect the transfer of the Target Shares formerly represented by such certificate under the CBCA and the articles of Target and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Acquiror Shares, a certificate representing the Spinco Shares and a cheque for the cash consideration that such holder is entitled to receive in accordance with Section 3.1 hereof.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 6.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Target Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Acquiror Shares, a certificate representing the Spinco Shares and the cash consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1 hereof.

6.2	Lost Certificates

If any certificate that immediately prior to the Effective Time represented one or more outstanding Target Shares that were exchanged for Acquiror Shares, Spinco Shares and the cash consideration in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver, in exchange for such lost, stolen or destroyed certificate, a certificate representing the Acquiror Shares, a certificate representing the Spinco Shares and a cheque in the amount of the cash consideration that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the holder to whom such delivery is to be made shall, as a condition precedent to such delivery, give a bond satisfactory to Acquiror, Spinco and the Depositary in such amount as Acquiror, Spinco and the Depositary may direct, or otherwise indemnify Acquiror, Spinco and the Depositary in a manner satisfactory to Acquiror, Spinco and the Depositary, against any claim that may be made against Acquiror, Spinco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed, and shall otherwise take such actions as may be required by the articles of Target.

6.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Acquiror Shares or Spinco Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Target Shares, unless and until the holder of such certificate shall have complied with the provisions of Section 6.1 or Section 6.2 hereof. Subject to applicable Law and to Section 6.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Acquiror Shares, a certificate representing the Spinco Shares and a cheque for the cash consideration to which such holder is entitled in accordance with Section 3.1 hereof, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Acquiror Shares or Spinco Shares.

6.4	Limitation and Proscription

To the extent that a Former Target Shareholder shall not have complied with the provisions of Section 6.1 or Section 6.2 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Acquiror Shares and Spinco Shares that such Former Target Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and:

(a)	the Depositary shall deliver the certificates representing such Acquiror Shares, together with the cash consideration to which such Former Target Shareholder was entitled, to Acquiror and Acquiror shall cancel such share certificates, and the interest of the Former Target Shareholder in such Acquiror Shares and the cash consideration to which it was entitled shall be terminated; and

(b)	the Depositary shall deliver the certificates representing such Spinco Shares to which such Former Target Shareholder was entitled to Spinco and Spinco shall cancel such share certificates, and the interest of the Former Target Shareholder in such Spinco Shares to which it was entitled shall be terminated, as of such final proscription date.

ARTICLE 7

AMENDMENT AND FURTHER ASSURANCES

7.1	Amendments to Plan of Arrangement

(a)	The Arrangement Agreement and the Plan of Arrangement may be amended at any time and from time to time before or after the holding of the Target Meeting but not later than the Effective Time; provided that any such amendment (i) is in writing and is agreed to in writing by the Parties; (ii) if required, is filed with the Court; and (iii) if made following the Target Meeting, is approved by the Court and, if and as required by the Court, is communicated to Former Target Securityholders and/or consented to by Former Target Securityholders.

(b)	Any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant to the Arrangement Agreement;

(iii)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement or waive or modify performance of any of the obligations of the Parties; and/or

(iv)	waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement.

(c)	Any amendment made before the Target Meeting in accordance with this Section may be made with or without any other prior notice or communication and, if accepted by the persons voting at the Target Meeting (other than as may be required under the Interim Order), shall become part of this Agreement and the Plan of Arrangement for all purposes.

7.2	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the time and in the manner set out in this Plan of Arrangement without any further act or formality, Target, Acquiror, and Spinco shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE B

TO THE ARRANGEMENT AGREEMENT

Arrangement Resolution

RESOLVED THAT:

1. The arrangement (as may be modified or amended, the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving Denison, the Corporation and Fission Uranium Corp. (“Spinco”), all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of the Corporation dated —, accompanying the notice of this meeting, is hereby authorized, approved and adopted;

2. The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving the Corporation and implementing the Arrangement, the full text of which is set out in Schedule A to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3. The arrangement agreement dated —, 2013 (the “Arrangement Agreement”) among Denison, the Corporation and Spinco, and all the transactions contemplated therein the actions of the directors of the Corporation in approving the Arrangement and the actions of the officers of the Corporation in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of the Corporation or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Corporation are hereby authorized and empowered, without further notice to, or approval of, the securityholders of the Corporation:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

B-1

5. Any one or more directors or officers of the Corporation is hereby authorized, for and on behalf and in the name of the Corporation, to execute and deliver, whether under corporate seal of the Corporation or not, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of the Corporation, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Corporation;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-2

SCHEDULE C

TO THE ARRANGEMENT AGREEMENT

Key Regulatory Approvals

Approval of the TSX Venture Exchange pursuant to Policy 5.3

Approval of the Toronto Stock Exchange for the issuance of the Acquiror Shares to be issued in connection with the Arrangement

Approval of the NYSE MKT of the listing of the Acquiror Shares to be issued in connection with the transaction

Approval of the Namibian Competition Commission

Granting by the Supreme Court of British Columbia of the Interim Order

Granting by the Supreme Court of British Columbia of the Final Order

C-1

SCHEDULE D TO

THE ARRANGEMENT AGREEMENT

Key Third Party Consents

1.	Notice of the Arrangement required to be provided by Target to [redacted].

D-1

SCHEDULE E

TO THE ARRANGEMENT AGREEMENT

Retained Properties

The properties commonly known by the names set out below and comprised of the permits set out beside each name and subject to the agreements with third parties set out beside each name:

Property	Mineral Disposition #’s	Third Party Agreements
Saskatchewan

1. Waterbury Lake	S-107359	1. [Redacted]

	S-107361	2. [Redacted]

	S-107362	3. [Redacted]

S-107363

S-107364

S-107365

S-107366

S-107367

S-107368

S-107370

S-107373

S-111276

S-111278

2. Waterbury North	S-111630

S-111631

S-111632

3. Waterbury West	S-112224

S-112225

Property	Mineral Disposition #’s	Third Party Agreements
4. Torwalt Lake	S-107372

5. Zoo Bay	S-110629

S-110630

6. Riou Lake	S-112500

S-112501

7. Davy Lake	S-110648

S-110989

S-110991

S-110994

S-110995

S-110997

S-110998

S-110999

8. Minor Bay	S-107806

S-107807

S-107808

S-107809

S-107810

S-107811

S-107813

S-111784

S-111785

S-112216

S-112502

S-112503

Property	Mineral Disposition #’s	Third Party Agreements
9. Waterfound	S-107118 S-107744 S-107745 S-107746	1. Joint Venture Agreement dated January 1, 2007 between Uranium One Inc. and Pitchstone Exploration Ltd.

10. Fisher	S-108177

11. Johnston Lake	S-107307 S-107691 S-107692 S-107701 S-112281 S-112297	1. Letter Agreement dated March 13, 2009 between Pitchstone Exploration Ltd. and Denison Mines Corp. regarding the Johnston Lake Property.

12. Gumboot	S-107700

13. Fireweed	S-107341

14. Darby	S-107083 S-107084 S-107085 S-107115 S-107116 S-107117 S-107305 S-107316 S-107599 S-111484	1. Joint Venture Agreement dated January 1, 2007 between Uranium One Inc. and Pitchstone Exploration Ltd.

Property	Mineral Disposition #’s	Third Party Agreements
15. Candle	S-104964

1.       Joint Venture Agreement dated December 13, 2010 between Pitchstone Exploration Ltd. and JCU (Canada) Exploration Company, Limited. 2. Joint Venture Agreement dated January 1, 2007 between Uranium One Inc. and Pitchstone Exploration Ltd.

16. Packrat	S-112160

17. Marten	S-110497 S-112161

1.       Letter Agreement dated March 11, 2009, and as amended by letter agreement dated March 31, 2010, between Pitchstone Exploration Ltd. and Japan Oil, Gas and Metals National Corporation regarding the Wolverine-Marten Joint Venture.

18. Black Bear	S-112348

S-112392

S-112393

S-112394

19. Wolverine	S-110496

1.       Letter Agreement dated March 11, 2009, and as amended by letter agreement dated March 31, 2010, between Pitchstone Exploration Ltd. and Japan Oil, Gas and Metals National Corporation regarding the Wolverine-Marten Joint Venture.

20. Richmond Lake	S-112504 S-112505

1.       Letter Agreement dated March 11, 2009, and as amended by letter agreement dated March 31, 2010, between Pitchstone Exploration Ltd. and Japan Oil, Gas and Metals National Corporation regarding the Wolverine-Marten Joint Venture.

21. Lynx	S-107315	1. Joint Venture Agreement dated January 1, 2007 between Uranium One Inc. and Pitchstone Exploration Ltd.

Property	Mineral Disposition #’s	Third Party Agreements
22. Moon Lake	S-107114 S-107314	1. Joint Venture Agreement dated January 1, 2007 between Uranium One Inc. and Pitchstone Exploration Ltd.

23. Duddridge Lake	S-108958

S-108959

S-108960

S-108961

S-108962

S-110836

Nunavut

1. Dismal Lake – PAT	F91901 F91902 F91903 F91904 F91905 F91906 F91907 F91908 F91909 F91910	Dismal Lake Joint Venture Agreement dated May 9, 2005 between Triex Minerals Corporation and Pitchstone Exploration Ltd., together with a letter agreement dated September 21, 2005.

Property	Mineral Disposition #’s	Third Party Agreements
2. Dismal Lake – UR	F84753 F89949 F89950 F89951 F89952 F89953 F89954 F89956 F89957 F89960 F89961 F89962 F89963 F89964	Dismal Lake Joint Venture Agreement dated May 9, 2005 between Triex Minerals Corporation and Pitchstone Exploration Ltd., together with a letter agreement dated September 21, 2005.

3. Kendall	F53509 F53510 F53511 F53512	1. Mining Claims Purchase Agreement dated July 22, 2006 between Aramis Ventures Inc. and Triex Minerals Corporation.

4. Mountain Lake	F88411 F88412 F88413 F88414 F88415 F88416 F88417	1. Mountain Lake Joint Venture Agreement dated May 9, 2005 between Triex Minerals Corporation and Pitchstone Exploration Ltd.

Property	Mineral Disposition #’s	Third Party Agreements
5. Mountain Lake – UR	F89934 F89935 F89936 F89937 F89938 F89939	Mountain Lake Joint Venture Agreement dated May 9, 2005 between Triex Minerals Corporation and Pitchstone Exploration Ltd.

F89940

F89941

F89942

F89943

F89944

F89945

F89946

F89947

F89965

F89966

F89967

F89968

F89969

F89970

F89971

F89972

F89973

F89974

F89975

F89976

Property	Mineral Disposition #’s	Third Party Agreements
	F89977

	F89978

	F89979

	F89980

	F89981

	F89982

	F89983

	F89984

	F89985

	F89986

	F89987

	F89988

	F89989

	F89990

	F89991

Quebec

1. Dieter	16999

	17000

	17001

	17002

	17003

	17004

	17005

Property	Mineral Disposition #’s	Third Party Agreements
17006

17007

17008

17009

17010

17011

17012

17013

17014

17015

17016

17017

17018

17019

17020

17021

17022

17023

17024

17025

17026

17027

17028

Property	Mineral Disposition #’s	Third Party Agreements
17029

17030

17031

17032

17033

17034

17035

17036

17037

17038

17039

17040

17041

17042

17043

17044

17045

17046

17047

17048

17049

17050

17051

Property	Mineral Disposition #’s	Third Party Agreements
17052

17053

17054

17055

17056

17057

17058

17059

17060

17061

17062

17063

17064

17065

17066

17067

17068

17069

17070

17071

17072

17073

17074

Property	Mineral Disposition #’s	Third Party Agreements
17075

17076

17077

17078

17079

17080

17081

17082

17083

17084

17085

17086

17087

17088

17089

17090

17091

17092

17093

17094

17095

17096

17097

Property	Mineral Disposition #’s	Third Party Agreements
17098

17099

17100

17101

17102

17103

17104

17105

17106

17107

17108

17109

17110

17111

17112

17113

17114

17115

17116

17117

17118

17119

17120

Property	Mineral Disposition #’s	Third Party Agreements
17121

17122

17123

17124

18450

18451

18452

18453

18454

18455

18456

18457

18458

18459

18460

18461

18462

18463

18464

18465

18466

18467

18468

Property	Mineral Disposition #’s	Third Party Agreements
18469

18470

18471

18472

18473

18474

18475

18476

18477

18478

18479

18480

18481

18482

18483

18484

18485

18486

18487

18488

18489

18490

18491

Property	Mineral Disposition #’s	Third Party Agreements
2014376

2014377

2014378

2014379

2014380

2014381

2014382

2014383

2014384

2014385

2014386

2014387

2014388

2014389

2014390

2014391

2014392

2014393

2014394

2014395

2014396

2014397

2014398

Property	Mineral Disposition #’s	Third Party Agreements
2014399

2014400

2014401

2014402

2014403

2014404

2014405

2014406

2014407

2014408

2014409

2014410

2014411

2014412

2014413

2014414

2014415

2014416

2014417

2014418

2014419

2014420

2118628

Property	Mineral Disposition #’s	Third Party Agreements
2118629

2118630

2118631

2118632

2118633

2118634

2118635

2118636

2118637

2118638

2118639

2118640

2118641

2118642

2118643

2118644

2118645

2118646

2118647

2118648

2118649

2118650

2118651

Property	Mineral Disposition #’s	Third Party Agreements
2118652

2118653

2118654

2118655

2118656

2118657

2118658

2118659

2118660

2118661

2118662

2118663

2118664

2118665

2118666

2118667

2118668

2118669

2118670

2118671

2118672

2118673

2118674

Property	Mineral Disposition #’s	Third Party Agreements
2118675

2118676

2118677

2118678

2118679

2118680

2118681

2118682

2118683

2118684

2118685

2118686

2118687

2118688

2118689

2118690

2118691

2118692

2118693

2118694

2118695

2118696

2118697

Property	Mineral Disposition #’s	Third Party Agreements
2118698

2155286

2155287

2155288

2155289

2155290

2155291

2155292

2155293

2155294

2155295

2155296

2155297

2155298

2155299

2155300

2155301

2155302

2155303

2155304

2155305

2155306

2155307

Property	Mineral Disposition #’s	Third Party Agreements
2155308

2155309

2155310

2155311

2155312

2155313

2155314

2155315

2155316

2155317

2155318

2155319

2155320

2155321

2155322

2155323

2155324

2155325

2155326

2155327

2155328

2155329

2155330

Property	Mineral Disposition #’s	Third Party Agreements
2155331

2155332

2155333

2155334

2155335

2155336

2155337

2155338

2155339

2155340

2155341

2155342

2155343

2155344

2155345

2155346

2155347

2155348

2155349

2155350

2155351

2155352

2155353

Property	Mineral Disposition #’s	Third Party Agreements
2155354

2155355

2155356

2155357

2155358

2155359

2155360

2155361

2155362

2155363

2155364

2155365

2155366

2155367

2155368

2155369

2155370

2155371

2155372

2155373

2155374

2155375

2155376

Property	Mineral Disposition #’s	Third Party Agreements
2155377

2155378

2155379

2155380

2155381

2155382

2155383

2155384

2155385

2155386

2155387

2155388

2155389

2155390

2155391

2155392

2155393

2155394

2155395

2155396

2155397

2155398

2155399

Property	Mineral Disposition #’s	Third Party Agreements
2155400

2155401

2155402

2155403

2155404

2155405

2155406

2155407

2155408

2155409

2277287

2277288

2277289

2277290

2277291

2277292

2277293

2277294

2277295

2277296

2277297

2277298

2277299

Property	Mineral Disposition #’s	Third Party Agreements
2277300

2277301

2277302

2277303

2277304

2277305

2277306

2277307

2277308

2277309

2277310

2277311

2277312

2277313

2277314

2277315

2277316

2277317

2277318

2277319

2277320

2277321

2277322

Property	Mineral Disposition #’s	Third Party Agreements
2277323

2277324

2277325

2277326

2277327

2277328

2277329

2277330

2277331

2277332

2277333

2277334

2277335

2277336

2277337

2277338

2277339

2277340

2277341

2277342

2277343

2277344

2277345

Property	Mineral Disposition #’s	Third Party Agreements
2277346

2277347

2277348

2277349

2277350

2277351

2277352

2277353

2277354

2277355

2277356

2277357

2277358

2277359

2277360

2277361

2277362

2277363

2277364

2277365

2277366

2277367

2277368

Property	Mineral Disposition #’s	Third Party Agreements
2277369

2277370

2277371

2277372

2277373

2277374

2277375

2277376

2277377

2277378

2277379

2277380

2277381

2277382

2277383

2277384

2277385

2277386

2277387

2277388

2277389

2277390

2277391

Property	Mineral Disposition #’s	Third Party Agreements
2277392

2277393

2277394

2277395

2277396

2277397

2277398

2277399

2277400

2277401

2277402

2277403

2277404

2277405

2277406

2277407

2277408

2277409

2277410

2277411

2277412

2277413

2277414

Property	Mineral Disposition #’s	Third Party Agreements
2277415

2277416

2277417

2277418

2277419

2277420

2277421

2277422

2277423

2277424

2277425

2277426

2277427

2277428

2277429

2277430

2277431

2277432

2277433

2309450

2309451

2309452

2309453

Property	Mineral Disposition #’s	Third Party Agreements
2309454

2309455

2309456

2309457

2309458

2309459

2309460

2309461

2309462

2309463

2309464

2309465

2309466

2309467

2309468

2309469

2309470

2309471

2309472

2309473

2309474

2309475

2309476

Property	Mineral Disposition #’s	Third Party Agreements
2309477

2309478

2309479

2309480

2309481

2309482

2309483

2309486

2309490

2309491

2309492

2309493

2309494

2309777

2309778

2309779

2309781

2309782

2309783

2309784

2309785

2309786

2309787

Property	Mineral Disposition #’s	Third Party Agreements
2309788

2309789

2309790

2309791

2309792

2309793

2309794

2309795

2309796

2309797

2309798

2309799

2309800

2309801

2309802

2309803

2309804

2309805

2309806

2309807

2309808

2309809

2309810

Property	Mineral Disposition #’s	Third Party Agreements
2309811

2309812

2309813

2309814

2309815

2309816

2309817

2309818

2309819

2309820

2309821

2309822

2309823

2309824

2309825

2309826

2309827

2309828

2309829

2309830

2309831

2309832

2309833

Property	Mineral Disposition #’s	Third Party Agreements
2309834

2309835

2309836

2309837

2309838

2309839

2309840

2309841

2309842

2309843

2309844

2309845

2309846

2309847

2309848

2309849

2309850

2309851

2309852

2309853

2309854

2309855

2309856

Property	Mineral Disposition #’s	Third Party Agreements
2309857

2309858

2309859

2309916

2309917

2309918

2309919

2309920

2309921

2309922

2310022

2310023

2310024

2310025

2310026

2310027

2310028

2310029

2310030

2310031

2310032

2310033

2310034

Property	Mineral Disposition #’s	Third Party Agreements
2310035

2310036

2310037

2310038

2310039

2310040

2310041

2310042

2310043

2310044

2310045

2310046

2310047

2310048

2310049

2310050

2310051

2310052

2310053

2310054

2310055

2310056

2310057

Property	Mineral Disposition #’s	Third Party Agreements
2310058

2310059

2310060

2310061

2310062

2310063

2310064

2310065

2310066

2310067

2310068

2310069

2310070

92312

92313

92314

92315

92316

92317

92318

92319

92320

92321

Property	Mineral Disposition #’s	Third Party Agreements
92322

92323

92324

92325

92326

92327

92328

92329

92330

92331

92332

92333

92334

92335

92336

92337

92338

92339

92340

92341

92342

92343

92344

Property	Mineral Disposition #’s	Third Party Agreements
92345

92346

92347

92348

92349

92350

92351

92352

92353

92354

92355

92356

92357

92358

92359

92360

92361

92362

92363

92364

92365

92366

92367

Property	Mineral Disposition #’s	Third Party Agreements
92368

92369

92370

92371

92372

92373

92374

92375

92376

92377

92378

92379

92380

92381

92382

92383

92384

92385

92386

92387

92388

92389

92390

Property	Mineral Disposition #’s	Third Party Agreements
92391

92392

92393

92394

92395

92396

92397

92398

92399

92400

92401

92402

92403

92404

92405

92406

92407

92408

92409

92410

92411

92412

92413

Property	Mineral Disposition #’s	Third Party Agreements
92414

92415

92416

92417

92418

92419

92420

92421

92422

92423

92424

92425

92426

92427

92428

92429

92430

92431

92432

92433

92434

92435

92436

Property	Mineral Disposition #’s	Third Party Agreements
92437

92438

92439

92440

92441

92442

92443

92444

92445

92446

92447

92448

92449

92450

92451

92452

92453

92454

92455

92456

92457

92458

92459

Property	Mineral Disposition #’s	Third Party Agreements
92460

92461

92462

92463

92464

92465

92466

92467

92468

92469

92470

92471

92472

92473

92474

92475

92476

92477

92478

92479

92480

92481

92482

Property	Mineral Disposition #’s	Third Party Agreements
92483

92484

92485

92486

92487

92488

92489

92490

92491

92492

92493

92494

92495

92496

92497

92498

92499

92500

92501

92502

92503

92504

92505

Property	Mineral Disposition #’s	Third Party Agreements
92506

92507

92508

92509

92510

92511

92512

92513

92514

92515

92516

92517

92518

92519

92520

92521

92522

92523

92524

92525

92526

92527

92528

Property	Mineral Disposition #’s	Third Party Agreements
92529

92530

92531

95066

95067

95068

95069

95070

95071

95072

95073

95074

95075

95076

95077

95078

95079

95080

Namibia

1. Dome	EPL 3516	1. [Redacted]

EPL 3517

EPL 3518

Property	Mineral Disposition #’s	Third Party Agreements
2. Kaoko	EPL 3553

1.      Letter Agreement dated January 18, 2007, as amended by letter agreement dated September 24, 2008, among Pitchstone Exploration Ltd., Manica Minerals Limited and Cheetah Minerals Exploration Ltd. regarding Namibian Licenses.

SCHEDULE F

TO THE ARRANGEMENT AGREEMENT

Spinco Properties

All of the right, title, interest and estate in all of the properties of Fission (including licenses, leases, rights of way, surface rights, easements, permits for the use of land, mineral claims, mineral exploration licences and other real property), other than the properties listed in Schedule E, including the properties commonly known by the names set out below and comprised of the permits set out beside each name and subject to the agreements with third parties set out beside each name:

Property	Permits	Third Party Agreements
Alberta

1. North Shore	Mineral Claims	None

1. 9304110427

2. 9304110428

3. 9304110429

4. 9304110430

5. 9304110431

6. 9305031026

7. 9305031029

8. 9305031030

9. 9305031031

10. 9305031035

11. 9305031036

12. 9305031037

13. 9305031038

14. 9305031041

15. 9305031043

Property	Permits	Third Party Agreements
16. 9305031044

17. 9305031046

18. 9305031047

19. 9305031048

20. 9305031173

21. 9305061030

22. 9305061031

23. 9305061032

24. 9305061033

25. 9305061034

26. 9305061035

27. 9308050865

28. 9309010684

Land Use Permits

1. MLP-070036

Peru

1. Macusani	Mineral Claims	None

1. 010021604

2. 010021704

3. 010074305

4. 010074403

5. 010074405

Property	Permits	Third Party Agreements
6. 010074503

7. 010074505

8. 010077805

9. 010077905

Saskatchewan

1. Clearwater West	Mineral Claims	None

1. MC00000066

2. MC00000067

3. MC00000068

2. Patterson Lake	Mineral Claims	None

1. S-107376

2. S-107426

3. S-107432

4. S-107433

5. S-107434

6. S-107435

7. S-107851

8. S-107852

9. S-107853

10. S-112223

Land Use Permits

1. 142

Property	Permits	Third Party Agreements
2. 12PA123

3. 12PA123

4. 12PA123

3. Patterson Lake South Joint	Mineral Claims	Joint Venture Agreement between Fission and ESO Uranium Inc. dated April 16, 2012
Venture
1. S-110707
2. S-110955
3. S-111375
4. S-111376
5. S-111377
6. S-111783
7. S-112217
8. S-112218

9. S-112219

10. S-112220

11. S-112221

12. S-112222

13. S-112282

14. S-112283

15. S-112284

16. S-112285

17. S-112370

Property	Permits	Third Party Agreements
Land Use Permits

1. 2254H

2. 11PA217

3. 11PA217

4. 11PA217

5. 145

6. 12PA114

7. 12PA114

8. 12PA114

SCHEDULE G

TO THE ARRANGEMENT AGREEMENT

Acquiror Loan Promissory Note

FROM:	Fission Energy Corp. (the “Issuer”)

TO:	Denison Mines Corp. (the “Holder”)

AMOUNT:	$ (the “Principal”)

DATE:	, 2013

1.	Indebtedness. For value received, the Issuer promises to pay on demand to, or to the order of, the Holder at 595 Bay Street, Suite 402, Toronto, ON, Canada, M5G 2C2, or at such other place as the Holder may designate, the Principal, together with interest and other monies that the Issuer may owe from time to time hereunder.

2.	Principal and Interest. The Principal shall be payable in full on the termination of the Arrangement Agreement dated March 7, 2013 between the Issuer and the Holder, by either party thereto for any reason at any time (the “Due Date”). Upon and after the Due Date and until the Principal is repaid in full, interest shall be calculated on the Principal outstanding at the rate of 5% per annum and calculated and compounded monthly (and both before and after default and judgment) and shall be payable upon demand.

3.	Prepayment. At any time prior to demand, the Issuer may, from time to time, prepay the Principal either in whole or in part and, in the case of prepayment in whole, all other moneys owing under this note shall also be paid.

4.	Application of Payments. The Holder shall apply any amount paid in satisfaction of any indebtedness under this note first against any accrued and unpaid interest and second against the outstanding Principal.

5.	Waiver. The Issuer waives presentment for payment, demand, protest, notice of any kind, and statutory days of grace in connection with this note. The Issuer agrees that it is not necessary for the Holder to first institute suit in order to enforce payment of this note. No waiver of satisfaction of a condition or non-performance of an obligation under this note is effective unless it is in writing and signed by the Holder. No waiver under this section affects the exercise of any other rights under this note.

6.	Expenses. At the Holder’s request, the Issuer shall pay all reasonable and necessary expenses incurred by the Holder from and after the Due Date (including the Holder’s reasonable legal expenses and other direct out-of-pocket expenses) in connection with the enforcement of the Holder’s rights under this note, together with interest after demand in accordance with section 2 above.

7.	Assignment. The Holder may assign all or any portion of its rights and obligations under this note from time to time to any other person without notice to or obtaining the prior written consent of the Issuer. The Issuer may not assign any of its rights or obligations under this note without the Holder’s prior written consent.

8.	Governing Law and Jurisdiction. The laws of British Columbia and the laws of Canada applicable in British Columbia, excluding any rule or principle of conflicts of law that may provide otherwise, govern this note. The parties irrevocably attorn to the jurisdiction of the courts of British Columbia, which will have non-exclusive jurisdiction over any matter arising out of this note.

9.	Severability. The invalidity or unenforceability of any particular provision of this note will not affect or limit the validity or enforceability of the remaining provisions.

10.	Further Assurances. The Issuer, at its expense and at the Holder’s request, shall sign (or cause to be signed) all further documents or do (or cause to be done) all further acts and provide all reasonable assurances as may reasonably be necessary or desirable to give effect to this note.

11.	No Set-Off. The Issuer shall not exercise any right of set-off in connection with amounts that may be owed to the Issuer from time to time as against any amounts that the Issuer may owe under this note.

12.	Binding Effect. This note enures to the benefit of and binds the parties’ respective successors and permitted assigns.

13.	Amendment. This note may only be amended by a written document signed by each of the parties.

14.	Counterparts. This note may be executed in separate counterparts each of which when so executed and delivered shall be deemed to be and shall be read as a single agreement. Execution of this note may be evidenced by way of a faxed or .pdf transmission of such party’s signature (which signature may be in separate counterparts), and such faxed or .pdf signature shall be deemed to constitute the original signature.

(signature page follows)

(signature page to Promissory Note)

The Issuer has executed this note.

FISSION ENERGY CORP.

By:
Name:
Title:

SCHEDULE H

TO THE ARRANGEMENT AGREEMENT

Spinco Purchase and Sale Agreement

THIS PURCHASE AND SALE AGREEMENT is dated effective the            day of                    , 2013.

BETWEEN:

FISSION ENERGY CORP., a corporation incorporated pursuant to the laws of Canada and having an office at 700-1620 Dickson Ave., Kelowna, British Columbia, V1Y 9Y2

(“Vendor”)

OF THE FIRST PART

AND:

FISSION URANIUM CORP., a corporation incorporated pursuant to the laws of Canada and having an office at 700-1620 Dickson Ave., Kelowna, British Columbia, V1Y 9Y2

(“Purchaser”)

OF THE SECOND PART

WHEREAS:

A. Pursuant to the Arrangement Agreement, the Vendor has agreed to, among other things, sell the Purchased Assets to the Purchaser and assign to the Purchaser all of the Assumed Liabilities and the Purchaser has agreed to purchase the Purchased Assets from the Vendor and assume all of the Assumed Liabilities as of the day prior to the Arrangement Effective Date, in accordance with and subject to the terms and conditions of this Agreement.

B. For Canadian federal and provincial tax purposes, the Parties will make a joint election pursuant to subsection 85(1) of the Tax Act and the similar provision under any applicable provincial tax statute and in accordance with this Agreement.

IN CONSIDERATION OF the mutual premises and covenants herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the Parties agree as follows:

1. DEFINITIONS

1.1 In this Agreement, capitalized terms used and not otherwise defined herein, have the meaning given to such terms in the Arrangement Agreement (as defined in Section 1.2 below).

1.2 In this Agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

(a)	“Agreement” means this Purchase and Sale Agreement together with all Schedules attached to this Agreement, including Schedules A, B, C, D and E;

(b)	“Approvals” means all Regulatory Consents and any other consents or approvals of third parties required to effectively complete the transactions contemplated by this Agreement;

(c)	“Arrangement Agreement” means the arrangement agreement dated as of March 7, 2013 between the Vendor, the Purchaser and Denison;

(d)	“Arrangement Effective Date” means the date upon which all of the conditions to completion of the Arrangement as set forth in the Arrangement Agreement have been satisfied or waived and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the parties thereto, each acting reasonably, which will be the date shown in the Certificate of Arrangement;

(e)	“ASRD” means the Government of Alberta Department of Environment and Sustainable Resource Development;

(f)	“Assignment and Assumption Agreement” means the assignment and assumption agreement to be entered into on the Closing Date between the Vendor and the Purchaser, evidencing the assignment to and the assumption by the Purchaser of all of the Assumed Liabilities, including the rights and obligations under the Contracts;

(g)	“Assumed Liabilities” means all liabilities and obligations of the Vendor as of the Closing Time in respect of the Purchased Assets or that arise under any Contract, the Environmental Liabilities relating to the Properties, the Employee Obligations, the Spinco Obligations and any Claims relating to the foregoing, but excluding the Excluded Liabilities;

(h)	“Assumed Spinco Liabilities” has the meaning ascribed thereto in the Arrangement Agreement;

(i)	“Assumption Agreement” means the assumption agreement to be entered into between the Vendor and the Purchaser on the Closing Date, evidencing the assignment to and the assumption by the Purchaser of the Assumed Spinco Liabilities;

(j)	“Bill of Sale” means the bill of sale to be entered into on the Closing Date, between the Vendor and the Purchaser, which effects the sale, conveyance, grant, transfer and assignment to the Purchaser of the Vendor’s interest in the Purchased Assets;

(k)	“Books and Records” means books, ledgers, files, lists, reports, plans, logs, deeds, surveys, correspondence, operating records and other data and information, including all data and information stored on computer-related or other electronic media, maintained with respect to the Purchased Assets, but for greater certainty shall only include duplicate copies of any business, financial, accounting or tax records of the Vendor with the original copies of such business, financial, accounting or tax records to remain with the Vendor;

(l)	“Claim” means any demand, action, cause of action, investigation, inquiry, suit, proceeding, claim, complaint, arbitration, charge, prosecution, assessment or reassessment, including any appeal or application for review, judgment, arbitration award, grievance, settlement or compromise;

(m)	“Closing” has the meaning assigned thereto in Section 12.1 of this Agreement;

(n)	“Closing Date” means the day prior to the Arrangement Effective Date, or such other date as may be agreed by the Parties;

(o)	“Closing Time” means 12:01 p.m. Vancouver time on the Closing Date or such other time on the Closing Date as may be agreed by the Parties;

(p)	“Contracts” means all agreements, understandings, undertakings, commitments, licences, or leases, whether written or oral, in respect of the Purchased Assets made by or to which the Vendor is a party or by which it is bound, including those Contracts listed in Schedule A attached hereto;

(q)	“Court” means the Supreme Court of British Columbia;

(r)	“Data” means all information, data and records, in whatever form, and all physical material, with respect solely to the title, ownership, mineral potential, geology and other attributes of the Properties and the exploration for, extraction and selling of minerals from the Properties and results of all work in connection therewith, including all data, records, reports, field notes, assay results, projections, geological models, results of geological, geophysical and geochemical surveys, sections, drill logs, calculations, maps, charts, photographs, samples and sample pulps, assay rejects, physical rock or soil samples, drill core, feasibility studies, financial projections, metallurgical studies, title documents and agreements, trade secrets, know-how, specifications and drawings;

(s)	“Denison” means Denison Mines Corp.;

(t)	“Employee Obligations” means all obligations with respect to the engagement or employment of all employees and directors of the Vendor Employees, including with respect to all notice of termination and severance pay in accordance with applicable Law (including employment standards), and contract, if applicable, and for all unpaid wages, accrued vacation pay, change of control, and other amounts owing to the Vendor Employees or directors of the Vendor up to the Closing Time whether or not payable after the Closing Time), and for all Claims of any nature or kind relating to employment or engagement by the Vendor up to the Closing Time, including for breach of contract or wrongful dismissal.

(u)	“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

(v)	“Environmental Liabilities” means, with respect to any person, all liabilities, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, (including punitive damages, property damages, consequential damages and treble damages), costs and expenses, fines, penalties and sanctions incurred as a result of, or related to, any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release whether on, at, in, under, from or about or in the vicinity of any real or personal property;

(w)	“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

(x)	“Excluded Assets” means the following:

(i)	the Vendor’s equity interests in Pitchstone Exploration Ltd.;

(ii)	subject to Section 14, all non-transferable Permits other than Alberta Mineral Exploration Camp Permit MLP-070036, which shall be cancelled prior to Closing;

(iii)	any and all contracts related to insurance;

(iv)	the Retained Properties;

(v)	the Physical Assets shown on Schedule C under the heading “Vendor”;

(vi)	the Retained Technical Information;

(vii)	the Retained Property Interests;

(viii)	all books and records relating to the Taxes of the Vendor;

(ix)	any rights of the Vendor arising under this Agreement; and

(x)	any entitlements relating to or arising out of Claims relating to the foregoing.

(y)	“Excluded Liabilities” means the Retained Liabilities, the Assumed Spinco Liabilities, any Claims relating to the Excluded Assets, and any liability, absolute or contingent, incurred, due or accruing due, whether before or after the Closing Time, in respect of the Excluded Assets or under any contract relating to the Excluded Assets and all obligations, absolute or contingent, arising from, or incidental to, the ownership or operation of, or in any way related to, the Excluded Assets;

(z)	“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange;

(aa)	“GST/HST” means goods and services tax/harmonized sales tax imposed under Part IX of the Excise Tax Act (Canada);

(bb)	“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined under any Environmental Law;

(cc)	“Jurisdictions” means Alberta, Saskatchewan and Peru;

(dd)	“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

(ee)	“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(ff)	“Losses” means any and all loss, liability, damage, cost, expense, charge, fine, penalty or assessment, interest charges, punitive damages, fines, penalties and reasonable professional fees and disbursements, including in connection with any Claim;

(gg)	“Non-Assignable Contract” has the meaning given thereto in Section 13.1;

(hh)	“Non-Assignable Permit” has the meaning given thereto in Section 14.1;

(ii)	“Party” means either of the Vendor or the Purchaser and their successors and permitted assigns and “Parties” means together, the Vendor and the Purchaser and their successors and permitted assigns;

(jj)	“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity held by the Vendor and related to the Purchased Assets, including those listed in Schedule B attached hereto;

(kk)	“Physical Assets” means the assets listed in Schedule C attached hereto;

(ll)	“Properties” means those mineral claims, interests in minerals and real property interests listed in Schedule D attached hereto and all rights appurtenant thereto;

(mm)	“Purchase Price” has the meaning given thereto in Section 2.2 of this Agreement;

(nn)	“Purchased Assets” means all of the rights, assets, privileges, benefits and property of whatever nature or kind and wherever situated, owned, or used by the Vendor or held by it, including the following properties, assets and rights:

(i)	the Properties;

(ii)	marketable securities;

(iii)	all amounts receivable;

(iv)	subject to the provisions of Section 13, the Contracts;
(v)	the Books and Records;

(vi)	the Data;

(vii)	the Physical Assets shown on Schedule C under the heading “Spinco”, including, for greater certainty, the Physical Assets located at 700-1620 Dickson Ave., Kelowna, British Columbia, V1Y 9Y2;

(viii)	subject the provisions of Section 14, the Permits;

(ix)	the Shares;

(x)	any entitlements relating to or arising out of Claims relating to the foregoing, excluding those in respect of the Excluded Assets or Excluded Liabilities;

but excluding the Excluded Assets;

(oo)	“Regulatory Consents” means all authorizations, clearances, consents, orders and approvals required to be obtained from any Governmental Entity in connection with the completion of the transactions contemplated hereby;

(pp)	“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

(qq)	“Retained Liabilities” has the meaning given thereto in the Arrangement Agreement;

(rr)	“Retained Properties” has the meaning given thereto in the Arrangement Agreement;

(ss)	“Retained Property Interests” has the meaning given thereto in the Arrangement Agreement;

(tt)	“Retained Technical Information” has the meaning given thereto in the Arrangement Agreement;

(uu)	“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

(vv)	“Shares” means all the shares registered and beneficially owned by the Vendor in the capital of each of Fission Energy Peru S.A.C. and Minera Peruran S.A.C., each a corporation incorporated under the Laws of Peru;

(ww)	“Spinco FMV” means the fair market value of Spinco, which the Parties have agreed is:

(i)	the product of: (a) the number of outstanding common shares of Vendor as of the Closing Date; and (b) the volume-weighted average price of the common shares of the Vendor on the TSX Venture Exchange over the twenty trading days before the Closing Date; minus,

(ii)	the product of: (a) the number of outstanding common shares of Vendor as of the Closing Date; and (b) 0.355 multiplied by the volume-weighted average price of the common shares of Denison on the Toronto Stock Exchange over the twenty trading days before the Closing Date;

(xx)	“Spinco Obligations” has the meaning given thereto in the Arrangement Agreement;

(yy)	“Spinco Consideration Shares” has the meaning given thereto in Section 2.2;

(zz)	“Spinco Shares” means the common shares in the capital of the Purchaser;

(aaa)	“Taxes” means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and installments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profit taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada, Peru, Namibia and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties, fines or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties, fines and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being liable for another person’s Taxes as a transferee or successor, by contract or otherwise;

(bbb)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time; and

(ccc)	“Vendor Employees” means all of the employees and directors of the Vendor as at the day of this Agreement, which will be dealt with by the Parties in accordance with the provisions of Section 16.

2.	PURCHASE AND SALE

2.1	Upon and subject to the terms and conditions of this Agreement, the Vendor hereby absolutely and irrevocably agrees to sell, convey, grant, transfer, assign and set over the Purchased Assets unto the Purchaser, and the Purchaser hereby agrees to acquire from the Vendor the Purchased Assets, on an “as is, where is basis” as provided in Section 10, as at and with effect as of the Closing Time.

2.2	The consideration payable by the Purchaser to the Vendor for the Purchased Assets (the “Purchase Price”) shall be equal to the aggregate of the fair market value of the Purchased Assets as of the close of business on the day before the Closing Date, which the Parties have agreed shall be determined in accordance with the following formula:

Purchase Price = A – B

Where:

A	=	Spinco FMV

B	=	The amount of the subscription calculated in Section 5.4(b)(ii) of the Arrangement Agreement.

2.3	The Purchase Price shall be paid and satisfied by the Purchaser on the Closing Date by the Purchaser allotting, issuing, delivering to and registering in the name of the Vendor, fully paid and non-assessable Spinco Shares without par value in the capital of the Purchaser, free and clear of all Liens (the “Spinco Consideration Shares”).

2.4	The Purchase Price shall be allocated among the Purchased Assets in the manner specified in Schedule E attached hereto. The Purchaser and the Vendor shall follow the allocations set out in Schedule E in determining and reporting their liabilities for any Taxes and, without limitation, shall file their respective Returns prepared in accordance with such allocations.

2.5	Notwithstanding any provision of this Agreement to the contrary, nothing herein shall be, or be deemed to be a transfer by the Vendor to the Purchaser of the Excluded Assets, or any interest therein.

3.	ASSUMPTION OF ASSUMED LIABILITIES

3.1	On the terms and subject to the conditions of this Agreement and the Assignment and Assumption Agreement, the Purchaser agrees, effective as at the Closing Time, to assume and be responsible for and thereafter honour, perform, discharge and pay as and when due the Assumed Liabilities.

3.2	In connection with the assumption of the Assumed Liabilities by the Purchaser and the covenants of the Purchaser set forth in Section 3.1, the Purchaser and the Vendor covenant and agree that, at the Closing Time, they will execute and deliver the Assignment and Assumption Agreement.

3.3	Notwithstanding any provision of this Agreement to the contrary, nothing herein shall be, or be deemed to be an assumption by the Purchaser of the Excluded Liabilities.

4.	SECTION 85 ELECTION

4.1	The Parties hereby acknowledge and agree that they will make a joint election under Section 85 of the Tax Act (and any similar provision under any applicable provincial tax statute) in respect of the transfer of the Purchased Assets and that, subject to Section 4.2, the “elected amount” in respect of each type of property for purposes of the Tax Act comprising the Purchased Assets will be the lowest amount permitted under Section 85 of the Tax Act in respect of each such type of property, unless the Parties agree otherwise. The Parties agree to execute the election forms, prior to the earliest of the filing dates for the election forms, and agree to file the elections on a timely basis.

4.2	If it is determined that Taxes would become due and payable by the Vendor as a combined result of (a) the Transfer of the Purchased Assets herein provided, and (b) the exchange of Spinco Shares pursuant to Section 3.1(g) of the Plan of Arrangement had the “elected amounts” been determined and used pursuant to such Section 3.1, then the elected amount will be increased in respect of the transfer of a “Canadian resource property” (as defined by the Tax Act) by the Vendor to the extent required to minimize the liability for Taxes due and payable by the Vendor.

5.	GST/HST ELECTION

5.1	At the Closing, the Vendor and the Purchaser shall jointly execute an election under Section 167 of the Excise Tax Act (Canada) to have the sale of the Purchased Assets herein provided take place on a GST/HST free basis under Part IX of the Excise Tax Act (Canada). The Purchaser shall file the election in the manner and within the time prescribed by the relevant legislation. Notwithstanding anything to the contrary in this Agreement, the Purchaser shall indemnify and hold the Vendor harmless in respect of any GST/HST, penalties, interest and other amounts which may be assessed against the Vendor as a result of the transactions under this Agreement not being eligible for such election or as a result of the Purchaser’s failure to file the election within the prescribed time.

6.	TRANSFER TAXES

6.1	Subject to Section 5.1, the Purchaser shall be liable for and shall pay any Taxes, including, federal, provincial or municipal sales, commodity or property/land transfer taxes, and registration or other filing fees in any Jurisdiction that are payable in connection with the transfer of the Purchased Assets herein provided by the Vendor to the Purchaser or that are imposed on the Purchaser as a matter of Law.

7.	REPRESENTATIONS AND WARRANTIES

7.1	The Vendor represents and warrants to and covenants to the Purchaser that as of the date of this Agreement:

(a)	the Vendor is a corporation existing under the laws of Canada and has the corporate power and capacity to enter into this Agreement and to perform its obligations hereunder; the Vendor is, and at the Closing Time will be, duly qualified, authorized or licensed to conduct its business and is in good standing under the Laws of each jurisdiction in which it conducts its business or owns or leases or has a right, title or interest in and to its assets and properties;

(b)	the Vendor has full corporate power and capacity to enter into this Agreement and this Agreement has been validly authorized, executed and delivered by the Vendor;

(c)	the Vendor has obtained all corporate authorizations for the execution of this Agreement and for the performance of this Agreement by it, and the entering into and the performance of this Agreement and the transactions contemplated herein will not result in the violation of any of the terms and provisions of the constating documents of the Vendor;

(d)	no Approval is required by the Vendor, or with respect to the Purchased Assets, in connection with (a) the Closing, (b) the execution and delivery by the Vendor of any of the closing documents to which it is a party or, (c) the observance and performance by the Vendor of its obligations under the closing documents to which it is a party, other than all required consents to assignment of the Contracts, and any Approvals that relate solely to Permits that require consent or approval to be transferred or assigned;

(e)	the Vendor is registered for GST/HST purposed under Part IX of the Excise Tax Act (Canada) and its registration number is 84968 9393 RT0001; and

(f)	the Vendor is not a non-resident of Canada for the purposes of the Tax Act.

7.2	The Purchaser represents and warrants to the Vendor that as of the date of this Agreement:

(a)	the Purchaser is a corporation existing under the laws of Canada and has the corporate power and capacity to enter into this Agreement and to perform its obligations hereunder; the Purchaser is, and at the Closing Time will be, duly qualified, authorized or licensed to conduct its business and is in good standing under the Laws of each jurisdiction in which it conducts its business or owns or leases or has a right, title or interest in and to its assets and properties;

(b)	the Purchaser has full corporate power and capacity to enter into this Agreement and this Agreement has been validly authorized, executed and delivered by the Purchaser;

(c)	the Purchaser has obtained all corporate authorizations for the execution of this Agreement and for the performance of this Agreement by it, and the entering into and the performance of this Agreement and the transactions contemplated herein will not result in the violation of any of the terms and provisions of the constating documents of the Purchaser, any shareholders’ or directors’ resolutions, or of any indenture, other material agreement, written or oral, to which the Purchaser may be bound or to which it may be subject, or any judgment, decree, order, rule or regulation of any court or administrative body by which the Purchaser is bound, or any statute or regulation applicable to the Purchaser;

(d)	no Approvals are required in connection with the completion by the Purchaser of the transactions contemplated by this Agreement;

(e)	the Purchaser is extra-provincially registered in the Provinces of Alberta and Saskatchewan, and is lawfully authorized to hold mineral claims and real property under the Laws of Alberta and Saskatchewan;

(f)	the Purchaser is lawfully authorized to hold securities or equity interests under the Laws of Peru;

(g)	as at the date hereof, the authorized capital of the Purchaser consists of an unlimited number of common shares, of which Spinco Shares are issued and outstanding;

(h)	upon their issuance, the Spinco Consideration Shares will be fully paid and non-assessable shares in the capital of the Purchaser, free and clear of all Liens; and

(i)	the Purchaser is registered for GST/HST purposes under Part IX of the Excise Tax Act (Canada), and its registration number is .

8.	SURVIVAL

8.1	All of the representations and warranties of the Vendor contained in this Agreement and in any other agreement or document delivered pursuant to this Agreement will survive until Closing, and shall not survive following Closing.

8.2	All of the representations and warranties of the Purchaser contained in this Agreement and in any other agreement or document delivered pursuant to this Agreement will survive Closing for a period of one (1) year.

9.	RELEASE AND INDEMNIFICATION

9.1	From and after the Closing, the Purchaser shall have no other rights or remedies for any breach of any representation or warranty of the Vendor set out in Section 7.1 and hereby releases the Vendor from and against any and all Claims, known or unknown, liquidated or un-liquidated, whether arising in tort, contract or under any local, provincial or federal statute or regulation whether implied or expressed, howsoever arising, which the Purchaser ever had, now has, can, shall or may hereafter have against the Vendor by any reason, act, cause, matter, or thing related to:

(a)	any breach of the Vendor’s representations and warranties set out in Section 7.1;

(b)	the ownership and/or operation of the Purchased Assets prior to the Closing Time;

(c)	the Assumed Liabilities.

9.2	Section 9.1 will remain in full force and effect in all circumstances and will not be terminated by any breach (fundamental, negligent or otherwise) by any Party of its covenants, representations or warranties in this Agreement or under any agreement or other document delivered pursuant to this Agreement, or by any termination or rescission of this Agreement.

9.3	From and after Closing, the Purchaser will indemnify and hold harmless the Vendor and the Vendor’s directors, officers, employees, agents and subsidiaries from and against all Losses suffered or incurred by such persons resulting from:

(a)	Claims relating to or arising from the holding by the Vendor, in trust, of the properties, rights and entitlements referred to in Section 13.2, in the manner set out in Section 13.2;

(b)	a breach of any covenant, representation or warranty of the Purchaser contained in this Agreement or any other ancillary agreement, document or instrument executed and delivered in connection with this Agreement;

(c)	the Purchased Assets, whether such Loss relates to an occurrence, event or state of affairs before, on or after the Closing Time, and includes any work, including exploration programs, conducted with respect to any of the Properties at any time;

(d)	any Loss as a result of any obligation arising from any Permit, registration, submission, plan, proposal or filing transferred to the Purchaser, whether or not the relevant official, agency or authority has confirmed the transfer of such Permit, registration, submission, plan, proposal or filing to the Purchaser;

(e)	any Loss suffered or incurred before on or after the Closing Time in respect of Environmental Liabilities relating to the Properties;

(f)	the termination of engagement or employment of the employees and directors of the Vendor as of the Closing Time, including with respect to any severance, change of control or other obligations;

(g)	any Loss as a result of, in respect of, or arising out of the Assumed Liabilities, and any Loss as a result of, in respect of or arising out of any circumstances, occurrence, activity, event or state of affairs conducted in, under or in connection with the Purchased Assets on or after the Closing Date.

9.4	The obligations of the Purchaser in Section 9.3 shall survive the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

10.	“AS IS, WHERE IS” PURCHASE

10.1	The Purchaser hereby acknowledges and agrees with and to the Vendor (it being acknowledged that the Vendor is relying on such acknowledgements and agreements in entering into this Agreement) as follows:

(a)	by virtue of the experience and sophistication of its management and its knowledge of, and familiarity with, the Purchased Assets, the Purchaser is fully informed with respect to the Purchased Assets and is capable of evaluating the merits and risks of the purchase by it of the Vendor’s interest in and to the Purchased Assets;

(b)	no representations or warranties of any nature or any kind, have been made or will be made by the Vendor, or anyone acting on behalf of the Vendor, whether before or after the Closing Date, with respect to the Purchased Assets, to or for the befit of the Purchaser, and except as expressly provided in Section 7.1 hereof, the Purchased Assets are being purchased on an “as is, where is” basis;

(c)	the Purchaser is relying solely on its own due diligence, searches, inspections and investigations in purchasing the Purchased Assets; and

(d)	without limiting the generality of the foregoing, the description of certain of the Purchased Assets contained in the Schedules hereto is for the purpose of identification only; and that no representation, warranty or condition has or will be given by the Vendor or any other party concerning the completeness or the accuracy of such descriptions.

11.	MUTUAL CONDITIONS PRECEDENT

11.1	Notwithstanding anything herein contained, the obligations of the Parties to complete the transactions provided for herein is subject to the following conditions:

(a)	the Arrangement Agreement being in full force and effect as at the Closing Time; and

(b)	the execution and delivery by the Parties on the Closing Date of the Assumption Agreement.

12.	CLOSING

12.1	The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the Closing Time on the Closing Date.

12.2	At Closing, the Vendor shall deliver or cause to be delivered to the Purchaser the following documents:

(a)	a certified copy of the resolutions of the board of directors of the Vendor approving the Transfer of the Purchased Assets and all transactions associated therewith;

(b)	a certified excerpt of the by-laws of the Vendor designating the authorized signatories and confirming their authority to sign;

(c)	an executed notice from the Vendor to the ASRD terminating Miscellaneous Permit MLP 070036, as more particularly described in Schedule “A” attached hereto;

(d)	executed transfer requests for the Properties that are located in Saskatchewan and Alberta using either the electronic transfer system used by the ASRD or the electronic Mineral Administration Registry System used by the Government of Saskatchewan, as applicable;

(e)	executed letters to the Land Management North division of the Government of Saskatchewan’s Ministry of Environment, requesting the transfer of all Permits that are located in Saskatchewan;

(f)	a clearance certificate issued by the Saskatchewan Ministry of Finance indicating all PST collected or required to be collected in connection with the Purchased Assets has been paid;

(g)	all Books and Records;

(h)	the election referred to in Section 5.1;

(i)	the executed Bill of Sale;

(j)	the executed Assignment and Assumption Agreement; and

(k)	all such other assurances, consents, agreements, documents and instruments as have been reasonably required by the Purchaser to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Purchaser, acting reasonably.

12.3	At Closing, the Purchaser shall deliver or cause to be delivered to the Vendor the following documents and payments:

(a)	applicable certificates evidencing the extra provincial registration of the Purchaser in the Provinces of Alberta, British Columbia and Saskatchewan;

(b)	a certified copy of the resolutions of the board of directors of the Purchaser approving the acquisition of the Purchased Assets and all transactions associated therewith;

(c)	a certified excerpt of the by-laws of the Purchaser designating the authorized signatories and confirming their authority to sign;

(d)	the election referred to in Section 5.1;

(e)	a share certificate representing the Spinco Consideration Shares registered in the name of the Vendor;

(f)	the executed Bill of Sale;

(g)	the executed Assignment and Assumption Agreement;

(h)	favorable opinion of the Purchaser’s local counsel in Peru in a form satisfactory to the Vendor, acting reasonably, to the effect that the Shares have been duly and effectively transferred by the Vendor to the Purchaser in accordance with the Laws of Peru; and

(i)	all such other assurances, consents, agreements, documents and instruments as have been reasonably required by the Vendor to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Vendor, acting reasonably.

13.	ASSIGNMENT OF CONTRACTS

13.1	Consents to Non-Assignable Contracts. To the extent that, at the Closing Time, the rights under any Contract (by novation, assignment or otherwise) cannot be conveyed to the Purchaser on Closing because the consent of a third party is required in order to assign that Contract, unless the Parties otherwise mutually agree, the Vendor and the Purchaser shall use their best efforts to ensure that consents to the assignment of such Contract (the “Non-Assignable Contract”) to the Purchaser are obtained prior to the Closing Time. Such efforts shall include, but shall not be limited to, sending to any third party who is a party to such Contract, a form of agreement pursuant to which, among other things, (i) the Vendor shall assign its right, title and interest in or to such Non-Assignable Contract to the Purchaser, (ii) the relevant third party shall agree to release the Vendor from all obligations and liabilities arising under such Non-Assignable Contract, (iii) the Purchaser shall become a party to such Non-Assignable Contract by way of novation or assignment, and (iv) the Purchaser shall agree to perform its obligations under each of such Non-Assignable Contracts. If such consents are not obtained prior to the Closing Time, the Vendor and the Purchaser shall continue to use their best efforts to obtain such consents following the Closing Time. Notwithstanding any provision herein to the contrary, the obtaining of such consents is not a condition precedent to Closing in favour of any Party.

13.2	Economic Benefit of Contracts. Until such time as such Non-Assignable Contracts have been assigned to the Purchaser, the Vendor shall continue to hold such Non-Assignable Contracts as bare trustee for the sole benefit of the Purchaser and to provide the benefit of such Non-Assignable Contracts to the Purchaser provided that the Purchaser fully performs and discharges all obligations of the Vendor under the Non-Assignable Contract as contemplated in the Assignment and Assumption Agreement. If, at any time, the Purchaser shall cease to have the benefit of any Non-Assignable Contract for any reason other than the failure or alleged failure of the Purchaser to fully perform the obligations of the Vendor under such Non-Assignable Contract, from and after such time the Purchaser shall no longer be required under this Agreement or the Assignment and Assumption Agreement to perform or discharge the obligations of the Vendor under such Non-Assignable Contract and in those circumstances, notwithstanding anything to the contrary contained in this Agreement, the Vendor shall make no complaint nor request any recompense with respect to such non-compliance and non-discharge of obligations.

14.	PERMITS.

14.1	Consents to Non-Assignable Permits. To the extent that the rights under any Permit, other than Alberta Mineral Exploration Camp Permit MLP-070036, which shall be cancelled prior to closing, cannot be conveyed to the Purchaser on Closing without prior Approval, the Vendor and the Purchaser shall use their best efforts to ensure that consents or approvals to the assignment of such permit (the “Non-Assignable Permit”) to the Purchaser are obtained prior to the Closing Time. Notwithstanding any provision to the contrary, the obtaining of such Approvals is not a condition precedent to Closing in favour of any Party.

14.2	Post-Closing Efforts. If such Approvals are not obtained prior to the Closing Time, the Vendor and the Purchaser shall continue to use their best efforts to obtain such Approvals following Closing.

14.3	Economic Benefit of Permits. Until such time as such Non-Assignable Permits have been assigned to the Purchaser, to the greatest extent permitted by applicable Law, the Vendor shall continue to hold such Non-Assignable Permits in trust for the sole benefit of the Purchaser and to provide the benefit of such Non-Assignable Permits to the Purchaser provided that the Purchaser fully performs and discharges all obligations of the Vendor under the Non-Assignable Permits.

14.4	Assumption of Related Liabilities. To the greatest extent permitted by applicable Law, all liabilities associated with all Permits issued by, and registrations, submissions and filings made with, Governmental Entities in respect thereof, including all plans and proposals for the reclamation, rehabilitation, closure and post-closure restoration of the Properties shall be deemed to be transferred absolutely and unconditionally to the Purchaser as of the Closing Date. The Vendor shall use its best efforts to notify and confirm with all relevant officials, agencies and authorities the transfer of such liabilities and the Purchaser shall cooperate with the Vendor in connection with such notification.

15.	POST-CLOSING COVENANTS

15.1	The Vendor and the Purchaser will as soon as practical after the Closing Time and in any event prior to April 30, 2013, execute and file all such documents with the appropriate authorities in the Jurisdictions and perform such acts and do such things as is necessary to effectively transfer legal title in and to the Purchased Assets, and register such legal interest in and to the Purchased Assets, with the appropriate authorities in the Jurisdictions.

15.2	For a period of six years from the Closing Date, or for such other period as is required by applicable Law, the Purchaser shall maintain and make available the Books and Records relating to the Purchased Assets for the period of time that the Purchased Assets were held, directly or indirectly, by the Vendor for inspection and copying, for the sole purpose of enabling the Vendor to respond to enquiries or demands from governmental or regulatory authorities, by representatives of the Vendor and its professional advisors during working hours on reasonable advance notice and such undertaking as to confidentiality as the Purchaser may reasonably require being given.

15.3	The parties agree that if Vendor receives after closing of this Agreement an amount in respect of an account receivable or accrued interest that has been transferred to Purchaser pursuant to this Agreement, such amount is received by Vendor on behalf of Purchaser, and Vendor shall forthwith pay that amount to Purchaser together with any relevant details it may have.

15.4	The Purchaser shall use its commercially reasonable efforts from time to time after the Closing Date to obtain from the other parties thereto releases of the Vendor from its obligations and liabilities under any Contracts or commitments that are part of the Purchased Assets.

15.5	From and after the Closing Date, the Purchaser shall be responsible for all insurance coverage in relation to the Purchased Assets.

15.6	The Purchaser shall be responsible for promptly procuring any permits, licenses, approvals or other authorizations necessary for the Purchaser to own, occupy, and operate the Purchased Assets after the Closing Date.

15.7	All of the covenants contained in this Agreement, including this Section 15, and in any other agreement or document delivered pursuant to this Agreement, will survive the Closing.

16.	EMPLOYEES

16.1	Effective on the Closing Date, the Vendor shall terminate the employment of all Vendor Employees as of the Closing Time and the Purchaser shall either offer employment to all Vendor Employees, with effect from and after the Closing Time, on terms that are substantially the same to the Vendor Employees’ current employment with Vendor or make arrangements for the payment of severance to such employees, such severance obligations to be assumed by and be the responsibility of the Purchaser as part of the Employee Obligations. From and after the Closing Date, the Purchaser shall assume and be responsible for all Employee Obligations.

17.	ARRANGEMENT AGREEMENT

17.1	The Parties agree and acknowledge that nothing contained in this Agreement in any manner or respects limits, amends, modify or terminates any of the provisions of the Arrangement Agreement and further agree and acknowledge that any and all of the provisions of the Arrangement Agreement relating to or in connection with the transactions contemplated by this Agreement, including for greater certainty, those provisions relating to Taxes or Tax matters and indemnities are hereby ratified and confirmed, are hereby incorporated by reference and shall apply to the Parties and to this Agreement mutatis mutandis.

18.	NOTICES

18.1	Any notice, consent, waiver, direction or other communication required or desired to be given under this Agreement by a Party (a “notice”) shall be in writing and may be given by facsimile transmission or by courier addressed to the party to which the notice is to be given at its address for service as provided below.

(a)	If to the Vendor at:

Vendor c/o Denison Mines Corp.

595 Bay Street, Suite 402

Toronto, Ontario

M5G 2C2

Attention:     Ron F. Hochstein, President and Chief Executive Officer

Facsimile:     (416) 979-5893

(b)	If to the Purchaser at:

700-1620 Dickson Ave.

Kelowna, British Columbia

V1Y 9Y2

Attention:     Devinder Randhawa, Chairman and Chief Executive Officer

Facsimile:     (250) 868-8493

Any notice shall, if couriered, be deemed to have been given and received on the date on which it was couriered to the address as provided below; provided that if such day is not a business day in the place of receipt, it will be deemed to have been given and received on the next day that is a business day, and if sent by facsimile transmission, be deemed to have been given and received on the day of receipt; provided that if such day is not a business day in the place of receipt, it will be deemed to have been given and received on the next day that is a business day, in each case provided that if the notice is actually received after 4:30 p.m. in the place of receipt on a business day, it shall be deemed to have been given and received on the next business day.

19.	GENERAL

19.1	In the event of any conflict between the Arrangement Agreement and this Agreement, this Agreement shall prevail.

19.2	Neither this Agreement nor any right or obligation under this Agreement may be assigned by either Party without the prior written consent of the other Party.

19.3	No amendment or interpretation of this Agreement shall be binding upon the Parties hereto unless such amendment or interpretation is in written form executed by all of the Parties to this Agreement.

19.4	The Parties will promptly upon request do all such things, and execute or cause to be executed all such documents, deeds, conveyances and other instruments of further assurance, which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interests from time to time of the Parties in the Purchased Assets.

19.5	This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns, subject to the conditions hereof.

19.6	This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

19.7	If any term or provision in this Agreement shall be held to be illegal or unenforceable in whole or in part, under any enactment or rule of law, such term or provision or part shall to that extent, be deemed not to form part of this Agreement but the validity and enforceability of the remainder of the Agreement shall not be affected.

19.8	The words “herein”, “hereof”, and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Part, clause, subclause or other subdivision or Exhibit.

19.9	Where the word “including” is used in this Agreement, it means “including (or includes) without limitation”.

19.10	The headings are for convenience only, do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any of its provisions.

19.11	A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

19.12	Time is of the essence in the performance of this Agreement.

19.13	Subject to the limitations contained in this Agreement, the failure of a Party to require performance of any provision hereof shall not affect its right at a later time to enforce the same. No waiver by a Party of any term, covenant, representation or warranty contained herein shall be effective unless in writing. No such waiver in any one instance shall be deemed a further or continuing waiver of any such term, covenant, representation or warranty in any other instance.

19.14	This Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such counterpart agreement or facsimile so executed are deemed to be an original and such counterparts and facsimile copies together will constitute one and the same instrument.

19.15	Each person signing this Agreement as an authorized officer of a party hereby represents and warrants that he or she is duly authorized to sign this Agreement for that party and that this Agreement will, upon having been so executed, be binding on that party in accordance with its terms.

[signature page to follow]

IN WITNESS WHEREOF the Parties hereto have duly executed this Agreement as of the day and year first above written.

FISSION ENERGY CORP.

Per:
Authorized Signatory
Name:
Title:

FISSION URANIUM CORP.

Per:
Authorized Signatory
Name:
Title:

SCHEDULE A

CONTRACTS

1.	Joint venture agreement dated as of April 16, 2012, between the Vendor and ESO Uranium Corp. (now Alpha Minerals Inc.).

SCHEDULE B

PERMITS

1.	The land use permits identified in Schedule D attached hereto.

SCHEDULE C PHYSICAL ASSETS

SCHEDULE D

PROPERTIES

1.	Patterson Lake South Property located in Saskatchewan, and which are the subject of the joint venture agreement dated as of April 16, 2012, between the Vendor and ESO Uranium Corp. (now Alpha Minerals Inc.).

Mineral Claims

Disposition Number	NTS1	NTS2	Type of Asset	Percentage Interest	Good To Date	Status	Area (ha)
S-110707	074F11		Mineral Claim	50% Legal 50% Beneficial	24-Jun-15	Good	812.00
S-110955	074F11		Mineral Claim	50% Legal 50% Beneficial	27-Aug-15	Good	1,327.00
S-111375	074F11		Mineral Claim	50% Legal 50% Beneficial	9-Sept-16	Good	2,493.00
S-111376	074F11		Mineral Claim	50% Legal 50% Beneficial	9-Sept-15	Good	3,310.00
S-111377	074F11		Mineral Claim	50% Legal 50% Beneficial	9-Sept-16	Good	1,645.00
S-111783	074F11		Mineral Claim	50% Legal 50% Beneficial	27-Jul-15	Good	1,004.00
S-112217	074F11		Mineral Claim	50% Legal 50% Beneficial	11-Mar-14	Good	1,202.00
S-112218	074F11		Mineral Claim	50% Legal 50% Beneficial	11-Mar-14	Good	1,299.00

S-112219	074F11	074F12	Mineral Claim	50% Legal 50% Beneficial	11-Mar-14	Good	987.00
S-112220	074F11		Mineral Claim	50% Legal 50% Beneficial	11-Mar-14	Good	1,218.00
S-112221	074F11		Mineral Claim	50% Legal 50% Beneficial	11-Mar-14	Good	2,621.00
S-112222	074F11		Mineral Claim	50% Legal 50% Beneficial	11-Mar-14	Good	846.00
S-112282	074F11	074F12	Mineral Claim	50% Legal 50% Beneficial	18-Sept-15	Good	3,789.00
S-112283	074F11		Mineral Claim	50% Legal 50% Beneficial	18-Sept-16	Good	1,003.00
S-112284	074F11		Mineral Claim	50% Legal 50% Beneficial	18-Sept-15	Good	2,021.00
S-112285	074F11		Mineral Claim	50% Legal 50% Beneficial	18-Sept-13	Good	5,404.00
S-112370	074F11		Mineral Claim	50% Legal 50% Beneficial	19-Feb-16	Good	58.00

Land Use Permits

Permit Number	Permit Type	Type of Asset	Percentage Interest	Good To Date	Status
2254H	Forest Product Permit	Land Use Permit	0% Legal 50% Beneficial	30-Apr-13	Good
11PA217	Exploration Permit	Land Use Permit	100% Legal 50% Beneficial	30-Apr-13	Good
11PA217	Aquatic Habitat Protection Permit	Land Use Permit	100% Legal 50% Beneficial	30-Apr-13	Good
11PA217	Temporary Work Camp Permit	Land Use Permit	100% Legal 50% Beneficial	20-Nov-13	Good
145	Forest Product Permit	Land Use Permit	100% Legal 50% Beneficial	30-Apr-13	Good
12PA114	Exploration Permit	Land Use Permit	100% Legal 50% Beneficial	30-Apr-13	Good
12PA114	Aquatic Habitat Protection Permit	Land Use Permit	100% Legal 50% Beneficial	30-Apr-13	Good
12PA114	Temporary Work Camp Permit (Patterson Lake South camp)	Land Use Permit	100% Legal 50% Beneficial	30-Apr-13	Good

2.	North Shore Property located in Alberta.

Mineral Claims

Disposition Number	Type of Asset	Percentage Interest	Good To Date	Status	Area (ha)
9304110427	Mineral Claim	100% Legal 100% Beneficial	17-Nov-20	Good	2,048.00
9304110428	Mineral Claim	100% Legal 100% Beneficial	17-Nov-20	Good	3,584.00
9304110429	Mineral Claim	100% Legal 100% Beneficial	17-Nov-20	Good	5,791.00
9304110430	Mineral Claim	100% Legal 100% Beneficial	17-Nov-20	Good	4,544.00
9304110431	Mineral Claim	100% Legal 100% Beneficial	17-Nov-20	Good	496.00
9305031026	Mineral Claim	100% Legal 100% Beneficial	09-Mar-21	Good	3,840.00
9305031029	Mineral Claim	100% Legal 100% Beneficial	09-Mar-21	Good	5,120.00
9305031030	Mineral Claim	100% Legal 100% Beneficial	09-Mar-21	Good	1,024.00
9305031031	Mineral Claim	100% Legal 100% Beneficial	09-Mar-21	Good	4,096.00
9305031035	Mineral Claim	100% Legal 100% Beneficial	09-Mar-21	Good	640.00
9305031036	Mineral Claim	100% Legal 100% Beneficial	09-Mar-21	Good	640.00
9305031037	Mineral Claim	100% Legal 100% Beneficial	09-Mar-21	Good	2,810.00

9305031038	Mineral Claim	100% Legal 100% Beneficial	09-Mar-21	Good	4,736.00
9305031041	Mineral Claim	100% Legal 100% Beneficial	09-Mar-21	Good	1,867.00
9305031043	Mineral Claim	100% Legal 100% Beneficial	09-Mar-21	Good	5,761.00
9305031044	Mineral Claim	100% Legal 100% Beneficial	09-Mar-21	Good	4,608.00
9305031046	Mineral Claim	100% Legal 100% Beneficial	10-Mar-21	Good	768.00
9305031047	Mineral Claim	100% Legal 100% Beneficial	10-Mar-21	Good	320.00
9305031048	Mineral Claim	100% Legal 100% Beneficial	10-Mar-21	Good	128.00
9305031173	Mineral Claim	100% Legal 100% Beneficial	09-Mar-21	Good	4,608.00
9305061030	Mineral Claim	100% Legal 100% Beneficial	30-Jun-21	Good	6,050.00
9305061031	Mineral Claim	100% Legal 100% Beneficial	30-Jun-21	Good	9,045.00
9305061032	Mineral Claim	100% Legal 100% Beneficial	30-Jun-21	Good	8,825.00
9305061033	Mineral Claim	100% Legal 100% Beneficial	30-Jun-21	Good	2,620.00
9305061034	Mineral Claim	100% Legal 100% Beneficial	30-Jun-21	Good	7,869.00
9305061035	Mineral Claim	100% Legal 100% Beneficial	30-Jun-21	Good	4,736.00
9308050865	Mineral Claim	100% Legal 100% Beneficial	23-May-24	Good	560.00
9309010684	Mineral Claim	100% Legal 100% Beneficial	29-Jan-25	Good	3,584.00

Land Use Permits

Permit Number	Permit Type	Type of Asset	Percentage Interest	Good To Date	Status
MLP-070036	Exploration Camp	Land Use Permit	100% Legal 100% Beneficial	20-Nov-13	Good

3.	Patterson Lake Property located in Saskatchewan.

Mineral Claims

Disposition Number	NTS1	NTS2	NTS3	NTS4	Type of Asset	Percentage Interest	Good To Date	Status	Area (ha)
S-107376	074F14				Mineral Claim	100% Legal 100% Beneficial	17-Oct-15	Good	3,514.00
S-107426	074F14				Mineral Claim	100% Legal 100% Beneficial	17-Oct-16	Good	4,571.00
S-107432	074F14				Mineral Claim	100% Legal 100% Beneficial	26-Oct-17	Good	1,599.00
S-107433	074F11	074F14			Mineral Claim	100% Legal 100% Beneficial	17-Oct-21	Good	2,253.00

S-107434	074F14		Mineral Claim	100% Legal 100% Beneficial	26-Dec-16	Good	4,534.00
S-107435	074F13	074F14	Mineral Claim	100% Legal 100% Beneficial	26-Dec-17	Good	3,758.00
S-107851	074F14		Mineral Claim	100% Legal 100% Beneficial	22-Feb-16	Good	377.00
S-107852	074F13	074F14	Mineral Claim	100% Legal 100% Beneficial	22-Feb-17	Good	2,102.00
S-107853	074F11	074F14	Mineral Claim	100% Legal 100% Beneficial	22-Feb-22	Good	2,608.00
S-112223	074F11	074F14	Mineral Claim	100% Legal 100% Beneficial	16-Apr-14	Good	2,092.00

Land Use Permits

Permit Number	Permit Type	Type of Asset	Percentage Interest	Good To Date	Status

142	Forest Product Permit	Land Use Permit	100% Legal 100% Beneficial	31-Mar-13	Good

12PA123	Exploration Permit	Land Use Permit	100% Legal	31-Mar-13	Good

12PA123	Aquatic Habitat Protection Permit	Land Use Permit	100% Beneficial	31-Mar-13	Good

12PA123	Temporary Work Camp Permit	Land Use Permit	100% Legal	31-Mar-13	Good

4.	Clearwater West Property located in Saskatchewan.

Mineral Claims

Disposition Number	NTS1	NTS2	NTS3	NTS4	Type of Asset	Percentage Interest	Good To Date	Status	Area (ha)
MC00000066	074F06	074F11			Mineral Claim	100% Legal 100% Beneficial	17-Mar14	Good	4,999.64
MC00000067	074F05	074F06	074F11	074F12	Mineral Claim	100% Legal 100% Beneficial	17-Mar14	Good	2,891.51
MC00000068	074F06	074F11			Mineral Claim	100% Legal 100% Beneficial	17-Mar14	Good	3,944.25

5.	Description of Macusani Property, which shall be transferred to the Purchaser by way of the transfer to the Purchaser of the Shares.

Mineral Claims

Claim #	Claim Name	Type of Asset	Ownership Interest	Good to Date	Status	Area (Ha)
010021604	SUYUPIA 2004 A	Mineral Claim	Fission Energy Peru S.A.C. 100% Legal 100% Beneficial	30-Jun-13	Good	1,000.00

010021704	SUYUPIA 2004 B	Mineral Claim	Fission Energy Peru S.A.C. 100% Legal 100% Beneficial	30-Jun-13	Good	500.00

010074305	ROCA MUERTO 3	Mineral Claim	Fission Energy Peru S.A.C. 100% Legal 100% Beneficial	30-Jun-13	Good	200.00

010074403	SUYUPIA 2003 A	Mineral Claim	Fission Energy Peru S.A.C. 100% Legal 100% Beneficial	30-Jun-13	Good	300.00

010074405	ROCA MUERTO 1	Mineral Claim	Minera Perura S.A.C. 100% Legal 100% Beneficial	30-Jun-13	Good	700.00
010074503	SUYUPIA 2003 B	Mineral Claim	Minera Perura S.A.C. 100% Legal 100% Beneficial	30-Jun-13	Good	600.00
010074505	ROCA MUERTO 2	Mineral Claim	Fission Energy Peru S.A.C. 100% Legal 100% Beneficial	30-Jun-13	Good	800.00
010077805	ALASKA 1	Mineral Claim	Minera Perura S.A.C. 100% Legal 100% Beneficial	30-Jun-13	Good	400.00
010077905	ALASKA 2	Mineral Claim	Minera Perura S.A.C. 100% Legal 100% Beneficial	30-Jun-13	Good	600.00

SCHEDULE E

PURCHASE PRICE ALLOCATION

The Purchase Price shall be allocated as follows:

i.	Physical Assets – aggregate net book value thereof immediately prior to the transfer;

ii.	Accounts Receivable – book value;

iii.	Shares – Dollar amount equal to the historical amount invested in Fission Energy Peru S.A.C. and Minera Peruran S.A.C.

iv.	Properties – the balance of the Purchase Price

SCHEDULE I

TO THE ARRANGEMENT AGREEMENT

Assumed Spinco Liabilities Assumption Agreement

THIS AGREEMENT made the     day of             , 2013.

B E T W E E N:

FISSION ENERGY CORP., a corporation

existing under the federal laws of Canada,

(hereinafter called “Fission”)

OF THE FIRST PART;

- and -

FISSION URANIUM CORP., a corporation

existing under the federal laws of Canada,

(hereinafter called “Spinco”)

OF THE SECOND PART

WHEREAS Fission, Spinco and Denison Mines Corp. entered into an arrangement agreement (the “Arrangement Agreement”) dated             , 2013;

AND WHEREAS pursuant to the Arrangement Agreement, Spinco has agreed to, among other things, assume the Assumed Spinco Liabilities pursuant to and subject to the terms of this Agreement;

IN CONSIDERATION OF the mutual premises and covenants herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the parties agree as follows:

1. DEFINITIONS

Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meaning ascribed to them in the Arrangement Agreement.

2. ASSUMPTION OF ASSUMED SPINCO LIABILITIES

2.1 Assumption

Pursuant and subject to the terms of this Agreement, Spinco hereby assumes and accepts, and undertakes to discharge, perform and fulfill, the Assumed Spinco Liabilities from and after the date of this Agreement in exchange for a cash payment in the amount of $            , being an amount equal to the aggregate amount of the Assumed Spinco Liabilities, which shall paid by Fission to Spinco on the date hereof by wire transfer of immediately available funds.

2.2 Further Assurances in Respect of Assumption

From and after the date of this Agreement Fission and Spinco shall do such acts and execute such further documents, conveyances, deeds, assignments, transfers and other instruments as either Fission or Spinco may in writing at any time and from time to time reasonably request in order to give full effect to the assumption of the Assumed Spinco Liabilities pursuant to this Agreement.

2.3 Post-Closing Bills

The parties agree that if Fission receives a bill, invoice or similar document (“Post-Closing Bill”) after the effective time of the assumption agreement that constitutes an Assumed Spinco Liability, Fission shall be treated as receiving such Post-Closing Bill on behalf of Spinco, Fission will forthwith send such Post-Closing Bill to Spinco, and Spinco shall pay such expense forthwith.

3. MUTUAL REPRESENTATIONS AND WARRANTIES

3.1 Fission and Spinco mutually represent and warrant that as of the date of this Agreement it:

(a)	has full corporate power and capacity to enter into this Agreement and this Agreement has been validly authorized, executed and delivered; and

(b)	has obtained all corporate authorizations for the execution of this Agreement and for the performance of this Agreement by it, and the entering into and the performance of this Agreement and the transactions contemplated herein will not result in the violation of any of the terms and provisions of its constating documents.

4. INDEMNIFICATION

4.1 Spinco covenants and hereby agrees to indemnify and hold Fission and its affiliates and their respective officers, directors and employees harmless with respect to all Losses and Claims or obligations of any nature or kind whatsoever suffered or incurred by any of the foregoing persons from and after the date of this Agreement as a result of, in respect of, arising out of or connected with the Assumed Spinco Liabilities or the failure of Spinco to assume, be bound by, discharge, undertake, perform or fulfill the Assumed Spinco Liabilities.

5. GENERAL

5.1 Severability

If, in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

5.2 Time of the Essence

Time is of the essence of each provision of this Agreement.

5.3 Governing Law

This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia.

5.4 Survival

This Agreement shall enure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns.

5.5 Counterparts

This Agreement may be executed in any number of counterparts, each of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original, faxed form or in PDF form and the parties adopt any signatures received by facsimile or in PDF form as original signatures of the parties; provided, however, that any party providing its signature in such manner shall promptly forward to the other parties an original of the signed copy of this Agreement which was so faxed or delivered in PDF form.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF this Agreement has been executed by the parties on the date first above written.

FISSION ENERGY CORP.

Per:

Name:
Title:

FISSION URANIUM CORP.

Per:

Name:
Title:

SCHEDULE J

TO THE ARRANGEMENT AGREEMENT

Acquiror Property

The properties commonly known by the names set out below:

Saskatchewan

1.	Wheeler River Joint Venture

2.	McClean Lake Joint Venture

3.	Midwest Joint Venture

Zambia

1.	Mutanga Mining Licence

2.	Dibwe Mining Licence

J-1